Form 20-F
NewGenIvf Group Ltd
filed 2024-04-09
CIK 1981662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the

fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: April 3, 2024

Commission File Number: 001-42004

NewGenIVF GROUP LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110, Thailand

(Address of Principal Executive Offices)

Mr. Wing Fung Alfred Siu, Chief Executive Officer

1/F, Pier 2, Central

Hong Kong, 999077

Tel: +852 2861 1666

Email: alfred.siu@newgenivf.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share	NIVF	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Warrants to purchase Class A ordinary shares	NIVFW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 3, 2024: 10,149,386 Class A ordinary shares and 8,319,988 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by NewGenIvf Group Limited, a British Virgin Islands business company. Unless otherwise indicated, “we,” “us,” “our,” the “Company,” “NewGenIvf” and “PubCo,” and similar terminology refer to NewGenIvf Group Limited and its subsidiaries subsequent to the Business Combination (defined below). References to “Legacy NewGenIvf” and “NewGenIvf Limited” refer to NewGenIvf Limited, a Cayman Islands exempted company.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333- 275208) initially filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2023, as amended and as supplemented in PubCo’s prospectus supplement filed on March 1, 2024 (the “Prospectus Supplement” and collectively, the “Form F-4”), all of which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

A SPAC I Acquisition Corp., a British Virgin Islands business company (“ASCA”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“PubCo”), A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (the “Merger Sub”), and NewGenIvf Limited, a Cayman Islands exempted company (“Legacy NewGenIvf”), entered into a Merger Agreement dated as of February 15, 2023 (as amended on June 12, 2023, December 6, 2023 and March 1, 2024, the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) ASCA reincorporated to British Virgin Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”), and (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy NewGenIvf, resulting in Legacy NewGenIvf being a wholly owned subsidiary of PubCo (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

On February 29, 2024, ASCA, PubCo, Legacy NewGenIvf, the Merger Sub, and certain buyers named therein led by JAK Opportunities VI LLC (collectively, the “Buyers” or “JAK”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which ASCA agreed to issue and sell to the Buyers, in a private placement, an aggregate of up to $3,500,000 principal amount of convertible notes (the “Notes”), consisting of one or more tranches: (i) an initial tranche (the “Initial Tranche”) of an aggregate principal amount of Notes of up to $1,750,000 and including an original issue discount of up to aggregate $122,500, and (ii) subsequent tranches of an aggregate principal amount of Notes of up to $1,750,000 and including an original issue discount of up to aggregate $122,500. The issuance of the Initial Tranche occurred on the date of the closing of the Business Combination. In connection with the issuance, JAK received a certain amount of ordinary shares of the Purchaser (the “Commitment Shares”), which were converted from NewGenIvf ordinary shares issued to JAK in February 2024 and equaled 295,000 ordinary shares of the Purchaser, as well as an additional 100,000 ordinary shares of the Purchaser, which were converted from NewGenIvf ordinary shares transferred by another shareholder to JAK in March 2024. In addition, a subsequent tranche of the Notes in the principal amount of $250,000 was issued and sold to JAK shortly after the closing of the Business Combination. As such, as of the date of this Report, an aggregate principal amount of Notes of $2,000,000 were issued and sold to JAK.

On March 1, 2024, ASCA entered into an acknowledgement agreement (the “Acknowledgement Agreement”) with Chardan Capital Markets, LLC (“Chardan”) and Legacy NewGenIvf related to the deferred underwriting commission owed to Chardan in connection with ASCA’s initial public offering. Pursuant to the Acknowledgement Agreement, ASCA will satisfy the deferred underwriting commission at the closing of the Business Combination with Legacy NewGenIvf, by (i) paying One Million U.S. Dollars (US $1,000,000) in cash to Chardan, (ii) issuing 1,500,000 PubCo Ordinary Shares (the “Additional Representative Shares”), and (iii) paying Chardan 30% of the gross proceeds from the post-closing financings of ASCA, until the deferred underwriting commission is fully paid within 6 months of the closing. The Acknowledgement Agreement also grants Chardan certain registration rights with respect to the ordinary shares and sole right of first refusal for future financings of ASCA for a period of 12 months following the closing and other considerations not related to ASCA’s business combination with NewGenIvf.

On April 3, 2024, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and Legacy NewGenIvf became a wholly owned subsidiary of PubCo. This Report is being filed in connection with the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Directors and Executive Officers of the Combined Company After the Business Combination” and is incorporated herein by reference.

Except for Au, Hok Man Jefferson, Foo, Yip Eng Jeremy and Richard Li, the address of our directors and executive officers is 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke), Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. The business address of Foo, Yip Eng Jeremy is 313 Pasir Panjang Road #05-05, Singapore 117482, Singapore. The business address of Richard Li is Level 1, 237 East Boundary Road, Bentleigh East, Victoria 3165, Australia.

B. Advisors

Not applicable.

C. Auditors

Marcum Asia CPAs LLP (“Marcum Asia”), 7 Penn Plaza, Suite 830, New York, New York, 10001, acted as A SPAC I Acquisition Corp.’s independent registered public accountant since April 29, 2021 (inception) through April 3, 2024, the date of the Business Combination.

WWC, P.C., San Mateo, California, 94403 acted as the independent auditor of Legacy NewGenIvf as of December 31, 2022 and 2021 and for the years then ended.

Following the consummation of the Business Combination, Onestop Assurance PAC (“Onestop”), 10 Anson Road, #06-15 International Plaza, Singapore 079903, is being engaged as the independent auditor of PubCo.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of PubCo is NewGenIvf Group Limited. PubCo was incorporated as a British Virgin Islands business company on January 26, 2023. PubCo has been the consolidating entity for purposes of Legacy NewGenIvf’s financial statements since the consummation of the Business Combination on April 3, 2024. The history and development of PubCo and the material terms of the Business Combination are set forth in the Form F-4 in the sections entitled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 – The Reincorporation Merger Proposal,” “Proposal No. 2 – The Acquisition Merger Proposal,” and “Description of Combined Company’s Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding PubCo and the Business Combination. Certain information about PubCo is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are set forth in Item 10 of this Report.

PubCo’s registered office is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, and its principal executive office is 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke), Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. PubCo’s principal website address is https://www.newgenivf.com. We do not incorporate the information contained on, or accessible through, PubCO’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B. Business Overview

Following and as a result of the Business Combination, PubCo conduct its operation primarily in Asia Pacific countries through clinics in Thailand, Cambodia and Kyrgyzstan, providing mainly two services, namely: (i) in-vitro fertilization (“IVF”) treatment service, comprising traditional IVF and egg donation and (ii) surrogacy and ancillary caring services. A description of the business of Legacy NewGenIvf is included in the Form F-4 in the sections entitled “Information about NewGenIvf” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Legacy NewGenIvf became a wholly owned subsidiary of PubCo. The following diagram depicts a simplified organizational structure of PubCo as of the date of this Report.

D. Property, Plants and Equipment

Legacy NewGenIvf leases the properties for its principal executive office, which is located on 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke) Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand with an aggregate area of approximately 14,750 square feet. Legacy NewGenIvf also leases another property in Cambodia with an aggregate area of 18,567 square feet and in Kyrgyzstan with an aggregate area of 2,368 square feet. Such properties are described in the Form F-4 in the section entitled “Information about NewGenIvf” and are incorporated herein by reference. In addition, Legacy NewGenIvf entered into a lease agreement in May 2023 for a property located in Thailand with an aggregate area of approximately 2,500 square feet. This property will be used mainly as Legacy NewGenIvf’s second clinic in Thailand, which is expected to open in 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Legacy NewGenIvf is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the section entitled “Directors and Executive Officers of the Combined Company after the Business Combination” which information is incorporated herein by reference.

C. Board Practices

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

D. Employees

Information regarding Legacy NewGenIvf’s employees is described in the Form F-4 in the section entitled “Information about NewGenIvf – Employees,” which information is incorporated herein by reference.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 3, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 10,149,386 ordinary shares issued and outstanding as of April 3, 2024.

Name and Address of Beneficial Owner(1)	Number of Shares	% of Class
Five Percent or Greater Holders
Fong, Hei Yue Tina	2,326,000	22.9%
Siu, Wing Fung Alfred	1,779,500	17.5%
Chardan Capital Market, LLC(2)	1,569,000	15.5%
Future Yield Holdings Limited(3)	750,000	7.4%
A SPAC (Holdings) Acquisition Corp.(4)	655,000	6.5%
Kit Yee Sze(5)	546,925	5.4%
Directors and Executive Officers
Fong, Hei Yue Tina	2,326,000	22.9%
Siu, Wing Fung Alfred	1,779,500	17.5%
Au, Hok Man Jefferson	-	-
Richard Li	-	-
Foo, Yip Eng Jeremy	-	-
Chiu, Wai Yip Raymond	-	-
All Directors and Executive Officers as a group (6 individuals)	4,105,500	40.4%

(1)	Except for Au, Hok Man Jefferson, Foo, Yip Eng Jeremy and Richard Li, the address of our directors and executive officers is 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke), Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. The business address of Foo, Yip Eng Jeremy is 313 Pasir Panjang Road #05-05, Singapore 117482, Singapore. The business address of Richard Li is Level 1, 237 East Boundary Road, Bentleigh East, Victoria 3165, Australia.

(2)	Chardan Capital Market, LLC, is controlled by Steven Urbach. The business address of Chardan Capital Market, LLC is 17 State Street, 21ST Floor, New York, New York, 10004.

(3)	The business address of Future Yield Holdings Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(4)	A SPAC (Holdings) Acquisition Corp. (“Sponsor”) is controlled by Mr. Claudius Tsang. The business address of the Sponsor is Level 39, Marina Bay Financial Centre, Tower 2, 10 Marina Boulevard, Singapore 018983.

(5)	The business address of Kit Yee Sze is Unit 06, 11/F Tower 1, Harbour Center, 1 Hok Cheung St., Hung Hom, Kowloon, Hong Kong.

B. Related Party Transactions

Our related party transactions are described in the Form F-4 in the section entitled “Certain Relationships and Related Party Transactions” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time be involved in various legal proceedings arising from the normal course of business activities. The results of litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on our business, financial condition and/or operations because of defence and settlement costs, diversion of management resources and other factors.

Dividend Policy

Our policy on dividend distributions is set forth in the Form F-4 in the section entitled “Trading Market and Dividends — Combined Company — Dividend Policy,” which is incorporated herein by reference.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are listed on the Nasdaq Global Market under the symbols “NIVF” and our warrants are listed on the Nasdaq Capital Market and “NIVFW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are listed on the Nasdaq Global Market under the symbols “NIVF” and our warrants are listed on the Nasdaq Capital Market and “NIVFW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, we are authorized to issue a maximum of 101,000,100 shares with no par value divided into 100,000,000 Class A ordinary shares, 100 Class B ordinary shares and 1,000,000 preferred shares. As of April 3, 2024, subsequent to closing of the Business Combination, there were 10,149,386 Class A ordinary shares outstanding. There were also 8,319,988 warrants outstanding, each exercisable to purchase one Class A ordinary share at a price of $11.50 per full share. Certain of our shareholders are subject to lock-up as contained in the Form F-4 in the section entitled “Proposal No. 2—The Acquisition Merger Proposal— Additional Agreements to be Executed at Closing —Lock-up Agreement and Arrangements.”

B. Memorandum and Articles of Association

We are a BVI business company incorporated under the laws of the British Virgin Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, 2004 (as amended), which we refer to as the “Companies Act” below, and the common law of the BVI.

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Annex B to our registration statement on Form F-4 (File No. 333-275208) initially filed with the Securities and Exchange Commission on October 27, 2023, as amended, which are incorporated herein by reference. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a resolution of shareholders on March 1, 2024, which became effective upon the effective date of the Reincorporation Merger.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of our registered agent Ogier Global (BVI) Limited.

Capacity and Power

According to Clause 4 of our Amended and Restated Memorandum of Association, we have, subject to the Companies Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit: (a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and (b) for the purposes of paragraph (a), full rights, powers and privileges.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of Combined Company’s Securities,” which is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to our Operations

Information pertaining to our material contracts is set forth in the Form F-4, in the sections entitled “Information about NewGenIvf,” “Risk Factors — Risks Related to NewGenIvf’s Business and Industry,” “Risk Factors — Risks Related to NewGenIvf’s Relationships with Third Parties,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Merger Agreement

The description of the Merger Agreement in set forth in the Form F-4 in the section entitled “Proposal No. 2 – The Acquisition Merger Proposal — The Merger Agreement,” which is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into or to be entered into in connection with the Merger Agreement is set forth in the Form F-4 in the sections entitled “Proposal No. 2 – The Acquisition Merger Proposal — Certain Related Agreements” and “Proposal No. 2 – The Acquisition Merger Proposal — Additional Agreements to be Executed at Closing,” each of which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the British Virgin Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Material U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.

F. Dividends and Paying Agents

Our policy on dividend distributions is set forth in the Form F-4 in the section entitled “Trading Market and Dividends — Combined Company — Dividend Policy,” which is incorporated herein by reference. We do not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf —Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Upon the completion of the Business Combination, there were 8,319,988 PubCo Warrants outstanding. The PubCo Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will become exercisable on May 3, 2024, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on April 3, 2029 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. The terms of the PubCo Warrants are described in the Form F-4 under the heading “Description of Combined Company’s Securities—PubCo Warrants,” which information is incorporated herein by reference.

Convertible Notes

The terms of the Notes issued to JAK are described on the cover page of the Prospectus Supplement, which information is incorporated herein by reference.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, Onestop is being engaged as the independent auditor of PubCo. In connection with the Business Combination, Marcum Asia, which was the auditor for A SPAC I Acquisition Corp., was dismissed effective April 3, 2024.

The reports of Marcum Asia on the financial statements of A SPAC I Acquisition Corp. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum Asia’s audit report contained an explanatory paragraph related to the substantial doubt of going concern.

During the years ended December 31, 2023 and December 31, 2022 and through April 3, 2024, the effective date of the Business Combination (the “Effective Date”), there were no “disagreements,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Marcum Asia on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference thereto in its reports on the financial statements of A SPAC I Acquisition Corp. for such periods. During the years ended December 31, 2023 and December 31, 2022 and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the years end December 31, 2023 and December 31, 2022 and through the Effective Date, neither PubCo, nor anyone on its behalf, consulted Onestop regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of PubCo and neither a written report was provided to PubCo or oral advice was provided that Onestop concluded was an important factor considered by PubCo in reaching a decision as to the accounting, auditing or financial reporting issue; or (i) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

PubCo provided Marcum Asia with a copy of the disclosure it is making in this Report and requested that Marcum Asia furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum Asia agrees with the statements made by PubCo in this Report, and if not, in which respects Marcum Asia does not agree. A copy of Marcum Asia’s letter to the Securities and Exchange Commission dated April 9, 2024 is attached as Exhibit 15.1 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-42 to F-97 of the Form F-4, including the unaudited interim condensed consolidated financial statements of Legacy NewGenIvf as of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and 2022, and the audited consolidated financial statements of Legacy NewGenIvf as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, are incorporated by reference herein.

The disclosures on pages F-1 to F-21 of ASCA’s annual report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 29, 2024, including the audited financial statements of ASCA as of and for the years ended December 31, 2023 and 2022, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Annex B of PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
2.1*	Specimen Class A Ordinary Share Certificate of PubCo
2.2*	Specimen Warrant Certificate of PubCo
2.3	Warrant Agreement, dated February 14, 2022, by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)
2.4	Form of Assumption of Warrant Agreement (incorporated by reference to Exhibit 4.7 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.1	Merger Agreement, dated as of February 15, 2023, by and among ASCA, NewGenIvf Limited, certain shareholders of NewGenIvf Limited, A SPAC I Mini Acquisition Corp., and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.2	First Amendment to the Merger Agreement, dated June 12, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)
4.3	Second Amendment to the Merger Agreement, dated December 6, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023)
4.4	Third Amendment to the Merger Agreement, dated March 1, 2024, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.5	Stock Escrow Agreement, dated February 14, 2022 by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)
4.6	Voting and Support Agreement, dated as of February 15, 2023, by and among A SPAC I Acquisition Corp., A SPAC I Mini Acquisition Corp., NewGenIvf Limited, and certain shareholders of NewGenIvf Limited (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.7	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)

4.8*	Form of Lock-Up Agreement
4.9	Securities Purchase Agreement, dated February 29, 2024, by and among ASCA, PubCo, Legacy NewGenIvf, the Buyers and Merger Sub (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.10	Form of Note between PubCo and the Buyers (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.11	Acknowledgement Agreement, dated March 1, 2024, by and among ASCA, Legacy NewGenIvf and Chardan (incorporated by reference to Exhibit 10.3 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.12	Power Generator Lease Contract, dated January 10, 2021, between BD & H TECH Co., LTD. and First Fertility Phnom Penh Ltd (English Translation) (incorporated by reference to Exhibit 10.19 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.13	Property Lease Contract, dated June 22, 2020, between SOK HEANG and First Fertility Phnom Penh Ltd (English Translation) (incorporated by reference to Exhibit 10.20 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.14	MicroSort Lease and Services Agreement, dated March 29, 2019, between First Fertility Phnom Penh Ltd and MicroSort International (incorporated by reference to Exhibit 10.21 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.15	Management and Administrative Services Agreement, dated November 1, 2022, between First Fertility PGS Center Ltd and Med Holdings Ltd (incorporated by reference to Exhibit 10.22 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.16	MicroSort Lease and Services Agreement, dated April, 8, 2019, between First Fertility PGS Center Ltd. and MicroSort International (incorporated by reference to Exhibit 10.23 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.17	Medical Consulting Service Agreement, dated January 1, 2021, between First Fertility PGS Center Ltd and First Fertility Phnom Penh Ltd (incorporated by reference to Exhibit 10.24 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.18	Receivables Purchase Agreement, dated December, 28, 2022, between First Fertility PGS Center Ltd and Mr. Siu, Wing Fung Alfred (incorporated by reference to Exhibit 10.25 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.19	Master Services Agreement, dated December 21, 2022, between First Fertility PGS Center Ltd and First Fertility Phnom Penh Ltd (incorporated by reference to Exhibit 10.26 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.20	Form of Agreement for Storage of Embryos, Eggs, and Sperms Service between First Fertility PGS Center Ltd and Reproductive Expert Co Ltd (incorporated by reference to Exhibit 10.27 to PubCo’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.21*	Form of NewGenIvf Group Limited 2024 Share Incentive Plan
8.1*	List of Subsidiaries
15.1*	Letter from Marcum Asia CPAs LLP, independent registered public accounting firm of ASCA
15.2*	Consent from Marcum Asia CPAs LLP, independent registered public accounting firm of ASCA

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NewGenIVF GROUP LIMITED

April 9, 2024	By:	/s/ Wing Fung Alfred Siu
	Name:	Wing Fung Alfred Siu
	Title:	Chief Executive Officer