Form 20-F
period 2024-12-31
NewGenIvf Group Ltd
filed 2025-04-22
CIK 1981662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

1/F, Pier 2, Central

Hong Kong, 999077

Tel: +1 (212) 537-4406

Email: Newgenivf.IR@icrinc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share	NIVF	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Warrants to purchase Class A ordinary shares	NIVFW	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of NewGenIvf Group Limited’s outstanding: (i) Class A Ordinary Shares, no par value, was 1,138,519 as of December 31, 2024, after retrospective application of the reverse stock split in February 2025; (ii) Class B Ordinary Shares, no par value, was none as of December 31, 2024; and (iii) Preferred Shares, no par value, was none as of December 31, 2024.

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

“Preferred Ordinary Shares” means Preferred ordinary shares of the Company, no par value.

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

“US$,” “USD,” “U.S. dollars,” or “dollars” are to the legal currency of the United States.

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

Risks Related to NewGenIvf’s Business and Industry

We may not be able to continue operating as a going concern.

As of December 31, 2024, the Company’s cash and cash equivalents stood at approximately US$457,740. While the Company does not have immediate challenges to settle its obligations when payments become due, the Company can make no assurance that it will have sufficient capital to bridge potential financial and liquidity shortfalls.

The Company is always closely monitoring the market for opportunities and has also been carrying out various fundraising projects to improve the Company’s cash flow position. As of this report date, all promissory notes as of December 31, 2024 have been settled, and convertible bonds comprising the Initial Note, the First Mandatory Additional Note, and the Second Mandatory Additional Note, have been converted into shares in the Company. A further US$2,000,000 of the Third Mandatory Additional Note was issued subsequent to the 2024 yearend and remains outstanding. Moreover, the Company has access to an equity line of credit facility of up to US$100,000,000 from White Lion Capital, of which approximately US$7.1 million has been drawn and become equity to date. As of this report date, the Company holds $2.48m cash in bank and a cash deposit of $1m with a trading platform company.

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

In addition, NewGenIvf believes that there is growing awareness of the demand for fertility services. As the fertility services field gains more attention, more competitors may be drawn into the market. NewGenIvf also could be adversely affected if NewGenIvf fails to identify or effectively respond to changes in market dynamics. As a result of any of these factors, NewGenIvf may not be able to continue to compete successfully against its current or future competitors, and this competition could result in the decrease in its client base and market share and the failure of its platform to continue to maintain market acceptance, which would materially and adversely affect its business, financial condition and results of operations.

NewGenIvf has a limited operating history with its current platform of solutions, which makes it difficult to predict its future prospects, financial performance and results of operations.

The predecessor entity of the Company prior to the Business Combination in April of 2024, NewGenIvf Limited, a Cayman Islands exempted company, was established in 2019, and although its subsidiary First Fertility PGS Center Limited launched fertility services in 2014, has a limited operating history. As a result of its limited operating history with its current platform of solutions, as well as a limited amount of time serving a majority of its client base, its ability to accurately forecast its future results of operations, key operating data, net revenue, cash flows, and operating margins is limited and subject to a number of uncertainties, including its ability to plan for and model future growth. NewGenIvf’s historical revenue growth should not be considered indicative of its future performance. Further, in future periods, its revenue growth could slow or decline for a number of reasons, including risks, challenges and uncertainties that NewGenIvf has encountered and may continue to encounter that are frequently experienced by companies at an early stage, slowing demand for its solutions and fertility services in general, changes in utilization trends by its clients, general economic slowdown, an increase in unemployment, an increase in competition, changes to health care trends and regulations, changes to science relating to the fertility market, a decrease in the growth of the fertility market, or its failure, for any reason, to continue to take advantage of growth opportunities. If NewGenIvf’s assumptions regarding these risks and uncertainties and its future revenue growth are incorrect or change, or if it does not address these risks successfully, its operating and financial results could differ materially from its expectations, and its business could suffer.

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

As a public reporting company, we are subject to filing deadlines for reports that we file pursuant to the Exchange Act, and our failure to timely file such reports may have material adverse consequences on our business.

In the past, we have not been able to, and may continue to be unable to produce timely financial statements, and file these financial statements as part of a periodic report in a timely manner with the SEC. For example, we failed to timely file with the SEC the requisite Form 20-F for the year ended December 31, 2023. Consequently, we were not compliant with the periodic reporting requirements under the Exchange Act at such time. We cannot guarantee that in the future our reporting will always be timely. Our failure to timely file future periodic reports with the SEC could subject us to enforcement action by the SEC and shareholder lawsuits and could eventually result in the delisting of our Class A Ordinary Shares from Nasdaq, regulatory sanctions from the SEC, and/or the breach of covenants in our credit facilities or of any preferred equity or debt securities we may issue in the future, any of which could have a material adverse impact on our operations and your investment in our Class A Ordinary Shares, and our ability to register with the SEC public offerings of our securities for our benefit or the benefit of our security holders. Additionally, our failure to file our past periodic reports and future periodic reports has resulted in and could result in investors not receiving adequate information regarding us with which to make investment decisions. As a result, investors may not have access to current or timely financial information about our business.

If we are unable to continue to meet the listing requirements of Nasdaq, our Class A Ordinary Shares will be delisted.

On October 8, 2024, the Company received a deficiency letter (“Bid Price Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that it is currently not in compliance with the closing bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Bid Price Deficiency Letter stated that, for the preceding 30 consecutive business days, the Company’s Class A Ordinary Shares did not meet the minimum closing bid price of $1 per share pursuant to the Minimum Bid Price Rule. The Company has an initial compliance period of 180 calendar days, or until April 7, 2025 to regain compliance with the Minimum Bid Price Rule. The Deficiency letter stated that if at any time the closing bid price of the Company’s Class A Ordinary Shares is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance with this requirement, as applicable. On February 11, 2025, the Company effected a 1-for-20 reverse stock split of its issued and unissued shares (the “Reverse Stock Split”). The effect of the reverse stock split was to consolidate every 20 issued and unissued shares into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the Minimum Bid Price Rule. Notwithstanding the foregoing, if within one year of the Reverse Stock Split, the Company’s Class A Ordinary Shares fall below $1.00 per share for 30 consecutive business days, or if within a two-year period from the Reverse Stock Split, the Company effects one or more reverse stock splits with a cumulative ratio of 250 shares or more to one, then Nasdaq may not provide us with an additional compliance period under its amended Listing Rule 5810(c)(3)(A)(iv) and our common stock could be delisted immediately.

On May 24, 2024, the Company received a Deficiency Letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Class A Shares did not meet the minimum market value of listed securities (”MVLS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(A). In accordance with Nasdaq Rule 5810(c)(3)(C), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024, the Compliance Date, to regain compliance with the MVLS Requirement. If, at any time before the Compliance Date, the MVLS for the Class A Shares is at least $50,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVLS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.

On May 24, 2024, the Company received a Deficiency Letter from the Staff of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Company’s Class A Ordinary Shares did not meet the minimum market value of publicly held shares (“MVPHS”) requirement of $15,000,000 for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(C). In accordance with Nasdaq Rule 5810(c)(3)(D), the Company has until the Compliance Date to regain compliance with the MVPHS Requirement. If, at any time before the Compliance Date, the MVPHS for the Class A Shares is at least $15,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVPHS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market.

On November 21, 2024, the Company received a notice from the Staff of Nasdaq notifying the Company that its securities are subject to delisting due to the MVPHS Deficiency and MLVS Deficiency. The Company requested a hearing to appeal the delisting determination before the Nasdaq Hearings Panel (the “Panel”) on November 27, 2024. On November 29, 2024, the Company received a formal notice from Nasdaq that the Panel will consider its appeal at an oral hearing on January 28, 2025 (the “Hearing”). On February 19, 2025, the Company received written decision from the Panel, which granted an extension, allowing the Company additional time to regain compliance with the Nasdaq Stock Market’s (“Nasdaq” or the “Exchange”) continued listing requirements, subject to meeting specific compliance criteria within designated timeframes. On February 11, 2025, the Company carried out the Reverse Stock Split. The effect of the reverse stock split was to consolidate every 20 issued and unissued shares into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the Minimum Bid Price Rule. In addition, on February 27, 2025, the Company received a confirmation from Nasdaq that its application to transfer its listing to the Nasdaq Capital Market had been approved and that the Company’s securities would be transferred to the Nasdaq Capital Market at the opening of business on February 28, 2025. On March 10, 2025, the Company received a confirmation letter from Nasdaq confirming that it has demonstrated compliance with all of Nasdaq’s listing requirements, as required in the Panel’s decision letter dated February 19, 2025.

If we are unable to achieve and maintain compliance with such listing standards or other Nasdaq listing requirements in the future, our Class A Ordinary Shares could be delisted from Nasdaq. A delisting of our Class A Ordinary Shares and our inability to list on another national securities market could negatively impact us by: (i) reducing the liquidity and market price of our Class A Ordinary Shares; (ii) reducing the number of investors willing to hold or acquire our Class A Ordinary Shares, which could negatively impact our ability to raise equity financing; (iii) limiting our ability to use certain registration statements to offer and sell freely tradable securities, thereby limiting our ability to access the public capital markets; and (iv) impairing our ability to provide equity incentives to our employees.

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

NewGenIvf’s interim and annual results may fluctuate significantly and may not fully reflect the underlying performance of NewGenIvf’s business.

NewGenIvf’s interim and annual results of operations, including the levels of NewGenIvf’s revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of NewGenIvf’s control, and period-to-period comparisons of NewGenIvf’s operating results may not be meaningful, especially given NewGenIvf’s limited operating history. Accordingly, the results for any one fiscal half-year or any one fiscal year are not necessarily an indication of future performance. Fluctuations in interim and/or annual financial results may adversely affect the price of NewGenIvf’s ordinary shares. Factors that may cause fluctuations in NewGenIvf’s interim and annual financial results include:

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

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Market opportunity estimates and growth forecasts included in this prospectus, including those NewGenIvf has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described in this prospectus. Even if the markets in which NewGenIvf competes achieve the forecasted growth, its business could fail to grow at similar rates, if at all.

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

Furthermore, in order to attract and retain key personnel and employees, NewGenIvf may increase the compensation amounts or share-based awards for NewGenIvf’s executive officers from time to time. As a result, NewGenIvf’s expenses associated with the compensation may increase, which may also have an adverse effect on its results of operations.

NewGenIvf’s Share Incentive Plan allows NewGenIvf to enhance its ability to attract and retain exceptionally qualified individuals and agents and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel and agents is often intense and NewGenIvf may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel and agents to fulfill NewGenIvf’s current or future needs. NewGenIvf believes that the granting of share-based awards is of significant importance to NewGenIvf’s ability to attract and retain agents, key personnel and employees, and NewGenIvf will continue to grant share-based awards in the future. In addition, NewGenIvf may, with the approval of its Compensation Committee and the Board, revise the terms of, and increase the size of, its share incentive plan, to ensure that it is able to attract and retain agents, key personnel and employees. On March 31, 2025, NewGenIvf’s Board approved certain amendments to its Share Incentive Plan, including the increase of the size of the share incentive plan to 20% of the outstanding shares of the Company from time to time. As a result, NewGenIvf’s expenses associated with share-based compensation may increase, which may have an adverse effect on NewGenIvf’s results of operations. The amended share incentive plan is available as Exhibit 4.21.

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

NewGenIvf’s reporting currency is U.S. dollars. The functional currency of NewGenIvf and its subsidiaries include Hong Kong dollar (“HK$”), Thai baht (“THB”) and United States dollar (“USD”). Accordingly, fluctuations in the value of HK$ and THB relative to the USD could affect its results of operations due to translational remeasurements. As its international operations expand, an increasing portion of its revenue and operating expenses may be denominated in non- HK$ and THB currencies. Accordingly, NewGenIvf’s revenue and operating expenses will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. If NewGenIvf is not able to successfully hedge against the risks associated with currency fluctuations, NewGenIvf’s business, financial condition and results of operations could be materially adversely affected.

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

Sales of a substantial number of our securities in the public market by our existing securityholders could cause the market price of our Class A Ordinary Shares to decrease significantly.

As of the date of this Report, we have registered up to 8,971,263 Class A Ordinary Shares (after accounting for the Reverse Stock Split) for resale under the registration statements numbered 333-281964 and 333-283421, which represents a substantial percentage of our issued and outstanding Class A Ordinary Shares. The sale of such securities in the public market by the Selling Securityholders, or the perception that those sales might occur, could depress the market price of our Class A Ordinary Shares, and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares.

Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote, while each Class B Ordinary Share is entitled to one hundred (100) votes with all Ordinary Shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Only Class A Ordinary Shares are listed and traded on NASDAQ, and we intend to maintain the dual-class voting structure. Mr. Wing Fung Alfred Siu and Ms. Hei Yue Tina Fong beneficially own all of the issued Class B Ordinary Shares. As of the date of this Report, these Class B Ordinary Shares constitute approximately 2.73% of our total issued and outstanding shares and 73.76% of the aggregate voting power of our total issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Substantially all of NewGenIvf’s assets and operations are located in Thailand, Cambodia and Kyrgyzstan and they are subject to economic, legal and regulatory uncertainties in such countries.

Substantially all of NewGenIvf’s operations and assets are based in Thailand, Cambodia and Kyrgyzstan. As a result, its businesses and operations are subject to the changing economic conditions prevailing from time to time in such countries. Since 2020, Thailand’s economy has been experiencing a slowdown. According to the World Bank Group, the GDP growth rate of Thailand declined to minus 6.1% in 2020 and recovered to 1.9% in 2023 and 2.4% in 2024 but still lower than the previously growth in historical years. Meanwhile, Cambodia’s post-pandemic economic recovery has gained momentum, but remains uneven. Traditional growth drivers, especially manufacturing and agricultural commodities exports, have fully recovered. However, while travel and tourism have improved, the sector remains well below pre-COVID-19 levels. The subsequent impact also caused the vendors and customers preference change, lower the willingness travelling to Kyrgyzstan for surrogacy services. The economy is projected to grow, underpinned by merchandise exports and domestic economic activity.

NewGenIvf also derives a substantial portion of its revenue from Chinese clients and as such, its maintenance of PRC-sourced revenues and access to new and existing clients from the PRC are also subject to the economic conditions of China. However, the near-term growth prospects of the PRC economy are unclear due to the uncertain effects of ongoing economic stress caused by trade and national security policies, and the elevated levels of private and public indebtedness, among others. According to the National Statistics Bureau of the PRC, growth rate of China’s GDP for the year 2022 slowed down to 3.0% on a year-on-year basis compared to the growth rate of approximately 8.4% for the year 2021. In 2023, China’s GDP grew 5.2% while China’s 2024 GDP growth rate was 5%. A prolonged downturn in the PRC economy generally could materially and adversely affect NewGenIvf’s results of operations.

Factors that may adversely affect the economy and conditions in such countries include:

●	political instability;

●	global economic conditions;

●	exchange rate fluctuations and the exchange control policy of the banks;

●	a prolonged period of inflation or increase in regional interest rates;

●	changes in taxation;

●	changes in government policies affecting import and export volumes;

●	decline in tourism;

●	natural disasters, including tsunamis, earthquakes, fires, floods, drought and similar events;

●	a potential recurrence or outbreak of avian influenza, severe acute respiratory syndrome or other infectious or contagious diseases like COVID-19 in Asian countries, and governmental policies to address such outbreak;

●	scarcity of credit or other financing, resulting in lower demand for products and services provided by companies in the region;

●	increases in oil prices and other commodity prices;

●	decreased consumer confidence;

●	other external recessions or potential economic downturns in the United States, Asia or other parts of the world; and

●	other regulatory, political or economic developments in or affecting the countries including but not limited to tariff policies of the U.S. and EU.

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

Only one of NewGenIvf’s directors or officers, namely Ms. Fong, Hei Yue Tina, is also a director of First Fertility PGS Center. NewGenIvf believes that if First Fertility PGS Center’s directors, including Ms. Fong, are found guilty of the above offence and subject to imprisonment, the resulting impact on NewGenIvf’s business, results of operations and financial conditions would be limited, as Ms. Fong has limited involvement in the day-to-day management of First Fertility PGS Center’s operations and Mr. Siu, Wing Fung Alfred and the other directors and officers of NewGenIvf and its subsidiaries would be able to keep operating the group’s and First Fertility PGS Center’s activities with limited disruptions. Further, a second clinic has been set up in a separate location which will mitigate the risk of interruptions to operations

NewGenIvf currently has no insurance coverage for its operations.

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

NewGenIvf’s Share Incentive Plan will allow NewGenIvf to enhance its ability to attract and retain exceptionally qualified individuals and agents and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel and agents is often intense and NewGenIvf may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel and agents to fulfill NewGenIvf’s current or future needs. NewGenIvf believes that the granting of share-based awards is of significant importance to NewGenIvf’s ability to attract and retain agents, key personnel and employees, and NewGenIvf will continue to grant share-based awards in the future. In addition, NewGenIvf may, with the approval of its Compensation Committee and the Board, revise the terms of, and increase the size of, its share incentive plan, to ensure that it is able to attract and retain agents, key personnel and employees. On March 31, 2025, NewGenIvf’s Board approved certain amendments to its Share Incentive Plan, including the increase of the size of the share incentive plan to 20% of the outstanding shares of the Company from time to time. As a result, NewGenIvf’s expenses associated with share-based compensation may increase, which may have an adverse effect on NewGenIvf’s results of operations. The amended share incentive plan is available as Exhibit 4.32.

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

NewGenIvf relies on the physicians and other medical professionals of the assisted reproductive medical facilities in its network to make proper clinical decisions regarding the diagnosis and treatment of clients. However, NewGenIvf does not have full and direct control over every step of clinical activities undertaken at each of the medical facilities. In addition, physicians and medical professionals outside NewGenIvf’s network may introduce patients to NewGenIvf and conduct medical treatments and/or procedures for such patients in NewGenIvf’s facilities. NewGenIvf enters into independent contractor agreements with such physicians and medical professionals and treats such patients as NewGenIvf’s own patients. As such, NewGenIvf will have to bear any liabilities arising from their medical treatments and/or procedures conducted in NewGenIvf’s facilities. Any incorrect clinical decision or malpractice on the part of physicians and other medical professionals (including those from outside of its network), or any failure by the medical facilities in its network to properly manage their clinical activities may result in unsatisfactory treatment outcomes, patient injury or even death, which could lead to disputes with patients and/or their families or the medical professionals, including those from outside its network. In its experience, moreover, clients of fertility treatments tend to be more demanding on the medical services received. In addition, the relevant laws governing medical disputes and claims grant claimants’ liberal rights in bringing claims against physicians and other medical professionals practicing in the jurisdiction. As a result, the medical facilities in its network may be subject to medical disputes and claims arising under relevant laws, from time to time, which could generate substantial damages imposed on such facilities if not covered by professional liability insurance. Any dispute with its patients and/or their families or the medical professionals, including those from outside its network, or any legal proceeding involving the physicians of the medical facilities or medical professionals, including those from outside its network, regardless of its merit or eventual outcome, could result in significant legal costs and reputational damage to the medical facilities and materially and adversely affect the business, financial condition and results of operations of the medical facilities in its network, and further affect its business, financial condition and results of operations.

The assisted reproductive medical facilities in NewGenIvf’s network have limited control over the quality of the pharmaceuticals, medical equipment, medical consumables and other supplies used in its operations, and cannot guarantee that the products in use are not defective or counterfeit. NewGenIvf also has no control over independent sub-contractors and cannot guarantee the services thereof.

The assisted reproductive medical facilities in NewGenIvf’s network procure a variety of pharmaceuticals, medical equipment, consumables and other supplies in NewGenIvf’s operations from third-party suppliers. As the medical facilities in NewGenIvf’s network do not engage in the direct manufacture of such supplies, NewGenIvf cannot assure you that such supplies are free of defects and meet relevant quality standards or, in the case of imported supplies, verify the origin of such products. In addition, there may be counterfeit pharmaceutical products manufactured without proper licenses or approvals or fraudulently mislabeled with respect to their content or manufacturer in the pharmaceutical markets. In some cases, these products are very similar in appearance to the authentic products. The quality control checks and processes may not be able to identify all counterfeit pharmaceutical products in the inventory. Any sale of such products by the medical facilities in NewGenIvf’s network, regardless of its knowledge as to their authenticity, may subject the medical facilities to administrative sanctions, civil claims, negative publicity or reputational damage. NewGenIvf cannot assure you that the medical facilities in our network will be able to successfully claim full indemnity from such manufacturers of counterfeit pharmaceutical products.

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

NewGenIvf maintains contractual relationships with select pharmaceutical manufacturers in Thailand, Cambodia and Kyrgyzstan. The consolidation of pharmaceutical manufacturers and, laboratory service providers, the shortages of drugs provided by such manufacturers, the termination or material alteration of its contractual relationships, or its failure to renew such contracts could have a material adverse effect on its business and results of operations. Adoption of new laws, rules or regulations or changes in, or new interpretations of, existing laws, rules or regulations, relating to any of these programs could materially adversely affect its business and results of operations.

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

Some of NewGenIvf’s employees may have been previously employed at other companies, including NewGenIvf’s competitors. NewGenIvf may hire additional personnel to expand its development team and technical support team as its business grows. To the extent these employees were involved in the development of content or technology similar to NewGenIvf’s at their former employers, NewGenIvf may become subject to claims that these employees or NewGenIvf has appropriated these employees’ former employers’ proprietary information or intellectual properties. If NewGenIvf fails to successfully defend such claims against itself, NewGenIvf may be exposed to liabilities which could have a material adverse effect on its business.

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

Certain data and information in this prospectus relied on by NewGenIvf were obtained from third-party data and polls. These metrics were not independently verified by NewGenIvf and may not be accurate.

Certain numbers and information in this prospectus were obtained and provided from numerous sources including management data, third-party data or numbers generally estimated by calculating infertile couples, fertility tourism number, etc. to generally assess potential customer numbers in Asia-Pacific countries.

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

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by foreign countries, our business, including results of operations, cash flows and financial condition, may be adversely affected. In January 2025, during the initial days of U.S. President Trump’s second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries have imposed or indicated their intention to impose counter measures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies and on April 2, 2025, announced new tariffs on many U.S. trading partners, including a universal baseline tariff of 10% on all imported goods, and country specific tariffs such as an additional 34% tax on imports from China (leading to an effective rate of 54% when combined with existing tariffs) and 20% on products from the E.U. Specific products that are being tariffed, such as automobiles, were to be exempted from the new tariffs, and tariffs on products such as pharmaceutical drugs were to be announced at a later date. Following a period of market turbulence, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, U.S. President Trump announced an increased tariff rate against Chinese imports of a minimum 145%. These and other tariffs and countermeasures could increase the cost of equipment necessary for our operations, disrupt global supply chains and create additional operational challenges. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

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

NewGenIvf’s reported financial results may be adversely affected by changes in accounting principles generally accepted in the U.S.

A change in the U.S. accounting principles could have a significant effect on NewGenIvf’s reported results of operations and could affect the reporting of transactions already completed before the announcement of a change. The adoption of new or revised accounting principles may require it to make changes to its systems, processes and control, which could have a significant effect on its reported financial results, cause unexpected financial reporting fluctuations, retroactively affect previously reported results or require it to make costly changes to its operational processes and accounting systems upon or following the adoption of these standards.

If NewGenIvf’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in NewGenIvf’s consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. NewGenIvf bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf — Critical Accounting Policies, Judgments and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. NewGenIvf’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of its Class A Ordinary Shares and Warrants.

NewGenIvf is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business, financial condition and results of operations.

NewGenIvf is subject to anti-corruption, anti-bribery, anti-money laundering and similar laws in the jurisdictions where we have subsidiary operations. In Thailand, the Anti-Money Laundering Act B.E. 2542 (1999) , the Act Supplementing the Constitution Relating to the Prevention and Suppression of Corruption B.E. 2561 (2018) of Thailand, and the Penal Code of Thailand, domestic bribery laws, and other anticorruption and anti-money laundering laws in the countries in which it conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. If NewGenIvf expands its business and sales and to the public sector, it may engage with business partners and third-party intermediaries to market its services and to obtain for it the necessary permits, licenses, and other regulatory approvals. In addition, NewGenIvf or its third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. NewGenIvf can be held liable for the corrupt or other illegal activities of these third-party intermediaries, its employees, representatives, contractors, partners and agents, even if it does not explicitly authorize such activities. Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject it to whistleblower complaints, investigations, prosecution, enforcement actions, sanctions, settlements, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if NewGenIvf does not prevail in any possible civil or criminal proceeding, its business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees, which could adversely affect its business, financial condition and results of operations.

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

The Business Combination

On February 15, 2023, ASCA entered into the Merger Agreement (as amended on June 12, 2023 and December 6, 2023, the “Merger Agreement,” and the transactions contemplated thereunder, the “Business Combination”) with A SPAC I Mini Acquisition Corp., Merger Sub, NewGenIvf Limited, a Cayman Islands exempted company (“Legacy NewGenIvf”) and certain shareholders of Legacy NewGenIvf. Pursuant to the Merger Agreement, the Business Combination was effected in two steps: (i) ASCA was reincorporated to the British Virgin Islands by merging with and into A SPAC I Mini Acquisition Corp. (such transaction, the “Reincorporation Merger”); and (ii) Merger Sub merged with and into Legacy NewGenIvf, resulting in Legacy NewGenIvf being a wholly-owned subsidiary of the Company (such second step in isolation, the “Acquisition Merger”). The surviving entity of the Business Combination, together with its subsidiaries is referred to in this prospectus as “NewGenIvf,” the “Company,” “we,” “our,” or “us,” unless the context otherwise requires.

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

On April 3, 2024, the Business Combination was consummated with the Company as the surviving entity.

B.	Business Overview

With a focus on providing fertility treatments to fulfil the dreams of building families, NewGenIvf mainly offers two services, namely: (i) in vitro fertilization (“IVF”) treatment service, comprising traditional IVF and egg donation; and (ii) surrogacy and ancillary caring services. Currently, we have three clinics: one clinic in Thailand, one clinic in Cambodia, and one clinic in Kyrgyzstan.

●	IVF treatment service: For the years ended December 31, 2024 and 2023, we generated approximately 100% and 78.3% respectively of our revenue from IVF treatments services. We primarily provide our clients with conventional IVF/intracytoplasmic sperm injection (“ICSI”) and embryo transfer services. As technology has progressively advanced, we have been able to, through technologies and facilities provided by MicroSort technology, help fulfill the family-balancing dreams of its clients and avoiding certain gender-related hereditary diseases. IVF treatment involves the performance of a series of medical treatment as well as procedures and eventually brings benefits to clients when embryo is successfully implanted. Revenue from IVF treatment is recognized at a point in time when different treatment and/or procedure completed in clinic. The completion of the various treatments and procedures are evidenced by written treatment cards and reports maintained in the patient files.

●	Surrogacy and ancillary caring services: We also generate revenue from surrogacy services and related ancillary caring services in Kyrgyzstan. For the years ended December 31, 2024 and 2023, we generated approximately Nil % and 21.7%, of our revenue from surrogacy and ancillary caring services. For surrogacy services, NewGenIvf conducts implantation of embryos from biological parents in surrogate mothers. In addition, NewGenIvf provides a “success guarantee” program for egg donation services in Cambodia and surrogacy services in Kyrgyzstan. Under this optional program, patients pay additional fees of approximately 40% of the original price and can have repeated attempts of IVF cycles, egg donation services and/or surrogacy services until the procedures are successful. The additional costs to NewGenIvf are generally limited and amount to approximately 30% of the original costs because NewGenIvf’s clinics, together with the patients, can choose suitable egg donors and surrogate mothers to limit the additional costs. During the pregnancy period, NewGenIvf provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. Revenue from surrogacy and ancillary caring services is recognized at a point in time when the surrogate mother gives birth. Surrogacy services provide infertile couples with an alternative method of having children. During 2024, we did not generate any revenue from Surrogacy as we went through a series of reorganization in Kyrgyzstan, resulting in a sale of 100% equity interest in First Fertility Bishkek Limited Liability Company and acquisition of 100% equity interest in Bi Clinic Limited Liability Corporation.

For the years ended December 31, 2024 and 2023, NewGenIvf’s revenue was US$5,433,375 and US$5,136,153, and its net income/(loss) was US$(474,101) and US$108,418, respectively.

Competitive Strengths

NewGenIvf believes that the following competitive strengths have positioned it to meet growing opportunities in the fertility market across Asia-Pacific, and have differentiated it from its competitors:

Broad-range Assisted Reproductive Service (“ARS”) Provider Offering Comprehensive Fertility Treatment Services

With almost a decade of experience in the fertility market, NewGenIvf has built a reputation in the IVF industry in Asia-Pacific. NewGenIvf has reinforced its long-standing position through expanding its service offerings and locations to address the evolving clients’ needs or requests.

NewGenIvf’s comprehensive fertility treatment offerings in Thailand, Cambodia, and Kyrgyzstan, primarily including IVF, egg donation (in Cambodia) and surrogacy services (in Kyrgyzstan), make it convenient for clients in Asia-Pacific market to have access to various fertility services but with a relatively low cost, as compared with the US market. Meanwhile, the average cost per IVF cycle by NewGenIvf is around US$7,000 (excluding medication). Each of NewGenIvf’s clinics in Thailand, Cambodia, and Kyrgyzstan has its own specialty, and together, NewGenIvf is able to provide more flexibility and options to its patients. For example, NewGenIvf’s Thailand clinic focusing on IVF and related ancillary services including HIV sperm washing, egg freezing, and chromosome screening. The clinic in Cambodia specializes in providing both IVF services and egg donation services. NewGenIvf opened the clinic in Kyrgyzstan in 2019, which broadened NewGenIvf’s services by being legally qualified/received approval letter from The Ministry of Health of Kyrgyzstan to offer surrogacy services. As of December 31, 2024, NewGenIvf was the one of the few ARS providers in Kyrgyzstan and one of the few companies in Kyrgyzstan that is licensed to offer surrogacy services in Kyrgyzstan.

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

Built on years of experience, NewGenIvf has established a strong reputation in its industry, which in turn attracted potential business partners to approach NewGenIvf to negotiate cooperations and referrals. Over the years, NewGenIvf sends representatives to medical expos mostly held in the PRC to approach potential business partners and establish new partnerships by entering into agency agreements with each agent. NewGenIvf has become a significant partner with agents and sub-agents throughout China and India. Normally, each agency agreement has a maximum term of one year, which is renewable upon mutual agreement. Agents typically market and promote NewGenIvf’s services by word-to-mouth referrals and other measures and NewGenIvf pays the agents commission at a range of 10% to 25% of the treatment fees upon the completion of client’s treatment. Normally, agents provide potential clients’ contact information to the sales team of NewGenIvf, who then approach potential clients and provide consultation on services. With its partnerships in various countries, NewGenIvf believes it is able to better benefit from the growing market opportunities.

Exclusively Owned and Licensed Technology for Family Planning and Access to Mature Fertility Technologies

NewGenIvf believes that its licenses and/or access to mature technologies contribute to its ability to identify and tailor ARS services to individual patient’s needs. These technologies include:

●	MicroSort Technology: NewGenIvf acquired the MicroSort Technology from Genetics & IVF Institute, Inc. (“GIVF”) pursuant to a Purchase Agreement dated January 21, 2025 between NewGenIvf and GIVF (“Purchase Agreement”). As such NewGenIvf exclusively owns the MicroSort Technology. Prior to the closing of the MicroSort Acquisition, NewGenIvf held an exclusive license granted by a division of the Genetics & IVF Institute, Inc. to use MicroSort technology in Thailand and Cambodia. MicroSort technology is a form of pre-conception gender selection technology for humans. MicroSort technology aims to separate male sperm cells based on which gender chromosome they contain, which results in separated semen samples that contain a higher percentage of sperm cells that carry the same gender chromosome. The technology ultimately helps couples choose the gender of their future child by choosing semen samples that predominately contain sperm with the X chromosome for a female or Y chromosome for a male. Traditionally and naturally, gender selection occurs after conception, meaning after the eggs are fertilized. As a result, some fertilized eggs will go unused. However, with MicroSort technology, NewGenIvf is able to increase the ratio of male or female embryos, based on the patient’s preference. Eggs are more likely to be fertilized according to the preferences of the parents. Other improvements that MicroSort treatment could help achieve include prevention of certain gender-related hereditary diseases.

●	Preimplantation Genetic Screening (“PGS”): PGS is used in parallel with an IVF treatment cycle. PGS is the practice of determining the presence of aneuploidy (either too many or too few chromosomes) in a developing embryo. PGS improves success rates of in vitro fertilization by ensuring the transfer of euploid embryos that have a higher chance of implantation and resulting in a live birth. PGS has improved clinical outcomes for NewGenIvf by achieving a higher implantation rate of 70.9% and reducing miscarriage rates by 26.6%.

●	Next-Generation Sequencing (“NGS”): NGS is a high-throughput technology for determining the sequence of deoxyribonucleic acid (“DNA”) or ribonucleic acid (“RNA”) to study genetic variation associated with diseases or other biological phenomena. NGS determines the sequence of a sample all at once by using parallel sequencing. Traditional Sanger sequencing determines the sequence of a sample one section at a time. Sequencing thousands of gene fragments simultaneously with NGS reduces time and cost associated with sequencing and increases the coverage quality and data output.

●	Preimplantation Genetic Diagnosis (“PGD”): Similar to PGS, PGD is also used in parallel with an IVF treatment cycle. But PGD is a process more enhanced than PGS since it scans for individual genes. PGD is the practice of evaluating embryos for specific genetic abnormalities, such as sickle cell disease or cystic fibrosis, where carrier status has been documented in each of the parents. By using this technique, physicians are able to check the genes or chromosomes for a specific genetic condition. PGD can decrease the risk of miscarriage and this technology can help women better achieve a healthy pregnancy. Individuals who suspect or know they carry genes for serious medical conditions may opt to screen for healthy embryos ahead of time.

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

Strategies

NewGenIvf’s vision is to provide tailored ARS solutions to fulfil patients’ dreams of becoming a parent. To realize this vision, NewGenIvf plans to adopt the following strategies:

Offer Broad Fertility Services for Fertility Tourists across Asia Pacific

NewGenIvf intends to provide broad fertility services for fertility tourists seeking high quality, cost effective and comprehensive fertility solutions. According to China Insights Industry Consultancy Limited (“CIC”), the demand for fertility tourism is driven by a variety of factors including the prevalence of infertility, the introduction of the Three-Child policy in China, the improved understanding of assisted reproductive technology and increased affordability of ARS. To address these needs, NewGenIvf plans to offer its customers a “hassle-free”, seamless and integrated ARS and hospitality arrangement experience. To complement its fertility services, NewGenIvf intends to integrate its offerings with additional services for traveling patients, most of whom are first-time fertility tourists, such as translation service, hotel arrangement and airport pickup services. NewGenIvf plans to enhance its customers’ experience by entering into exclusive cooperation arrangements with local premium hospitality providers.

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

NewGenIvf also intends to develop clinically practiced interior design concepts for its medical facilities, including improved service rooms, consultation rooms, reception areas, nutrition food areas, and traditional Chinese medicine (such as acupuncture) facilities.

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

NewGenIvf had entered into a non-binding term sheet dated June 3, 2024 (the “Term Sheet”) with COVIRIX Medical Pty Ltd (“COVIRIX”) for a proposed reverse merger (the “COVIRIX “Proposed Transaction”). However, on September 21, 2024, COVIRIX withdrew from the Proposed Transaction, as such the Proposed Transaction was terminated with no cost to the Company.  On December 11, 2024, NewGenIvf also announced its entry into a binding term sheet with European Wellness Investment Holdings Limited (“EWIHL”) for a proposed reverse merger (“EWIHL Proposed Transaction”), completion of which was subject to, among other conditions, the completion of due diligence, the negotiation of a definitive agreement, and obtaining adequate financing. On March 31, 2025, NewGenIvf terminated the term sheet for the EWIHL Proposed Transaction as EWIHL had failed to produce certain draft audited financials, which were specifically required in the term sheet.

On February 28, 2025, NewGenIvf completed its acquisition of the MicroSort technology from Genetics & IVF Institute, Inc. (“GIVF”). Pursuant to a Purchase Agreement dated January 21, 2025 between NewGenIvf and GIVF (“Purchase Agreement”), NewGenIvf purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort technology (as described below from GIVF for a cash consideration of $750,000 and a share consideration of 125,000 Class A Ordinary Shares (“MicroSort Acquisition”).

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

	For the Year ended December 31,
	2024		2023
	US$	%	US$	%
IVF Treatment Service	5,433,375	100.0	4,021,696	78.3
Surrogacy and Ancillary Caring Services	—	—	1,114,457	21.7
Total Revenue	5,433,375	100.0	5,136,153	100.0

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

As a long-standing IVF treatments provider in Asia-Pacific, NewGenIvf had completed over 4,500 cycles of IVF treatments from 2014 to 2024. For the years ended December 31, 2024 and 2023, the revenue from NewGenIvf’s IVF treatments was US$5,433,375 and US$4,021,696, respectively, representing 100% and 78.3% of its total revenue in the corresponding periods.

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

NewGenIvf held an exclusive license granted by a division of GIVF, MicroSort International, to use the MicroSort technology in Thailand and Cambodia. MicroSort’s licenses for NewGenIvf’s operation in Thailand and Cambodia were each provided under a lease and service agreement. In April 2019, First Fertility PGS entered into a Lease and Services Agreement with MicroSort International to use MicroSort equipment in Thailand and in March 2019, Phnom Penh Center entered into a Lease and Services Agreement with MicroSort International to use MicroSort equipment in Cambodia (together, the “Lease and Services Agreements”). Pursuant to the Lease and Services Agreements, First Fertility PGS and Phnom Penh Center each had the exclusive right to utilize the MicroSort equipment and to market and sell MicroSort sperm sorting services in Thailand and Cambodia, respectively. MicroSort International was responsible for the maintenance of MicroSort equipment and technical and engineering support. The term of each Lease and Service Agreements was initially from 2019 to 2024, which shall be automatically renewed for one year unless a written notice of at least 180 days prior to the intended termination date is provided. The consideration under each of the Lease and Services Agreements was US$9,000 per month after six months. On February 28, 2025, NewGenIvf completed its acquisition of the MicroSort technology from Genetics & IVF Institute, Inc. (“GIVF”).

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

Egg Freezing Service

NewGenIvf also provides egg freezing services which is a fertility preservation service that allows individuals to freeze and store their eggs for future use. The process begins with hormonal stimulation to encourage multiple egg production, followed by a minor surgical procedure to retrieve the eggs under sedation. The eggs are then rapidly frozen using vitrification, a technique that prevents ice crystal formation, and stored in liquid nitrogen at ultra-low temperatures. This service is ideal for those delaying childbearing due to career, medical reasons (like cancer treatment), or personal choice. When ready to conceive, the eggs can be thawed, fertilized with sperm, and transferred as embryos. While success rates vary by age and clinic, egg freezing offers a proactive option for preserving fertility.

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

For the years ended December 31, 2024 and 2023, the revenue from NewGenIvf’s surrogacy and ancillary caring services was US$ Nil and US$1,114,457, respectively, representing Nil % and 21.7% of its total revenue in the corresponding periods. During 2024, we did not generate any revenue from surrogacy as we went through a series of reorganization in Kyrgyzstan.

The flow chart below shows the stages involved in a typical surrogacy process:

In Kyrgyzstan, NewGenIvf also provides ancillary fertility services when carrying out surrogacy services. These ancillary fertility services include: (i) maternity caring service, and (ii) documentation service.

Network of Facilities

As of December 31, 2024, NewGenIvf had one marketing and sales support office located in Hong Kong and three clinics located in Thailand, in Cambodia, and in Kyrgyzstan, respectively. The integration of the medical facilities in Thailand help NewGenIvf provide a more seamless one-stop experience to its clients. Set out below is an illustration of the locations of NewGenIvf’s clinics and marketing and sales office:

The following table sets forth the approximate aggregate average gross floor area (“G.F.A.”) of each of NewGenIvf’s clinics that were under lease and actively used for client service as of December 31, 2024:

As of December 31, 2024
(Square Feet)
Thailand
First Fertility PGS Center Co., Ltd. – PS Tower (“First Fertility PGS Center”)	14,750

First Fertility PGS Center Co., Ltd – Erawan Hotel (“First Fertility PGS Center” – Not Yet Open)	2,615

Cambodia
First Fertility Phnom Penh Center (“Phnom Penh Center”)	18,567

Kyrgyzstan
Bi Clinic Limited Liability Company (“Bi Clinic”)	2,164

Aggregate G.F.A	38,096

To increase the scale of NewGenIvf’s operations, NewGenIvf expanded its Thailand fertility services by leasing a new property for its second clinic Erawan Consultation Clinic in May 2023. Consisting of approximately 2,600 sq. ft., Erawan Consultation Clinic is expected to open in 2025.

Currently, IVF treatments are performed in its Thailand and Cambodia clinics, egg donation services are provided in its Cambodia clinic, and surrogacy services are provided in its Kyrgyzstan clinic. The following table summarises the services available at NewGenIvf’s clinics:

	IVF Treatments	Surrogacy Services
Thailand
First Fertility PGS Center	√	×

Cambodia
Phnom Penh Center	√	×

Kyrgyzstan
First Fertility Bishkek (Disposed of on December 18, 2024)	√	√
Bi Clinic (Acquired on December 17, 2024)	√	√

√	—	Yes

×	—	No

The following table sets forth a breakdown of revenue from services performed at NewGenIvf’s medical centers for the periods indicated:

	For the Year ended December 31,
	2024		2023
	US$	%	US$	%
HK SAR	-	-	34,038	0.7
Thailand	2,175,253	40.0	1,356,903	26.4
Cambodia	601,526	11.1	621,619	12.1
Kyrgyzstan	2,656,596	48.9	3,123,593	60.8
Total Revenue	5,433,375	100.0	5,136,153	100.0

Thailand Clinic

As of December 31, 2024, NewGenIvf had one clinic in Thailand. At the clinic in Thailand, NewGenIvf offers its clients customized fertility treatment solutions including IVF/ICSI, embryo culture, hormonal blood tests, infectious diseases tests, chromosome screening by PGT, hysteroscopy, sperm analysis, sorting, washing and freezing, and egg freezing. Its medical and operational personnel are organized into specialized teams according to the different stages of the IVF treatment process and different patient profiles. When clients are admitted, they are assigned to a team which NewGenIvf believes is better suited the clients after taking into account the clients’ diagnosis and preferences. Furthermore, NewGenIvf also provides related value-added services such as nutrition guidance, psychological counselling, acupuncture, and translation interpreters to supplement the IVF treatment. NewGenIvf prides itself on providing quality and customized treatment to its clients on a day-to-day basis.

As of December 31, 2024, the clinic in Thailand had 8 nurses, 8 full time lab physicians and embryologists, 14 administrative staff, totaling 30 staff members.

Cambodia Clinic

NewGenIvf has one clinic, Phnom Penh Center, in Cambodia. Phnom Penh Center is staffed with 4 Cambodian physician, 2 embryologists, 6 nurses and 13 other staff, and offers similar IVF treatments as in Thailand and egg donation services. Phnom Penh Center operates under a license issued by Cambodia MOH for the Cambodian physician, who has entered into an agreement with Phnom Penh Center for the exclusive use of such license.

After eight years of development since its opening in 2015, Phnom Penh Center has become one of the long-standing ARS providers in Cambodia. According to CIC, it was the first to use conventional IVF technology which led to a successful birth in 2016 in Cambodia. Since its establishment, Phnom Penh Center achieved more than 1,800 IVF treatment cycles as of December 31, 2024. As of December 31, 2024, Phnom Penh Center’s IVF philosophy concentrates on three key points in the treatment process: the mother’s wellbeing, the technology used to assist mothers deliver a strong and healthy baby and the medical science used to ensure every chance of success for women in various age spectrums.

Clinic in Kyrgyzstan

NewGenIvf established First Fertility Bishkek in October 2019 in Kyrgyzstan for its surrogacy services, as Kyrgyzstan has supply of surrogate candidates at a relatively low cost and a more friendly legal environment for surrogacy services. In 2020, First Fertility Bishkek obtained the license to provide ARS and surrogacy services, becoming one of the few facilities licensed to offer ARS and one of the facilities licensed to offer surrogacy services in Kyrgyzstan as of December 31, 2024, according to CIC. In addition, NewGenIvf also provide related ancillary fertility services when carrying out surrogacy services. These ancillary fertility services include: (i) maternity caring service, and (ii) documentation service.

Physicians at First Fertility Bishkek have expertise in sourcing surrogate mothers, techniques of embryo transfers, prenatal care, baby delivery, and postnatal care. First Fertility Bishkek also collaborates closely with Phnom Penh Center in arranging shipment of frozen embryos. NewGenIvf hires local physicians and local staff. NewGenIvf also provides training for newly admitted Kyrgyzstan physicians and embryologists in Thailand. Some personnel who had relevant experience in Kyrgyzstan had also been sent from Cambodia to Kyrgyzstan to help manage such operations from time to time. However, during 2024, Kyrgyzstan operations had been reorganized, resulting in disposal of First Fertility Bishkek and acquisition of Bi Clinic Limited Liability Corporation in December 2024.

As of December 31, 2024, Bi Clinic had 1 full-time physician, 1 embryologist, 1 nurse, and 6 other staff.

Professionals

Licensed Physicians

As of December 31, 2024, NewGenIvf employed 5 licensed physicians, among which one was based in Cambodia, one was based in Kyrgyzstan and the other three were based in Thailand. Most of NewGenIvf’s physicians had over 10 years of experience or above. The following table summarizes the number and types of such licensed physicians as of December 31, 2024.

Country	Licensed physician	Licenses and Approvals	Effective Period	Issuing Authority
Cambodia	Mr. Keut Serey	Decision on permission for beauty treatment operation	December 14, 2022 – December 14, 2026	The Ministry of Health of Cambodia

Thailand	Dr Keatthisak Boonsimma	Number 31801 Medical Practitioner License	April 1, 2005 – Indefinite	Royal Thai College of Obstetricians and Gynaecologists of Thailand
		Number 22624/2554 OB-Gyn License	July 1, 2014 – Indefinite	Medical Council of Thailand
		Number 40962/2563 Reproductive Medicine Diploma	July 1, 2020 – Indefinite	Medical Council of Thailand
Thailand	Dr. Anurach Kulvanitchaiyanunt	Practice License No. 11755	February 1 2025 – Indefinite	Medical Council of Thailand
Thailand	Dr Wiphawee Luangtangvarodom	Number 38347/2562 OB-Gyn License	August 1, 2019 – Indefinite	Medical Council of Thailand
		Number 43217/2564 Reproductive Medicine License	July 1, 2021 – Indefinite	Medical Council of Thailand
		Number 48510 Medical Practitioner License	April 1, 2014 – Indefinite	Medical Council of Thailand
Kyrgyzstan	Dr Myrzalymbekova A.B.	Number & numero; CO170001836 Medical Certificate	June 23. 2017 - Indefinite	Medical Council of Kyrgyzstan
		Number &numero;0002953 Medical Practitioner	25 April 2018 - Indefinite	Medical Council of Kyrgyzstan
		Number &numero;11373\2565 Medical Certificate	16 August 2024 - Indefinite	Medical Council of Kyrgyzstan
		Number &numero;0003447 Medical Certificate	12 April 2023 - Indefinite	Medical Council of Kyrgyzstan

Customers

For the years ended December 31, 2024 and 2023, the majority of NewGenIvf’s clients were from China (including mainland China and Hong Kong). The number of Thai and Cambodian local patients generally increased in 2023 and 2024 compared with earlier years due to the impact of COVID-19 on international travel. NewGenIvf enters into a verbal contract with each of its customers that outline, among other things, the scope of services, service fees, payment terms and rights, responsibilities and obligations of each party. Consent is obtained from the patients prior to the provision of the various treatments. Customers are not entitled to enjoy the relevant services until outstanding amounts have been settled pursuant to the relevant contract. Sales to individual consumers did not vary significantly and none of the customers contribute more than 10% of NewGenIvf’s revenue for the years ended December 31, 2024 and 2023.

In addition to significant customers using NewGenIvf’s IVF treatment services and surrogacy and ancillary caring services, NewGenIvf also has customers who utilize the access to the freezing and storage facility and other relatively insignificant services, such as check-ups services, blood test services and other minor services (the latter category of customers are referred to as “consultation customers”).

Sales and Marketing

For the years ended December 31, 2024 and 2023, NewGenIvf promoted brand awareness through its sales teams and, in many cases, through cooperating with third-party agencies and partners.

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

Supply and Procurement

NewGenIvf’s procurement is mainly for medications, laboratory media and reagents, laboratory consumables, and blood test reagents. As of December 31, 2024 and 2023, there were Nil and one supplier individually contributed more than 10% of the Group’s trade payable respectively, in aggregate accounting for Nil% and 30.6% of the Group’s trade payables, respectively. For both the years ended December 31, 2024 and 2023, no vendor contributed more than 10% of total direct cost of the Group. NewGenIvf’s procurement team is experienced in selecting cost-effective supplies as well as selecting reliable suppliers. NewGenIvf’s major suppliers are pharmaceutical companies.

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

NewGenIvf competes primarily with other regional fertility service providers. While NewGenIvf does not believe any single competitor offers a comparably robust and integrated fertility solution package as NewGenIvf in the regions that it operates, NewGenIvf’s competitors may compete in a variety of ways, including by providing better services, having established local connections, fulfilling the evolving client’s needs, as well as conducting brand promotions and other marketing activities.

As NewGenIvf may introduce new ancillary services and other companies may introduce similar fertility services as NewGenIvf’s, NewGenIvf may become subject to additional competition.

Facilities

As of December 31, 2024, in addition to its clinics, NewGenIvf leased one property in Hong Kong with an aggregate square footage of approximately 8,000 for its administration support offices. NewGenIvf also operates its medical facilities as described above in “— Network of Facilities” above. NewGenIvf believes that its existing facilities are suitable and adequate to meet its current needs.

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Report:

Name	Place of Formation	Relationship

NewGenIvf Limited	Cayman Islands	Wholly-owned subsidiary
Incorporated on January 16, 2019
FFPGS (HK) Ltd	Hong Kong	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on December 19, 2019
Bi Clinic LLC	Kyrgyzstan	Indirect subsidiary, wholly owned by NewGenIvf Limited
Acquired on December 17, 2024
First Fertility PGS Center Limited	Thailand	Indirect subsidiary, 74% owned by Well Image Limited HK directly and indirectly
Incorporated on March 6, 2014
First Fertility Phnom Penh Ltd	Kingdom of Cambodia	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on August 10, 2015
Med Holdings Limited	Thailand	Indirect subsidiary, 48.99% owned by Well Image Limited HK
Incorporated on January 21, 2015
Well Image Limited HK	Hong Kong	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on July 11, 2008
深圳前海豐泰仁匯健康科技有限公司 (Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd)	China	Indirect subsidiary, 99% owned by FFPGS (HK) Ltd
Incorporated on October 24, 2024

The following is a wholly owned subsidiary being disposed of on December 18, 2024:

First Fertility Bishkek LLC	Kyrgyzstan	Indirect subsidiary, wholly owned by Legacy NewGenIvf

D. Property, Plants and Equipment

The Company leases the premises for its principal executive office located at 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke) Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. The Company leases one property in Hong Kong with an aggregate square footage of approximately 8,000 for its administration support offices.

The Company also leases several premises to operate its clinics in various countries. In Kyrgyzstan, the Company operated the First Fertility Bishkek Limited Liability Company until December 18, 2024, of which premises have an aggregate area of 2,368 square feet. The Company operates the Bi Clinic Limited Liability Company starting from December 17, 2024 in Kyrgyzstan, which premises have an aggregate area of 2,100 square feet. In Cambodia, the Company operates the First Fertility Phnom Penh Center, which premises have an aggregate area of 18,567 square feet. In Thailand, the Company operates a clinic named First Fertility PGS Center Co., Ltd., which premises have an aggregate area of 14,750 square feet.

The Company also leases premises located in Thailand for its anticipated Erawan Consultation Clinic clinic, with an aggregate area of approximately 2,500 square feet. This property is used as the Company’s second clinic in Thailand, which is expected to open in 2025.

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

Unless the context otherwise requires, all references in this Item 5 to “NewGenIvf” refers to NewGenIvf Group Limited and its subsidiaries pursuant to a Business Combination which came to effect on April 3, 2024.

We incorporated by reference the discussion of the operating results comparing the years ended December 31, 2024 and 2023.

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

To date, NewGenIvf owns and uses MicroSort technology in Thailand and Cambodia, which is a form of pre-conception gender selection technology for humans. While NewGenIvf expects to benefit from first-mover advantages for this technology in the two regions, market entry by potential competitors or faster-than-expected development of potential competitors may affect its market position and demand for its services and cause downward pricing pressure on its treatments, which may in turn materially and adversely affect its results of operations. Meanwhile, ARS market could also be affected by the macroeconomic environment and geopolitical events. Uncertainty in the macroeconomic environment, resulting from a range of events and trends, including the rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future trade regulations, changes in Asian-Pacific relations, fluctuation in foreign exchange rates, and associated global economic conditions may result in volatility in ARS market and NewGenIvf’s operating performance. For example, NewGenIvf derives a substantial portion of its revenue from Chinese clients and as such, its failure to maintain PRC-sourced revenues and access to new and existing clients from the PRC could materially and adversely affect its results of operations and competitive position. However, the near-term growth prospects of the PRC economy are unclear due to the uncertain effects of ongoing economic stress caused by trade and national security policies, and the elevated levels of private and public indebtedness, among others. A prolonged downturn or slow-growth in the PRC economy generally could materially and adversely affect NewGenIvf’s results of operations and there is a significant likelihood that NewGenIvf’s actual results over the time periods and under the scenarios covered by the projections would be different. However, according to World Bank Group, China’s GDP grew 5.2% and 3% in 2023 and 2022 respectively. In 2024, according to National Bureau of Statistics of China, China GDP grew 5%. NewGenIvf believes that if recovery of the PRC economy is sustainable, it might increase the demand for NewgenIvf’s services and therefore in turn affect NewGenIvf’s results of operations.

Fluctuation of costs

NewGenIvf’s costs primarily include clinic costs, cost of goods sold, selling and marketing expenses and general and administrative expenses, details of which are set out below.

●	Clinic costs. NewGenIvf’s clinic costs primarily consisted of sub-contracting charges, office supplies and staff salaries and bonus, most of which are recognized during the provision of surrogacy services. Its clinic costs represented approximately 48.8%, 55.7% of its revenue for the years ended December 31, 2024 and 2023, respectively. As NewGenIvf gradually expands the scale of its operation and presence in Asia Pacific, its clinic costs is expected to increase in the foreseeable future, which will affect its profitability.

●	Cost of goods sold. NewGenIvf’s cost of goods sold primarily consisted of purchase and direct cost for IVF treatment services and surrogacy and ancillary caring services, most of which are recognized during the provision of IVF treatment services. Its cost of goods sold represented approximately 11.6% and 11.6% of the revenue for the years ended December 31, 2024 and 2023, respectively. NewGenIvf expects its cost of goods sold to increase in the foreseeable future as it gradually grows its revenues and expand its sales network.

●	Selling and marketing expenses. NewGenIvf’s selling and marketing expenses primarily consisted of social media expense. Its selling and marketing expenses represented approximately 3.8% and 0.4% of its revenue for the years ended December 31, 2024 and 2023, respectively. NewGenIvf expects its selling and marketing expenses to increase as it plans to expand its sales and scale its operation in Asia-Pacific.

●	General and administrative expenses. NewGenIvf’s general and administrative expenses primarily consisted of depreciation in operating lease right-of-use (“ROU”) assets, staff salaries and director fees. Its general and administrative expenses represented approximately 51.2% and 24.5% of its revenue for the years ended December 31, 2024 and 2023, respectively. NewGenIvf expects its general and administrative expenses to increase in line with its expansion plan.

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

	For the Year ended December 31,
	2024		2023
	US$	%	US$	%
IVF treatment services(1)	5,433,375	100.0	4,021,696	78.3
Surrogacy and ancillary caring services	-	-	1,114,457	21.7
Total revenues	5,433,375	100.0	5,136,153	100.0

(1)	Include an insignificant amount of revenue derived from consultation customers who used NewGenIvf’s non-IVF treatment and insignificant services, such as check-ups services, blood test services and other minor services.

NewGenIvf generated revenue from facilities located in various geographic regions. The following table sets forth a breakdown of NewGenIvf’s revenue based on the locations where the revenue originated, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year ended December 31,
	2024		2023
	US$	%	US$	%
HK SAR	-	-	34,038	0.7
Kyrgyzstan	2,656,596	48.9	3,123,593	60.8
Cambodia	601,526	11.1	621,619	12.1
Thailand	2,175,253	40.0	1,356,903	26.4
Total revenues	5,433,375	100.0	5,136,153	100.0

NewGenIvf’s revenue results are affected by, among others, changes in sales price and the fluctuation of foreign currency rates with US dollars. A 5% change in sales price would cause 5% change in NewGenIvf’s revenue. Based on the breakdown of the revenue contribution in terms of currencies used by customers for 2024, a 5% change in foreign currency rates with US dollars would cause approximately 2.4% change in NewGenIvf’s revenue.

IVF treatment services

NewGenIvf generated revenue from IVF treatment services provided at facilities that NewGenIvf operated in Thailand and Cambodia. In addition, NewGenIvf also recognized revenues from IVF treatments included in surrogacy services performed in Kyrgyzstan. NewGenIvf’s revenue from IVF treatment service amounted to US$5,433,375 and US$4,021,696, representing approximately 100% and 78.3% of its total revenues in 2024 and 2023, respectively.

IVF treatment involves the performance of a series of medical treatment as well as procedures and eventually brings benefits to clients when embryo is successfully implanted. Revenue from IVF treatment is recognized at a point in time when different treatment and/or procedure completed in clinic. The completion of the respective treatments and/or procedures are evidenced by treatment cards and reports maintained in the patient files indicating successful completion of respective promised obligations.

Surrogacy and ancillary caring services

NewGenIvf also generated revenue of US$1,114,457 from surrogacy and related ancillary caring services, approximately 21.7% of its total revenue in 2023, provided at facilities that NewGenIvf operated in Kyrgyzstan. In 2024, due to the reorganization of the Kyrgyzstan operations, NewGenIvf did not generate any revenue from surrogacy and related ancillary caring services.

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

	For the Year ended December 31,
	2024		2023
	US$	%	US$	%
Cost of revenues
Cost of goods sold	629,620	17.5	594,984	17.2
Clinic costs	2,976,861	82.5	2,859,384	82.8
Total cost of revenues	3,606,481	100.0	3,454,368	100.0

Cost of goods sold. Cost of goods sold primarily consisted of purchase and direct cost for IVF treatment services and surrogacy and ancillary caring services. NewGenIvf’s cost of goods was mostly recognized during the provision of IVF treatment services.

Clinic costs. Clinic costs primarily consisted of sub-contracting charges, office supplies and staff salaries and bonus of NewGenIvf’s clinics. Sub-contracting charges represented fees paid to agents who supervised and managed the whole IVF services for customers who utilized third party independent clinics, recruited surrogate mothers and assisted in the documentation, consulting and medical treatment arrangement throughout treatment procedure of surrogacy service.

Gross profit and gross margin

The following table sets forth NewGenIvf’s gross profit in absolute amounts and its gross margin as percentages of total revenues, for the periods indicated.

	For the Year ended December 31,
	2024		2023
	US$	%	US$	%
Gross profit	1,826,894	33.6	1,681,785	32.7
Revenues	5,433,375	—	5,136,153	—

NewGenIvf expects that gross profit and gross margin will continue to be affected by various factors including the geographic locations where treatments are performed, as well as the pricing with its clients, agent subcontracting charges and the costs of the supplies provided by major pharmaceutical companies, all of which are negotiated separately.

Operating expenses

NewGenIvf’s operating expenses consist primarily of selling and marketing expenses and general and administrative expenses. NewGenIvf’s selling and marketing expenses are primarily social media expenses. NewGenIvf’s general and administrative expenses mainly include depreciation in operating lease ROU assets, and staff salaries.

Other income

NewGenIvf’s other income consists primarily of partial waiver of promissory.

Interest expense

NewGenIvf’s interest expense is incurred in relation to its interest-bearing convertible bonds.

Taxation

British Virgin Islands

NewGenIvf is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payment of dividends to shareholders, no British Virgin Islands withholding tax will be imposed.

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

Thailand

The companies incorporated in Thailand are taxed on worldwide income. A company incorporated outside of Thailand is taxed on its profits arising from or in consequence of the business carried on in Thailand. The Thailand corporate income tax rate for locally incorporated company is 20%. A foreign company not carrying on business in Thailand is subject to a final withholding tax on certain types of assessable income (e.g., interest, dividends, royalties, rentals, and service fees) paid from or in Thailand. The rate of tax is generally 15%, except for dividends, which is 10%, while other rates may apply under the provisions of a double tax treaty.

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

Kyrgyzstan

NewGenIvf is subject to a corporate income tax on its aggregate annual income earned worldwide. Non-resident legal entities carrying out business activities through a permanent establishment in Kyrgyzstan are subject to profit tax on the income attributed to the activities of that permanent establishments. Profit tax for locally incorporated company is calculated at a rate of 10% of aggregate annual income less allowed deductions.

Results of Operations

	For the Year ended December 31,
	2024	2023
	US$
Revenues	5,433,375	5,136,153
Cost of revenues	(3,606,481)	(3,454,368)
Gross profit	1,826,894	1,681,785

Operating expenses
Selling and marketing expenses	(206,314)	(18,030)
General and administrative expenses	(2,651,075)	(1,259,364)
Auditor’s fees	(130,000)	(362,149)
Total operating expenses	(2,987,389)	(1,639,543)

Operating (loss) income	(1,160,495)	42,242

Other income (expenses), net
Other income	971,391	111,837
Interest income	6,953	518
Interest expense	(778,656)	(46,179)
Total other income (expenses), net	199,688	66,176

(Loss) Income before taxes	(960,807)	108,418
Tax income (expense)	486,706	—
Net (loss) income	(474,101)	108,418
Less: net income attributable to non-controlling interests	50,542	(21,775)
Net (loss) income attributable to the shareholders of the Company	(524,643)	130,193
Other comprehensive (loss) income
Foreign currency translation adjustment	32,529	(22,704)
Total comprehensive (loss) income	(441,572)	85,714
Less: Total comprehensive (loss) income attributable to non-controlling interests	56,908	(27,621)
Total comprehensive (loss) income attributable to the shareholders of the Company	(498,480)	113,335

Earnings per share – basic	(1.32)	3.53
– diluted	(0.64)	3.53
Weighted average shares outstanding * – basic	358,108	30,757
- diluted	743,323	30,757

*	Subsequent to 2024 year end, the Company carried out a 1-for-20 reverse stock split of its issued and unissued shares which was effected on February 11, 2025. The shares above have been adjusted retrospectively for this reverse stock split.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenue

NewGenIvf’s revenue increased by approximately 5.8% from US$5,136,153 in 2023 to US$5,433,375 in 2024.

IVF treatment services

NewGenIvf’s IVF treatment service revenue increased by approximately 35.1% from US$4,021,696 in 2023 to 5,433,375 in 2024. This increase was primarily the result of our continued expansion of clinics in Thailand and clinic in Kyrgyzstan focusing on IVF services.

Surrogacy and ancillary caring services

NewGenIvf’s surrogacy and ancillary caring services revenue decreased by approximately 100.0% from US$1,114,457 in 2023 to US$ Nil in 2024. This decrease was primarily the result of temporary cessation of surrogacy business due to the reorganization of Kyrgyzstan business operation.

Cost of revenue

NewGenIvf’s cost of revenue increased by approximately 4.4% from US$3,454,368 in 2023 to 3,606,481 in 2024.

Cost of goods sold

NewGenIvf’s cost of goods sold increased by approximately 5.8% from US$594,984 in 2023 to US$629,620 in 2024, primarily attributed to the increase on procurement costs. The increase in IVF treatment services, directly leading to increase in cost of goods sold.

Clinic costs

NewGenIvf’s clinic costs increased by approximately 4.1% from US$2,859,384 in 2023 to US$2,976,861 in 2024, primarily due to the relocation arrangement, certain daily operating schedules stopped, resulting in the clinic’s service being temporarily ceased.

Gross profit

NewGenIvf’s gross profit increased by approximately 8.6% from US$1,681,785 in 2023 to US$1,826,894 in 2024 to, primarily attributable to a reorganizing of our cooperation model with subcontractors and the increased efficiency of our marketing services, resulting in a decrease in unit service costs per customer, directly leading to increases in gross profit margins.

NewGenIvf’s gross margin slightly increased from 32.7% in 2023 to 33.6% in 2024.

Operating expenses

NewGenIvf’s operating expenses increased by approximately 82.2% from US$1,639,543 in 2023 to US$2,987,389 in 2024, primarily attributable to (i) professional fees of US$769,820 incurred in 2024 being related to business combination with ACSA and the convertible note financing; (ii) license fee of US$123,000 in 2024 related to the use of MicroSort technology; and (iii) staff and director salary and personnel cost of US$888,861 in 2024 due to enlargement of sales force and administrative staff to implement our business expansion pan.

Other income

NewGenIvf’s other income increased from US$111,837 in 2023 to US$971,391 in 2024, primarily attributable to a partial waiver of promissory note and legal fee payable.

Interest expense

NewGenIvf’s interest expense increased from US$46,179 in 2023 to US$778,656 in 2024 as a result of more interest expenses on convertible note issuance in 2024.

Tax income (expense)

NewGenIvf made no provision for income taxes in 2024 and 2023. Thailand’s taxable income in 2024, if any, would be offset by the tax loss carryforward from previous years. With the disposition of First Fertility Bishkek LLC in 2024, income tax liabilities, if any, in Kyrgyzstan would be borne by the new shareholder of First Fertility Bishkek LLC. There was no assessable income generated from Hong Kong and Cambodia.

During the year ended December 31, 2024 excess provision of US$486,706 was reversed as they are no longer deemed to be payable.

Net income

NewGenIvf’s incurred a net loss of US$474,101 in 2024 while there was a net income of US$108,418 in 2023.

Liquidity and Capital Resources

Cash flows and working capital

NewGenIvf’s principal sources of liquidity have been cash flows generated from its business operations and external financing via various instruments. As of December 31, 2024 and 2023, NewGenIvf had US$457,740 and US$54,104, respectively, in cash and cash equivalents. NewGenIvf had working capital (defined as total current assets deducted by total current liabilities) of a surplus of $452,391 and US$79,000, respectively, as of December 31, 2024 and 2023.

As of December 31, 2024, NewGenIvf owed US$154,453 to shareholders. Nevertheless, NewGenIvf is able to generate sufficient cash flow from its business operations and financing activities to operate and grow its business.

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

The following table presents NewGenIvf’s selected consolidated cash flow data for the periods indicated.

	For the Year ended December 31,
	2024	2023
	US$
Net cash used in operating activities	(8,264,074)	(1,766,135)
Net cash used in investing activities	(53,045)	(69,848)
Net cash provided by financing activities	8,675,790	1,881,493

Net increase in cash and cash equivalents	358,671	45,510
Effect of foreign currency translation on cash and cash equivalents	44,965	(18,962)
Cash and cash equivalents, beginning of year	54,104	27,556
Cash and cash equivalents, end of year	457,740	54,104

Operating activities

Net cash used in operating activities was US$8,264,074 for the year ended December 31, 2024. The difference between NewGenIvf’s net loss of US$474,101 for the year ended December 31, 2024 and the net cash used in operating activities was primarily attributable to (i) an increase of agent’s receivable of US$1,191,795, (ii) a cash deposit of US$1,000,000 with a digital trading platform and settlement of charges in relation to the de-spac and business reorganisation.

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

Investing activities

Net cash used in investing activities in 2024 was US$53,045, primarily representing purchase of plant and equipment.

Net cash used in investing activities in 2023 was US$69,848, primarily representing purchase of plant and equipment.

Financing activities

Net cash provided by financing activities in 2024 was US$8,675,790, primarily representing issuance of share capital utilizing equity line of credit, convertible note issuance and proceeds from issuance of promissory notes all totaling to an amount of $8,583,597.

Net cash used in financing activities in 2023 was US$1,881,493, primarily representing amounts advance to shareholder and repayment of prior loans from related parties.

Contractual Obligations

The following table sets forth NewGenIvf’s main contractual obligations and commitments as of December 31, 2024 and December 31, 2023.

	December 31,
	2024	2023
Operating lease	US$
- Payable less than 1 years	111,321	209,303
- Payable 1 – 2 years	10,300	111,613
- Payable 2.- 5 years	—	10,373
Total	121,621	331,289

Finance; lease
Lease liabilities – current portion	-	6,446
-
Convertible bonds-		-
2025	516,250	-
2026	457,250	-
2027	457,250	-
2028	507,250	-
2029	3,269,625	-
Total	5,207,625

The convertible bonds have the option of being converted to Class A ordinary shares at the discretion of the holder, any time after issuance. The conversion, however, is subject to certain terms and conditions, including the requirement of the shareholdings not to exceed 9.99% of the Company’s shares. As of December 31, 2024, this criterion has been met.

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

Dividend Policy

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

Going Concern

The going concern assumption is a fundamental principle in the preparation of financial statements, and it is management’s responsibility to evaluate whether there are any conditions or events that raise substantial doubt about the Company’s ability to continue operating for the foreseeable future. Management’s assessment of the Company’s ability to continue as a going concern for the financial year ending 2024 has been addressed in the foregoing paragraph.

The Company is always closely monitoring the market for opportunities and has also been carrying out various fundraising projects to improve the Company’s cash flow position. As of April 10, 2025, all promissory notes as of December 31, 2024 have been settled, and convertible bonds comprising the Initial Note, the First Mandatory Additional Note, and the Second Mandatory Additional Note, have been converted into shares in the Company. A further $2,000,000 of the Third Mandatory Additional Note are was issued subsequent to year end and remains outstanding. Moreover, the Company has access to an equity line of credit facility of up to $100,000,000 from White Lion Capital, of which approximately $7.1 million has been drawn and become equity to date.

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

Equity Line of Credit

The Company entered into an equity line of credit agreement with White Lion Capital in November 2024. As part of the agreement, the Company is required to pay a commitment fee of 700,000 shares to the White Lion Capital. The commitment fee is a cost incurred to secure the equity line of credit. The relevant US GAAP guidance for this treatment can be found in ASC 340-10-S99-1, which states that costs incurred to raise capital should be recorded as a reduction of Additional Paid in Capital (“APIC”) and shall be excluded from the determination of net income or the results of operations under all circumstances. The commitment fee of 700,000 shares was directly offset against APIC. The financing arrangement resulting from the commitment fee is that of equity financing and not debt financing in characteristics.

The commitment fee paid in the form of shares, are recorded at fair value of the shares issued, determined based on the market price of the shares at the date of issuance. The fair market value of the shares is recorded as APICs (since we do not have par value), and APIC – deferred cost of financing, both of which are presented in the Statement of Equity. The APIC – deferred financing cost is amortised over the term of the facility and credited into APIC. There is no impact nevertheless on the total equity of the Company and for purposes of presentation in the Statement of Equity, APIC and APIC – deferred financing cost are not segregated.

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation.

The business combination transaction between Legacy NewGenIvf and SPAC I was accounted for as a reverse recapitalization under ASC 805, Business Combinations, with NewGenIvf Group Limited, and deemed to be the accounting acquirer. As SPAC I did not meet the definition of a business under ASC 805, the transaction was not treated as a business combination. Instead, it was accounted for as a recapitalization.

Accordingly, the consolidated assets, liabilities and results of operations of the accounting acquirer will become the historical financial statements of the Company, and the accounting acquirer’s assets, liabilities and results of operations will be consolidated with the Company beginning on the acquisition date. The Legacy NewGenIvf was the legal acquiree but deemed to be the accounting acquirer. The Company was the legal acquirer but deemed to be the accounting acquiree in the reverse merger. The historical financial statements prior to the acquisition are those of the accounting acquirer (Legacy NewGenivf). After completion of the Merger Transaction, the Company’s consolidated financial statements include the assets and liabilities, the operations and cash flow of the accounting acquirer. Any excess of the value of shares issued by the Company over the net book value of the accounting acquirer will be recognized as a reduction to equity (APIC).

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers. The Company derives revenue principally from provision of In vitro fertilization (“IVF”) treatment and surrogacy and ancillary caring services. Revenue from contracts with customers is recognized using the following five steps:

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

The Company enters into verbal agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and consent forms are signed by the customers prior to each promised service or bundle of services that are inter dependent. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component as settlement is predominantly required prior to performance of the promised service.

The Company derives its revenues from two sources: (1) revenue from IVF treatment, and (2) revenue from surrogacy and ancillary caring services.

Revenue from IVF treatment

In vitro fertilization (“IVF”) treatment is an assisted reproductive technique where eggs and sperm are collected and fertilized in laboratory to become embryo. Fertilized embryo is then implanted to the customer or a surrogate mother. IVF treatment involves the performance of a series of medical treatment as well as procedures and brings benefits to clients as the service of bundles service is completed. Revenue from IVF treatment is recognized at a point in time when different treatment and/or procedure or bundles thereof, are completed in clinic. The full completion of the various procedures and treatments are evidenced by treatment cards and reports included within the patient files indicating successful completion of the service. .

Revenue from surrogacy and ancillary caring services

The Company provides surrogacy and ancillary caring services solely in Kyrgyzstan. Embryo from blood parents is implanted to surrogate mother contracted by the Company or its agents. During pregnancy period, the Company provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. The key performance obligation is identified as a single performance obligation where a baby is born, therefore revenue from surrogacy and ancillary caring services is recognized at a point in time when surrogate mother gives birth. The Company collects approximately 40% of contract sum upfront, and remaining contract sum is collected in installments across pregnancy period of surrogate mother. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 8 below.

Revenue from egg freezing and storage facility

The Company provides access to the facility to its customers. Upon request for the service, which is agreed verbally and followed by signed consent form from the customer, the Company makes available access to the facility with no further substantial involvement. Revenue is recognized at a point in time when the facility is made available to the customer at the agreed consideration by the provision of specific address within the facility as maintained in the patient file. The receipt of consideration is assured as payment is required upfront.

Principal versus agency considerations

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to the provision of services to a customer. In these instances, the Company determines whether it has promised to provide the service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from the performance of the procedures and treatment on a gross basis as the Company is responsible for the fulfillment, controls the delivery of the promised service, and has full discretion in establishing prices and therefore is the principal in the arrangement.

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

As of December 31, 2024, there were $98,570 ROU assets and $118,757 in lease liabilities based on the present value of the future minimum rental payments of leases, respectively. NewGenIvf’s management believes that using an incremental borrowing rate of the minimum loan rate and Hong Kong Dollar Best Lending Rate (“BLR”) minus 0.125% was the most indicative rate of NewGenIvf’s borrowing cost for the calculation of the present value of the lease payments; the rate used by NewGenIvf was 6.6% and 5.5% respectively.

As of December 31, 2023, there were $283,847 ROU assets and $326,107 in lease liabilities based on the present value of the future minimum rental payments of leases, respectively. NewGenIvf’s management believes that using an incremental borrowing rate of the minimum loan rate and Hong Kong Dollar Best Lending Rate (“BLR”) minus 0.125% was the most indicative rate of NewGenIvf’s borrowing cost for the calculation of the present value of the lease payments; the rate used by NewGenIvf was 6.6% and 5.5% respectively.

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

Recent accounting pronouncements

The FASB has introduced expanded income tax disclosure requirements under ASU 2023-09 to improve transparency. Companies will now need to provide a detailed reconciliation of their effective tax rate, breaking down federal, state, and foreign taxes, as well as specific categories like tax credits and foreign earnings. Additionally, businesses must disclose income taxes paid by jurisdiction, offering investors greater clarity on tax obligations. These changes apply to both public and private companies, with annual reporting periods beginning after December 15, 2024 (2025 for calendar-year entities). This update aims to reduce ambiguity in tax reporting and align disclosures with investor needs.

A major shift in digital asset accounting, ASU 2023-08 requires companies to measure certain crypto assets (e.g., Bitcoin, Ethereum) at fair value rather than applying the previous impairment-only model. This means entities must recognize quarterly fair value adjustments in their financial statements, increasing volatility in reported earnings but improving transparency. The standard applies to fiscal years beginning after December 15, 2024, and impacts both corporate treasuries and investment firms holding cryptocurrencies. This change aligns GAAP closer to fair value accounting seen in other investment holdings, addressing criticisms of the old impairment approach.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Name	Age	Title
Wing Fung Alfred Siu	69	Chairman of the Board of Directors, Chief Executive Officer
Hei Yue Tina Fong	43	Director, Chief Marketing Officer
Hok Man Jefferson Au	44	Independent Director
Florianna Ann Chi Wan Chan	45	Independent Director
Chun Wa Tam	61	Independent Director
Ho Fai Chung	61	Chief Financial Officer

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

Ho Fai Chung. Mr. Chung has served as NewGenIvf’s Chief Financial Officer since October 10, 2024. Mr. Chung has over 30 years of working experience in Asia. He is a certified public accountant in the U.S. Born in Hong Kong, Mr. Chung holds a Bachelor of Law degree from University of London and a Master’s degree in Accounting and Finance from Lancaster University (UK). Mr. Chung also holds a Master’s degree in International and Public Affairs from Hong Kong University. He started his career with Price Waterhouse (“PwC”) in Hong Kong and then joined a number of companies to take up financial control as well as general management jobs in industries including fashion, office products, telecommunications/internet and advertising. He had worked and based in China, Taiwan, Singapore and Malaysia before and had extensive regional financial controlling exposure in Asia.

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

Florianna Ann Chi Wan Chan has served as NewGenIVF’s independent director since April 15, 2025. Ms Chan has over 20 years of experience in project management, real estate development, and luxury hospitality, she is a proven leader in driving growth and operational excellence. Since 2015, Ms. Chan has led Lab Concept Company Limited, a subsidiary of The Lane Crawford Joyce Group, where she successfully restructured operations, spearheaded rebranding, and digitized processes, achieving significant revenue growth. Previously, she held senior roles at VCC Company Limited, Eton Properties, and Crown Macau, excelling in real estate development, marketing, and VIP services. She holds a Bachelor of Hospitality Management from Central Queensland University in Australia and an Advanced Diploma from William Angliss Institute of TAFE. Fluent in Cantonese, Mandarin, and English, Ms. Chan brings a deep understanding of Asia Pacific markets and a strategic vision that will drive the Company’s continued growth and success.

Chun Wa Tam. Mr. Tam has served as NewGenIvf’s independent director since November 29, 2024. Mr. Tam is currently the chief financial officer, the company secretary, and the authorised representative of China Asia Valley Group Limited since December 2023. Mr. Tam was appointed as an independent non-executive director of Green Energy Group Limited on 24 August 2011. Mr. Tam was also the chief financial officer, the company secretary and the authorised representative of Perfect Group International Holdings Limited from February 2017 to November 2023. The shares of these three companies are listed on the Main Board of the Stock Exchange with stock codes 63, 979 and 3326 respectively. He was the executive director of Chinasing Investment Holdings Limited from February 2009 to August 2015, a company whose shares were listed on the Main Board of Singapore Exchange Limited. Mr. Tam obtained a Master degree of Business Administration from the University of Sydney. Mr. Tam is also a member of Hong Kong Institute of Certified Public Accountants, CPA (Australia) and Institute of Singapore Chartered Accountants. Mr. Tam has more than 30 years in the areas of auditing, accounting, tax, investment banking and company secretarial work.

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

B. Compensation

Compensation of Directors and Officers

In 2024, we paid an aggregate of US$380,000 in cash compensation to our directors and executive officers as a group, respectively. Our directors and executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiary in Hong Kong is required by the applicable local laws and regulations to make contributions to Mandatory Provident Fund.

Share Incentive Plans

We adopted a share incentive plan on April 3, 2024, which was subsequently amended by the approval of our Board on March 28, 2025 (the “Share Incentive Plan” or “Plan”). The following summarizes the material terms of the Share Incentive Plan:

Shares Subject to the Plan.

The maximum aggregate number of Shares that are available for awards shall initially be 1,054,260 ordinary shares of the Company, which may be increased from time to time as determined by the Board or the Compensation Committee of the Board (the “Committee”) to allow for the total maximum number of Shares subject to the Plan to be 20% of the then outstanding ordinary shares of the Company at the time of such increase. The number of Shares may be made available from Shares held in treasury or authorized but unissued shares of the Company not reserved for any other purpose.

Administration

The Share Incentive Plan shall be administered by the Committee. The Committee shall have full discretionary authority to administer the Share Incentive Plan, including but not limited to the authority to: (i) interpret the provisions of the Share Incentive Plan, (ii) prescribe, amend and rescind rules and regulations relating to the Share Incentive Plan, (iii) correct any defect, supply any omission, or reconcile any inconsistency in any Award or agreement covering an Award in the manner and to the extent it deems desirable to carry the Share Incentive Plan into effect, and (iv) make all other determinations necessary or advisable for the administration of the Share Incentive Plan. The Committee’s decisions (including any failure to make decisions) shall be binding upon all persons, including the Company, shareholders, Employers, and each Employee, Director, Consultant or Participant, and shall be given deference in any proceeding with respect thereto.

Eligibility

The Share Incentive Plan is open to any Employee, Director or Consultant who, in the opinion of the Committee, has the capacity to contribute to the success of the Company is eligible to be a Participant.

Effective Date, Amendment, Modification and Termination

This Share Incentive Plan shall become effective on the date of its adoption by the Board or a committee of the Board duly authorized by the Board (the “Effective Date”). The Share Incentive Plan will expire on the tenth anniversary of the Effective Date, and no Award may be granted pursuant to the Share Incentive Plan after, the tenth anniversary of the Effective Date, unless otherwise determined by the Committee. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Share Incentive Plan and the applicable Award Agreement.

At any time and from time to time, the Board or the Committee may terminate, amend or modify the Share Incentive Plan; provided, however, that to the extent necessary to comply with Applicable Laws, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Board decides to follow home country practice not to seek the shareholder approval for any amendment or modification of the Share Incentive Plan.

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

Audit Committee. Our Audit Committee consists of Mr. Hok Man Jefferson Au and Mr Tam Chun Wa. We have determined that all of these individuals satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Hok Man Jefferson Au qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

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

Compensation Committee. Our Compensation Committee (“Compensation Committee”) consists of Mr. Wing Fung Alfred Siu and Ms. Hei Yue Tina Fong. The Chairman of the Compensation Committee is Mr. Siu. The Company has determined that Mr. Foo satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. Upon Mr. Foo’s resignation on April 4, 2025 from all his positions, Ms Florianna Anne Chi Wan Chan, having satisfied the requirements as mentioned, was appointed to the Committee on April 15,2025. The Compensation Committee assists the Board in reviewing and approving compensation structure, including all forms of compensation relating to the Company’s directors and executive officers. The Company’s Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

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

Terms of Directors and Officers

The Company’s officers are elected by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his death, resignation or removal from office by resolution of directors with or without cause or by shareholders for cause only by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of not less than 75% of the votes entitled to vote thereon. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

Director Agreements

We have entered into director agreements with our directors, which require us to maintain director and officer liability insurance for our directors, provide reimbursements for business related travel and accommodation and other reasonable expenses, and an annual remuneration of between $20,000 to $25,000 for our independent directors, and $190,000 for our executive directors.

D.  Employees

As of December 31, 2024, NewGenIvf had 76 full-time employees, of which 64 are based in Thailand, Cambodia and Kyrgyzstan. NewGenIvf aims to attract and retain employees with the skills, and experience necessary to implement its growth strategy. The following table sets forth the number of its employees in Thailand, Cambodia and Kyrgyzstan by function as of December 31, 2024:

Function	Number of employees
Thailand
Medical professionals	16
Administrative staff and others	14
Sub-total	30
Cambodia
Medical professionals	12
Administrative staff and others	13
Sub-total	25
Kyrgyzstan
Medical professionals	3
Administrative staff and others	6
Sub-total	9
China
Administrative staff and others	4
Hong Kong
Administrative staff and others	6
Total	76

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

The calculations in the table below are based on 7,508,094 ordinary shares outstanding, including 7,302,819 Class A Ordinary Shares and 205,275 Class B Ordinary Shares, as of April 20, 2025. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of class B Ordinary Shares	% of Outstanding Shares	% of Voting Power
Five Percent Holders other than our Directors and Officers

JAK Opportunities VI LLC	729,551		9.99%	2.62%

Directors and Named Executive Officers:
Wing Fung Alfred Siu		88,975	1.19%	31.97%
Hei Yue Tina Fong		116,300	1.55%	41.79%
Hok Man Jefferson Au		-	-
Chun Wa Tam		-	-
Ho Fai Chung		-	-

All Directors and Executive Officers as Group		205,275	2.74%	73.76%

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

A summary of related parties of the Company is as follows:

Relationship

Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina*	Shareholders and directors
Harcourt Limited	Controlled by Mr. Siu
JAK Opportunities VI LLC	5% or more shareholder and convertible note holder

*	Ms. Fong is the spouse of Mr. Siu

Transaction with Mr. Wing Fung Alfred Siu and Ms. Hei Yue Tina Fong

Historically, certain amount of cash provided by operating activities was given to Mr. Wing Fung Alfred Siu and Ms. Hei Yue Tina Fong, resulting in amount due from them. For the year ended December 31, 2023, the largest aggregate amount due from Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina was US$2,240,872. Mr. Siu and Ms. Fong had repaid the outstanding amounts due pursuant to the terms and conditions of the repayment agreement dated August 14, 2023. As of December 31, 2024, the aggregate balance of amount due to Mr. Siu and Ms. Fong was US$92,651.

In addition, NewGenIvf also recorded remuneration to its directors, Mr. Siu and Ms. Fong. The remuneration to Mr. Siu, Wing Fung Alfred was US$125,000 and US$190,000 during the year ended December 31, 2023 and 2024, respectively. The remuneration during the years ended December 31, 2023 and 2024 was all in the nature of the fair value of the services provided by Mr. Siu and Ms. Fong. Mr. Siu Wing Fung also entered into agreement to waive the balance of due from the Company of US$88,151 in 2023.

Transaction with JAK Opportunities VI LLC

On April 3, 2024, the Company issued an aggregate principal amount of promissory notes of $2,000,000 to JAK OPPORTUNITIES VI LLC (“JAK”).

On August 7, 2024, the Company entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with JAK, pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing (and such initial closing, the “Initial Closing”), (a) a senior convertible note (the “Initial Note”) in the aggregate original principal amount not exceeding $1,100,000, convertible into Class A Ordinary Shares pursuant to its terms, (b) a warrant to purchase 1,325,301 Class A Ordinary Shares (such warrant, the “Series A Warrant”), and (c) a warrant to purchase 180,722 Class A Ordinary Shares (the “Series B Warrant”); and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $9,500,000) (the “Additional Notes”) and (b) related Warrants. A copy of the Securities Purchase Agreement is filed as Exhibit 4.25 to this Report.

Additionally, in connection with the Securities Purchase Agreement, the Company entered into amendment and exchange agreements with JAK, pursuant to which the Company exchanged the Existing Notes by issuing, among other things, (i) senior convertible notes in the aggregate principal amount of $2,700,000 (the “Exchange Notes”, and, together with the Initial Note and the Additional Notes, the “Notes”) and (b) a series of warrants to initially acquire up to a certain number of Ordinary Shares to JAK. The Exchange Notes are in substantially similar form to the Initial Notes

During the year ended December 31, 2024, a total of $5,800,000 convertible notes were issued to JAK. JAK had converted $2,650,000 into Class A Ordinary Shares. The outstanding convertible note as of December 31, 2024 was $3,150,000.

As of December 31, 2024, the warrants issued pursuant to the convertible notes amount to 6,174,690 Series A warrant, 180,722 warrant B and 3,253,012 warrant C which entitles the holder to exercise its rights to purchase Class A ordinary shares in the Company at an exercise price of $0.913, $0.001 and $0.924 respectively, subject to certain criteria set within the agreement. This warrant remains unexercised as of December 31, 2024.

The coupon interest expense to JAK amounted to $308,751 and $nil for the year ended December 31, 2024 and 2023 respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares were listed on the Nasdaq Global Market since April 4, 2024 under the symbol “NIVF”. On February 28, 2025, we transferred our listing to the Nasdaq Capital Market. Our Warrants are listed on the Nasdaq Capital Market under the symbol “NIVFW.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NIVF” and our warrants are listed on the Nasdaq Capital Market under the symbol “NIVFW.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is filed as Exhibit 1.1 to this Report.

C. Material Contracts

Material Contracts Relating to our Operations

Other than contracts entered into in the ordinary course of business and other than those described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or described elsewhere in this annual report, the following contracts summarized below are the material contracts that the Company has been a party to for the two years preceding the publication of this Annual Report.

JAK Securities Purchase Agreement

On August 7, 2024, the Company entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with JAK OPPORTUNITIES VI LLC (“JAK”), pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing, (a) a senior convertible note in the aggregate original principal amount not exceeding $1,100,000, convertible into Class A Ordinary Shares pursuant to its terms, (b) a warrant to purchase 1,325,301 Class A Ordinary Shares, and (c) a warrant to purchase 180,722 Class A Ordinary Shares; and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $9,500,000) and (b) related Warrants. A copy of the Securities Purchase Agreement is filed as Exhibit 4.25 to this Report.

On April 1, 2025, the Company entered into a new Securities Purchase Agreement (“2025 Securities Purchase Agreement”) with JAK, pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing, a senior convertible note in the aggregate original principal amount not exceeding $3,200,000, convertible into Class A Ordinary Shares pursuant to its terms; and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $25,600,000). A copy of the 2025 Securities Purchase Agreement is filed as Exhibit 4.33 to this Report.

White Lion Purchase Agreement

On November 21, 2024, the Company entered into a Common Shares Purchase Agreement (the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) and a related Registration Rights Agreement (the “RRA”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to One Hundred Million Dollars ($100,000,000) in aggregate gross purchase price of newly issued Class A Ordinary Shares, with an automatic increase to Three Hundred Million Dollars ($300,000,000) upon any substantial M&A or Material Transaction (as defined in the White Lion Purchase Agreement) and a further option to increase to Five Hundred Million Dollars ($500,000,000) after Two Hundred and Fifty Million Dollars ($250,000,000) has been issued and sold to White Lion under the White Lion Purchase Agreement, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement. A copy of each of the White Lion Purchase Agreement and RRA is filed as Exhibits 4.27 and Exhibits 4.28 to this Report.

MicroSort Purchase Agreement

On January 21, 2025, the Company entered into a Purchase Agreement with Genetics & IVF Institute, Inc. (the “Purchase Agreement,” a copy of which is filed as Exhibit 4. 30 to this Report), pursuant to which the Company purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort Business (as defined in the Purchase Agreement) from Genetics & IVF Institute, Inc. for a cash consideration of $750,000 and a share consideration of 125,000 Class A Ordinary Shares

ASPAC Consulting Services Agreement

On February 24, 2025, the Company entered into a consulting services agreement (the “Consulting Services Agreement”) with A SPAC (Holdings) Group Corp (“ASPAC”), pursuant to which the Company engaged ASPAC for the provision of certain consulting services for a cash consideration of $300,000 and a share consideration of 150,000 Class A Ordinary Shares. A copy of the Consulting Services Agreement is filed as Exhibit 4.31 to this Report.

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

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on Nasdaq will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, the Company will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.

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

To the extent that the amount of any distribution made by the Company on the Class A Ordinary Shares exceeds the Company’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s the Class A Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of the Company Securities.”

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

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Class A Ordinary Shares received would equal the holder’s basis in the Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the Class A Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Share would include the holding period of the Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Class A Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrant.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Accounts receivable

In most cases, NewGenIvf requires customers to pay before service is rendered. Thus, the risks of unrecoverable account receivable is minimized. In order to further reduce the credit risk, NewGenIvf’s management team monitors and ensures that follow-up action is taken to recover overdue debts. NewGenIvf considers the probability of default upon initial recognition of the asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, NewGenIvf compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information, such as GDP growth rate and nominal GDP per capita. Based on the impairment assessment performed by NewGenIvf, the directors considered the loss allowance for account receivables as of December 31, 2024 and December 31, 2023 is US$19 and US$19, respectively.

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

Deposits and other receivables, amount due from shareholders and loan to A SPAC I

NewGenIvf assessed the impairment for deposits and other receivables, due from shareholders and loan to A SPAC I in 2023 based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the loss allowance for deposits and other receivables and amount due from shareholders as of December 31, 2024 was US$4 and $Nil respectively. The loss allowance for deposits and other receivables, due from shareholders and loan to A SPAC I as of December 31, 2023 is US$14, US$17,818 and Nil, respectively. The loss allowance for deposits and other receivables, due from shareholders and loan to A SPAC I as of December 31, 2022 is US$141, US$17,059 and Nil, respectively.

Cash flow interest rate risk

NewGenIvf is exposed to cash flow interest rate risk through the changes in interest rates related mainly to its variable-rates bank balances.

NewGenIvf currently does not have any interest rate hedging policy in relation to fair value interest rate risk and flow interest rate risk. The directors monitor NewGenIvf’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

NewGenIvf has an outstanding convertible note of $3,150,000 as of December 31, 2024. The convertible note carries an annual fixed interest rate. Thus, the interest rate fluctuation risk has been controlled.

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

If interest rates had been 1% higher or lower and all other variables were held constant, NewGenIvf’s post tax loss for the years ended December 31, 2024 and 2023 would have increased or decreased by approximately US$26,894 and US$122, respectively.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares, Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote, while each Class B Ordinary Share is entitled to one hundred (100) votes with all Ordinary Shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Aside from the above, there have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2024, were not effective.

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

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

To address the identified material weakness stemming from the audit of our combined and consolidated financial statements for the year ended December 31, 2024, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all. To mitigate the risk, the Company engages consultants and professionals to provide advice and assistance.

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

(c)  Changes in Internal Control Over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services of years ended December 31, 2024 and 2023 provided by J&S Associate PLT and WWC, P.C respectively.

	Year Ended December 31, 2024	Year Ended December 31, 2023

Audit Fees	$130,000	$362,149
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, for the fiscal years ended December 31, 2023 and December 31, 2024, Onestop Assurance PAC (“Onestop”) and J & S Associate (“J & S”) were engaged respectively as the Company’s independent auditors. Onestop was dismissed effective September 3, 2024 while J & S was appointed as the auditor for the Company on the same day. In connection with the Business Combination, WWC, P.C., who was the auditor for NewGenIvf Limited., was dismissed, effective April 3, 2024.

The report of Onestop on the financial statement of NewGenIvf Limited as of December 31, 2023, and for the period ended December 31, 2023, did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. NewGenIvf Limited’s audit report contained an explanatory paragraph related to the substantial doubt of going concern.

During the audit for the year ended December 31, 2023 and through September 3, 2024, there were no “disagreements,” as this term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Onestop on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Onestop, would have caused Onestop to make reference thereto in its reports on the financial statements of Onestop for such period. During the audit for the year ended December 31, 2023 and through September 3, 2024, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the year end December 31, 2024, neither the Company, nor anyone on its behalf, consulted J & S regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company and neither a written report was provided to the Company or oral advice was provided that J & S concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A Ordinary Shares were listed on the NASDAQ Global Market until February 27, 2025 and have then been listed on the Nasdaq Capital Market since February 28, 2025. Our Warrants are listed on the Nasdaq Capital Market. We are a foreign private issuer and a “controlled company” as defined under the Nasdaq rules. Our Chairman of the Board and the Chief Executive Officer, Mr. Wing Fung Alfred Siu and our Director and the Chief Marketing Officer, Ms. Hei Yue Tina Fong, who are husband and wife, jointly own more than 50% of the total voting power of all issued and outstanding ordinary shares. For so long as we remain a foreign private issuer or a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain corporate governance rules, including: an exemption from the rule that a majority of the board of directors must be independent directors; an exemption from the rule that director nominees must be selected or recommended solely by independent directors or by a nominations committee that is comprised entirely of independent directors; an exemption from the rule that our board of directors must have a compensation committee that is comprised solely of independent directors; an exemption from the requirement that an audit committee be comprised of at least three members; an exemption from the requirement that an annual general meeting must be held; an exemption from the requirement that we must obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended; an exemption from the requirement to obtain shareholder approval prior to an issuance of securities in connection with certain acquisition of stock or assets of another company; and an exemption from the requirement to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares.

We currently rely on home country practice exemption with respect to the requirement of (i) having a nominating committee composed entirely of independent directors; (ii) having a compensation committee composed entirely of independent directors ; (iii) holding an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end; (iv) obtaining shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended; (v) obtaining shareholder approval prior to an issuance of securities in connection with certain acquisition of stock or assets of another company; and (vi) obtaining shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares

ITEM 16H. MINE SAFETY DISCLOSURE

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

Item 18. Financial Statements

The following financial statements are filed as a part of this Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Company
2.1	Specimen Class A Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 2.1 of the report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2024)
2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 2.2 of the report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2024)
2.3	Warrant Agreement, dated February 14, 2022, by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)
2.4	Form of Assumption of Warrant Agreement (incorporated by reference to Exhibit 4.7 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
2.5*	Description of Securities
4.1	Merger Agreement, dated as of February 15, 2023, by and among ASCA, NewGenIvf Limited, certain shareholders of NewGenIvf Limited, A SPAC I Mini Acquisition Corp., and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.2	First Amendment to the Merger Agreement, dated June 12, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)
4.3	Second Amendment to the Merger Agreement, dated December 6, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023)
4.4	Third Amendment to the Merger Agreement, dated March 1, 2024, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.5	Stock Escrow Agreement, dated February 14, 2022 by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)
4.6	Voting and Support Agreement, dated as of February 15, 2023, by and among A SPAC I Acquisition Corp., A SPAC I Mini Acquisition Corp., NewGenIvf Limited, and certain shareholders of NewGenIvf Limited (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.7	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.8	Form of Lock-Up Agreement (incorporated by reference to exhibit 4.8 of the Company’s report on Form 20-F filed with the SEC on April 9, 2024)
4.9	Securities Purchase Agreement, dated February 29, 2024, by and among ASCA, The Company, Legacy NewGenIvf, the Buyers and Merger Sub (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.10	Form of Note between The Company and the Buyers (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.11	Acknowledgement Agreement, dated March 1, 2024, by and among ASCA, Legacy NewGenIvf and Chardan (incorporated by reference to Exhibit 10.3 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.12	Power Generator Lease Contract, dated January 10, 2021, between BD & H TECH Co., LTD. and First Fertility Phnom Penh Ltd (English Translation) (incorporated by reference to Exhibit 10.19 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.13	Property Lease Contract, dated June 22, 2020, between SOK HEANG and First Fertility Phnom Penh Ltd (English Translation) (incorporated by reference to Exhibit 10.20 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.14	MicroSort Lease and Services Agreement, dated March 29, 2019, between First Fertility Phnom Penh Ltd and MicroSort International (incorporated by reference to Exhibit 10.21 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.15	Management and Administrative Services Agreement, dated November 1, 2022, between First Fertility PGS Center Ltd and Med Holdings Ltd (incorporated by reference to Exhibit 10.22 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.16	MicroSort Lease and Services Agreement, dated April, 8, 2019, between First Fertility PGS Center Ltd. and MicroSort International (incorporated by reference to Exhibit 10.23 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)

4.17	Medical Consulting Service Agreement, dated January 1, 2021, between First Fertility PGS Center Ltd and First Fertility Phnom Penh Ltd (incorporated by reference to Exhibit 10.24 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.18	Receivables Purchase Agreement, dated December, 28, 2022, between First Fertility PGS Center Ltd and Mr. Siu, Wing Fung Alfred (incorporated by reference to Exhibit 10.25 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.19	Master Services Agreement, dated December 21, 2022, between First Fertility PGS Center Ltd and First Fertility Phnom Penh Ltd (incorporated by reference to Exhibit 10.26 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.20	Form of Agreement for Storage of Embryos, Eggs, and Sperms Service between First Fertility PGS Center Ltd and Reproductive Expert Co Ltd (incorporated by reference to Exhibit 10.27 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.21*	Amended Share Incentive Plan
4.22	Securities Purchase Agreement between A SPAC I Mini Acquisition Corp. and JAK Opportunities VI LLC dated February 29, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on April 4, 2024)
4.23	Form of Note between A SPAC I Mini Acquisition Corp. and JAK Opportunities VI LLC dated February 29, 2024 (incorporated by reference to Exhibit 4.2 of the Company’s current report on Form 6-K filed with the SEC on April 4, 2024)
4.24	Securities Purchase Agreement between the Company and certain buyers dated August 7, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on August 16, 2024)
4.25	Form of Note between the Company and JAK Opportunities VI LLC dated August 7, 2024 (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 (File No. 333-281964), filed with the Securities and Exchange Commission on September 6, 2024
4.26	Form of Note between the Company and JAK Opportunities VI LLC dated August 28, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on August 30, 2024)
4.27	Common Stock Purchase Agreement between the Company and White Lion Capital, LLC dated November 21, 2024 (incorporated by reference to Exhibit 10.27 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.28

Registration Rights Agreement between the Company and White Lion Capital, LLC dated November 21, 2024 (incorporated by reference to Exhibit 10.28 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025

4.29	Form of Note between the Company and JAK Opportunities VI LLC dated November 11, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on November 15, 2024)
4.30	Purchase Agreement between the Company and Genetics and IVF Institute, Inc. dated January 21, 2025 (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.31	Consulting Services Agreement between the Company and A SPAC (Holdings) Limited dated February 24, 2025 (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.32	Securities Purchase Agreement between the Company and certain buyers dated April 1, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on April 3, 2025)
8.1*	List of Subsidiaries
11.1	Code of Ethics (incorporated herein by reference to Exhibit 14.1 to the annual report on Form 20-F (File No. 001-42004), filed with the Securities and Exchange Commission on August 20, 2024)
11.2	Insider Trading Policy of the Company (incorporated herein by reference to Exhibit 19.1 to the annual report on Form 20-F (File No. 001-42004), filed with the Securities and Exchange Commission on August 20, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Company (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-42004), filed with the Securities and Exchange Commission on August 20, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Signature	Title	Date

/s/ Wing Fung Alfred Siu	Chairman, Chief Executive Officer	April 22, 2025
Wing Fung Alfred Siu	(Principal Executive Officer and Duly Authorized Officer)

/s/ Ho Fai Chung	Chief Financial Officer	April 22, 2025
Ho Fai Chung	(Principal Financial Officer and Principal Accounting Officer)

NEWGENIVF LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of NewgenIvf Limited

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

Material Uncertainty relating to Going Concern

The accompany financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company had bank balance of $54,104 as of December 31, 2023 and for the year ended December 31, 2023, the Company had operating cash outflows of $1,766,135. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

Singapore

August 16, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of NewgenIvf Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Newgenivf Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has generated a loss and suffered from an accumulated deficit of $985,994 as of December 31, 2024 and a deficit in shareholders’ equity of $1,481,757 as of that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regards to these matters are also described in Note 3 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

April 22, 2025

NEWGENIVF GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023
(Stated in US Dollars)

	December 31,	December 31,
	2024	2023**
ASSETS
Current assets
Cash and cash equivalents	$457,740	$54,104
Accounts receivable, net	49,245	9,374
Inventories	80,813	126,264
Deposits, other receivables and deferred legal & IPO cost, net	195,446	512,581
Deposit with a digital asset trading platform	1,000,000	—
Receivable from agents	1,191,795	—
Prepayments	197,706	1,262,228
Loan to A SPAC I	—	140,000
Due from shareholders	—	354,285

Total current assets	3,172,745	2,458,836

Non-current assets
Plant and equipment, net	273,096	162,157
Right-of-use assets, net	98,570	283,847
Prepayments	33,333	1,582,156

Total non-current assets	404,999	2,028,160

TOTAL ASSETS	$3,577,744	$4,486,996

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,298,964	$172,626
Accrued liabilities and other payables	500,729	241,613
Contract liabilities	63,489	7,937
Due to related parties	154,453	—
Operating lease liabilities, current	108,526	207,128
Finance lease liabilities, current	—	6,446
Convertible notes	82,447	—
Promissory note	500,000	—
Taxes payable	11,746	486,706
Total current liabilities	2,720,354	1,122,456

Non-current liabilities
Operating lease liabilities, non-current	10,231	118,979
Convertible notes, non-current	2,328,916	—

Total non-current liabilities	2,339,147	118,979

Total liabilities	$5,059,501	$1,241,435

Shareholders’ equity
Ordinary shares, no par value, 10,000,000 shares authorized and 1,138,519* and 507,469* shares issued and outstanding as of December 31, 2024 and 2023 respectively	$—	$—
Subscription receivable	(204,000)	(127,564)
Additional paid-in capital	122,505	4,331,815
Accumulated deficit	(985,994)	(461,351)
Accumulated other comprehensive (loss) income	18,875	(7,288)
Equity attributable to the shareholders of the Company	(1,048,614)	3,735,612
Non-controlling interests	(433,143)	(490,051)
Total shareholders’ equity	(1,481,757)	3,245,561

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,577,744	$4,486,996

*	The shares as presented have been adjusted retrospectively for a Reverse Share Split effected in February 2025 of 1 share for every 20 existing share issued
**	Re-presented as mentioned in Note 23

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Stated in US Dollars)

	December 31,
	2024	2023	2022
Revenues	$5,433,375	$5,136,153	$5,944,190
Cost of revenues	(3,606,481)	(3,454,368)	(4,406,421)
Gross profit	1,826,894	1,681,785	1,537,769

Operating expenses
Selling and marketing expenses	(206,314)	(18,030)	(36,194)
General and administrative expenses	(2,781,075)	(1,621,513)	(1,102,870)

Total operating expenses	(2,987,389)	(1,639,543)	(1,139,064)

Operating (loss) income	(1,160,495)	42,242	398,705

Other income (expenses), net
Other income, net	971,391	111,837	23,019
Interest income	6,953	518	21
Interest expense	(778,656)	(46,179)	(77,757)
Total other income (expenses), net	199,688	66,176	(54,717)

(Loss) Income before taxes	(960,807)	108,418	343,988
Tax income (expense)	486,706	—	(208,141)
Net (loss) income	(474,101)	108,418	135,847
Less: net income (loss) attributable to non-controlling interests	50,542	(21,775)	(322,820)
Net (loss) income attributable to the shareholders of the Company	$(524,643)	$130,193	458,667

Other comprehensive income (loss)
Foreign currency translation adjustment	32,529	(22,704)	(1,920)
Total comprehensive (loss) income	(441,572)	85,714	133,927
Less: total comprehensive (loss) income attributable to non-controlling interests	56,908	(27,621)	(323,458)
Total comprehensive (loss) income attributable to the shareholders of the Company	$(498,480)	$113,335	457,385

Earnings per share – basic	$(1.32)	$3.53	4.72
– diluted	(0.64)	3.53	4.72
Weighted average shares outstanding *- basic	358,108	30,757	28,797
- diluted	743,323	30,757	28,797

●	Adjusted retrospectively for reverse stock split that was effected in February 2025 of 1 share for every 20 existing share issued.

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Stated in US Dollars)

	Number of shares	Ordinary shares	Subscription receivable	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total attributable to the shareholders of the Company	Non- controlling interests	Total
Balance, January 1, 2022**	507,469		$—	$263,421	$(1,050,211)	$10,852	(775,938)	$(138,972)	$(914,910)
Net income (loss)	—	—	—	—	458,667	—	458,667	(322,820)	135,847
Foreign currency translation adjustment	—	—	—	—	—	(1,282)	(1,282)	(638)	(1,920)
Capital injection by directors	—	—	—	240,000	—	—	240,000	—	240,000
Issuance of shares	—	—	$(319,872)	961,538	—	—	641,666	—	641,666
Balance, December 31, 2022**	507,469	—	$(319,872)	$1,464,959	$(591,544)	$9,570	$563,113	$(462,430)	$100,683

Balance, January 1, 2023	507,469	—	(319,872)	$1,464,959	$(591,544)	$9,570	$563,113	$(462,430)	$100,683
Net income (loss)	—	—	—	—	130,193	—	130,193	(21,775)	108,418
Foreign currency translation adjustment	—	—	—	—	—	(16,858)	(16,858)	(5,846)	(22,704)
Settlement of subscription receivable	—	—	192,308	—	—	—	192,308	—	192,308
Issuance of shares	—	—	—	2,866,856	—	—	2,866,856	—	2,866,856
Balance, December 31, 2023**	507,469		$(127,564)	$4,331,815	$(461,351)	$(7,288)	$3,735,612	$(490,051)	$3,245,561

Balance, January 1, 2024	507,469	—	$(127,564)	$4,331,815	$(461,351)	$(7,288)	$3,735,612	$(490,051)	$3,245,561
Net (loss) income	—	—	—	—	(524,643)	—	(524,643)	50,542	(474,101)
Foreign currency translation adjustment	—	—	—	—	—	26,163	26,163	6,366	32,529
Reverse capitalization	—	—	—	(6,028,690)	—	—	(6,028,690)	—	(6,028,690)
Settlement of subscription receivable	—	—	127,564	—	—	—	127,564	—	127,564
Remeasurement of share based compensation	—	—	—	(2,766,856)	—	—	(2,766,856)	—	(2,766,856)
Issuance of shares under ELOC/Note Conversion arrangement	631,050	—	(204,000)	4,586,236	—	—	4,382,236	—	4,382,236
Balance, December 31, 2024	1,138,519	—	(204,000)	122,505	(985,994)	18,875	(1,048,614)	(433,143)	(1,481,757)

*	The no of shares as presented have been adjusted retrospectively for a Reverse Share Split effected in February 2025 of 1 share for every 20 existing share issued.
**	Re-presented as mentioned in Note 23

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Stated in US Dollars)

	December 31,
	2024	2023**	2022**
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(474,101)	$108,418	$135,847
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of plant and equipment	19,502	31,173	100,533
Amortization of right-of-use assets	186,762	198,535	203,411
Loss on disposal of plant and equipment	—	—	114,013
Amortisation of share-based compensation expense	33,334	—	—
Non cash discount on convertible notes	402,500	—	—
Provision of expected credit loss allowance	—	625	10,777
Interest expense	778,656	46,179	—
Waiver of related party balance	—	(88,151)	—
Gain on lease modification	(13,092)	—	—
Gain on promissory note	(953,861)	—	—
Directors’ remuneration	—	—	240,000
Legal and professional fee	—	27,320	—
(Gain on) Provision for income taxes	(486,706)	—	208,141
Changes in operating assets and liabilities:
Accounts receivable	(39,871)	1,166	129,922
Inventories	45,451	(80,665)	(7,219)
Deposit and other receivables, net	(2,000,851)	(448,266)	(15,197)
Accounts payable	1,126,338	71,362	58,752
Accrued liabilities and other payables	(6,750,587)	(51,167)	190,689
Contract liabilities	55,552	(1,352,231)	548,010
Operating lease liabilities	(204,846)	(230,433)	(175,132)
Finance lease liabilities	—	—	(19,476)
Tax paid	11,746	—	(12,170)
Net cash (used in) provided by operating activities	(8,264,074)	(1,766,135)	1,710,901

CASH FLOWS FROM INVESTING ACTIVITY
Purchase of plant and equipment	(53,045)	(69,848)	(94,452)
Net cash used in investing activity	(53,045)	(69,848)	(94,452)

CASH FLOWS FROM FINANCING ACTIVITIES
Amount due from A SPAC I	140,000	(140,000)	—
Finance lease	(6,446)	(9,317)	(19,476)
Other borrowings, net	8,583,597	—	128,204
Issuance of shares (net of reverse capitalization effect)	-	192,308	—
Interest paid	(677,663)	(24,704)	—
Amount with related parties	508,738	1,863,206	(1,742,509)
Subscription receivable	127,564	-	-

Net cash provided by (used in) financing activities	8,675,790	1,881,493	(1,633,781)

Net increase/(decrease) in cash and cash equivalents	358,671	45,510	(17,332)
Effect of foreign currency translation on cash and cash equivalents	44,965	(18,962)	16,124
Cash and cash equivalents, beginning of year	54,104	27,556	28,764
Cash and cash equivalents, end of year	$457,740	$54,104	27,556

Supplementary cash flow information:
Taxes paid	$—	$—	(12,170)
Interest paid	$(768,068)	$(24,704)	(55,469)

**	Re-presented as mentioned in Note 23

During the year ended December 31, 2024, no cash was exchanged in respect of these transactions:

a.	$2,650,000 of convertible debt was converted into equity.

b.	Reversal arising from remeasurement of share-based compensation within prepayment amounting to $2,739,856.

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Prior to the Business Combination, on April 29, 2021, A SPAC I Acquisition Corp. (“ASCA”), was incorporated as a British Virgin Islands business company, specifically a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.

The Business Combination

On February 15, 2023, ASCA entered into the Merger Agreement (as amended on June 12, 2023 and December 6, 2023, the “Merger Agreement,” and the transactions contemplated thereunder, the “Business Combination”) with A SPAC I Mini Acquisition Corp., Merger Sub, NewGenIvf Limited, a Cayman Islands exempted company (“Legacy NewGenIvf”) and certain shareholders of Legacy NewGenIvf. Pursuant to the Merger Agreement, the Business Combination was effected in two steps: (i) ASCA was reincorporated to the British Virgin Islands by merging with and into A SPAC I Mini Acquisition Corp. (such transaction, the “Reincorporation Merger”) and then the listed company was renamed as NewGenIvf Group Limited; and (ii) Merger Sub merged with and into Legacy NewGenIvf, resulting in Legacy NewGenIvf being a wholly-owned subsidiary of the Company (such second step in isolation, the “Acquisition Merger”). The surviving entity of the Business Combination, together with its subsidiaries is referred to in this prospectus as “NewGenIvf,” the “Company,” “we,” “our,” or “us,” unless the context otherwise requires.

On June 12, 2023, the parties to the Merger Agreement entered into the First Amendment to Merger Agreement (the “First Amendment”), pursuant to which Legacy NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that would be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and Legacy NewGenIvf. Such loans were to become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from Legacy NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any break-up fee due to Legacy NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

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

On April 3, 2024, the Business Combination was consummated with the Company as the surviving entity.

The following is an organization chart of the Company and its subsidiaries as of December 31, 2024:

The Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
NewGenivf Limited	● A Cayman Islands company ● Incorporated on 16 January, 2019	100%	Investment holding
FFPGS (HK) Limited	● A Hong Kong company ● Incorporated on December 19, 2019	100%	Marketing and administrative services
Well Image Limited	● A Hong Kong company ● Incorporated on July 11, 2008	100%	Investment holding
Med Holdings Limited (“Med Holdings”) (Note)	● A Thailand company ● Incorporated on January 21, 2015	49%*	Investment holding
First Fertility PGS Center Limited (“FFC”) (Note)	● A Thailand company ● Incorporated on March 6, 2014	74%	Provision of IVF treatment
First Fertility Phnom Penh Limited (“FFPP”)	● A Cambodia company ● Incorporated on August 10, 2015	100%	Provision of IVF treatment
Bi Clinic Ltd (“FFBi”)	● A Kyrgyzstan company ● Incorporated on December 16, 2021 ● Acquired on December 17, 2024	100%	Provision of IVF treatment, surrogacy and ancillary caring services
Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd. (“SZ QianHai”)	● A Shenzhen China, PRC company ● Incorporated on October 24, 2024	100%	Marketing and administrative services

*	Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

Note:

According to Thailand’s Foreign Business Act (the “FBA”), the majority shareholdings of limited company incorporated in Thailand is required to be owned by Thai nationals.

With reference to the capital structure and voting rights structure of ordinary shares and preference shares (the “Share Structure”) of Med Holdings and FFC, all the preference share capital shall be owned by a Thai national. No preference shares, however, have been issued to date. The ordinary shares and preference shares have the same rights and status in all respects except for the distribution of profits by way of dividends with details as follow:

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

On April 17, 2024, the Company entered into a non-binding term sheet (the “Non-Binding Term Sheet”) with European Wellness Investment Holdings Limited (“EWIHL”) for (i) the potential acquisition of the entire equity interest of EWIHL by the Company for a consideration of US$268,000,000 to be payable by issuing 53,600,000 ordinary shares of the of the Company to the shareholder(s) of EWIHL or its associate and (ii) the fund-raising activity by the Company from public or private shareholders, and in a form mutually acceptable to the parties, including structured equity investment for up to US$30 million. On December 11, 2024, NewGenIvf announced its entry into a binding term sheet with European Wellness Investment Holdings Limited (“EWIHL”) for the above proposed reverse merger, completion of which was subject to, among other conditions, the completion of due diligence, the negotiation of a definitive agreement, and obtaining adequate financing.

On May 24, 2024, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of its non-compliance with two (2) listing requirements for continued listing on Nasdaq pursuant to Nasdaq Listing Rules. On November 21, 2024, a delisting notice was received from the continued non-compliance. The Company had filed to appeal the delisting determination and undertook several strategic actions to regain compliance with Nasdaq’s listing require. On February 27, 2025. received approval for the transfer the Company’s securities from the Nasdaq Global Market to the Nasdaq Capital Market and on March 10, 2025 its compliance with the listing requirements thereof.

On June 3, 2024, the Company announced the execution of a non-binding term sheet (the “Term Sheet”) regarding a proposed reverse merger (the “Proposed Transaction”) with pharmaceutical company COVIRIX Medical Pty Ltd (“COVIRIX”). The consideration was to be settled by way of the issuance of issue 102,890,000 of its ordinary shares to the shareholder(s) of COVIRIX or their respective nominees (the “COVIRIX Shareholders”) in exchange for 100% equity interest of COVIRIX, at a deemed price per share of US$6, representing an aggregate amount of US$617,340,000. Simultaneously, it is proposed that COVIRIX undertakes to introduce investors to raise US$6 million at US$6 per share for NIVF, in a form mutually acceptable to both NewGen and COVIRIX. Following stockholder approval of the Proposed Transaction, COVIRIX Shareholders are expected to hold approximately 85.8% equity interest in NewGen. However, on September 21, 2024, COVIRIX withdrew from the Proposed Transaction, as such the Proposed Transaction was terminated with no cost to the Company.

On August 7, 2024, the Company entered into a Securities Purchase Agreement with certain investors named therein (collectively, the “Buyers”), pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing with JAK Opportunities VI LLC (“JAK” and such initial closing, the “Initial Closing”), pursuant to which the Company agreed to sell to JAK (a) a senior convertible note (the “Initial Note”) in the aggregate original principal amount not exceeding $1,100,000), and which terms are further set forth below under the subheading “(ii) Initial Closing with JAK”), (b) a warrant to purchase 1,325,301 Class A Ordinary Shares of the Company, no par value (“Class A Shares” and such warrant, the Series A Warrant), and (c) a warrant to purchase 180,722 Class B Ordinary Shares of the Company, no par value (“Class B Shares” and such warrant, the Series B Warrant, and the Series B Warrants, together with the Series A Warrants, the “Warrants”); and (ii) the Company may require each Buyer (or each Buyer may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $9,500,000) (the “Additional Notes,” and, together with the Initial Note, the “Notes”).

On August 12, 2024, the Company and JAK consummated the Initial Closing. The Initial Note sold to JAK in connection with the Securities Purchase Agreement bears an interest rate of 14.75% per annum and is convertible into the Company’s Class A Shares as follows: the Conversion Amount (as defined below) into validly issued, fully paid and non-assessable Class A at the Conversion Rate determined by dividing the aggregate of the principal sum plus the interest rates (including late interest charges, if any) and the Make-Whole Amount, if any, by conversion price of $0.83.

At the Initial Closing, the Company also sold to JAK a Series A Warrant to purchase 1,325,301 Class A Shares and a Series B Warrant to purchase 180,722 Class B Shares.

Additionally, in connection with the Securities Purchase Agreement, the Company entered into amendment and exchange agreements with certain holders of its convertible promissory notes (the “Existing Notes” and each of such amendment and exchange agreements, “Amendment and Exchange Agreement”), pursuant to which the Company will exchange the Existing Notes by issuing, among other things, (i) senior convertible notes in the aggregate principal amount of $2,700,000 (the “Exchange Notes”) and (b) a series of warrants to initially acquire up to a certain number of ordinary shares to the holders of the Existing Notes set forth therein or in the Amendment and Exchange Agreement (the “Exchange Warrants”)

On August 28, 2024, the Company consummated the second tranche of its debt financing under the terms of the Securities Purchase Agreement. At the closing of the second tranche, the Company sold to JAK Opportunities VI LLC (“JAK”) a senior convertible note (the “Note”) in the principal amount of $500,000.

On November 11, 2024, the Company consummated the third tranche of its debt financing under the terms of the Securities Purchase Agreement (“SPA”) referenced in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2024. The Form 6-K filed with the SEC on August 16, 2024 is incorporated by reference herein. Pursuant to the terms of the SPA, the Company may elect at the second additional mandatory closing to sell and the institutional investor party to the SPA shall be required to purchases, subject to certain conditions, an additional note (“Second Additional Mandatory Note”) in the principal amount of $1,500,000, after the effective date of the Registration Statement (as defined in the SPA). The sale of the Second Additional Mandatory Note resulted in $1,395,000 of gross proceeds to the company before fees and expenses. The Notes bears an interest rate of 14.75% per annum and may be adjustable from time to time pursuant to its terms, with maturity at the 4.5 years anniversary of the date of issuance, subject to extension at the option of the holders in certain circumstances. The Second Additional Note are convertible at any time, at an initial conversion price of $0.658.

On November. 18, 2024, the Company entered into a binding term sheet (the “Term Sheet”) with White Lion Capital, LLC, (“White Lion”) a California-based institutional investor focused on high-growth, early-stage public companies, setting out the principal terms and conditions for a $100 million equity line of credit, expandable to $500 million. Pursuant to the Term Sheet, NewGen will have the option, but not the obligation, to sell to White Lion up to $100.0 million in shares of common stock over an initial 36-month period, with the potential to increase to $300.0 million upon substantial M&A or merger activity, and further to $500.0 million after $250.0 million has been drawn.

On November 29, 2024, the Company appointed Tam, Chun Wa to the Company’s Board of Directors (the “Board”). Mr. Tam will serve as an independent director. In addition, Mr. Tam has been named to the Audit Committee of the Board. Following the appointment of Mr. Tam, the Board consists of five members.

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

The business combination transaction between Legacy NewGenIvf and SPAC I was accounted for as a reverse recapitalization under ASC 805, Business Combinations, with NewGenIvf Group Limited, and deemed to be the accounting acquirer. As SPAC I did not meet the definition of a business under ASC 805, the transaction was not treated as a business combination. Instead, it was accounted for as a recapitalization.

Accordingly, the consolidated assets, liabilities and results of operations of the accounting acquirer will become the historical financial statements of the Company, and the accounting acquirer’s assets, liabilities and results of operations will be consolidated with the Company beginning on the acquisition date. The Legacy NewGenIvf was the legal acquiree but deemed to be the accounting acquirer. The Company was the legal acquirer but deemed to be the accounting acquiree in the reverse merger. The historical financial statements prior to the acquisition are those of the accounting acquirer (Legacy NewGenivf). After completion of the Share Exchange Transaction, the Company’s consolidated financial statements include the assets and liabilities, the operations and cash flow of the accounting acquirer. Any excess of the value of shares issued by the Company over the net book value of the accounting acquirer will be recognized as a reduction to equity (APIC).

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, FFPGS (HK) Limited and Well Image Limited, are Hong Kong dollar (“HK$”). Med Holdings and FFC use Thai baht (“THB”) as their functional currencies. First Fertility Phnom Penh Limited and Bi Clinic Ltd (“FFBi”) uses United States dollar (“USD”) as their functional currencies. Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd. (“SZ QianHai”) uses Chinese Renminbi (“CNY”) as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive income as other income (other expenses).

The value of foreign currencies including, the HK$, THB and RMB, may fluctuate against the United States dollar. Any significant variations of the aforementioned currencies relative to the United States dollar may materially affect the Company’s financial condition in terms of reporting in USD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

		2024	2023	2022
Period-end	$: HK$	7.8000	7.8000	7.8000
Period average	$: HK$	7.8000	7.8000	7.8000
Period-end	$: THB	34.3353	34.2265	34.6153
Period average	$: THB	35.2262	34.7867	35.1428
Period-end	$: RMB	7.2994	7.0971	6.9091
Period average	$: RMB	7.1946	7.0835	6.4569

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Deposits, other receivables and deferred legal & IPO cost, net

Deposits, other receivables and deferred Initial Public Offering (“IPO”) cost, net primarily include deposits paid to suppliers, prepaid expenses, the prepaid professional fee which meets the definition of deferred IPO cost, and a cash deposit of US$1,000,000 with OSL Group, a digital asset trading platform listed in Hong Kong Stock Exchange, for the Company’s future digital asset diversification strategy.

Deferred IPO costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that were charged to additional paid-in capital upon the completion of the Initial Public Offering.

Legal and professional fees incurred in connection with issuing convertible debt are deferred and amortized over the life of the debt. These costs are presented as a direct deduction from the carrying amount of the debt liability on the balance sheet (per ASC 835-30).

Share based compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718-10, Compensation-Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment arrangements related to the acquisition of goods and services from both nonemployees and employees based on fair values of the shares to be issued estimated at grant date. The stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

Fair value is determined based on the estimated market prices of the Company’s Common Stock at the respective issuance date in accordance with ASC 718, taking into consideration the volatility of the market price of the shares, the terms of the instruments and the conditions upon which they were granted.

Property and equipment, net

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are determined on a first-in, first-out basis. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal. A provision for excess and obsolete inventory will be made based primarily on products approaching expiry period and forecasts of product demand. The excess balance above the product demand as determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory would not be reversed if market conditions improve.

Other borrowings

Other borrowings are recognized initially at fair value, net of debt issuance costs incurred. Other borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Convertible Instruments

Convertible Instruments are categorized as equity or debt based on the terms of the notes. Convertible Notes are recorded at amounts equal to the proceeds of the issuance, including the embedded conversion feature, and net of discounts and unamortized debt issuance in accordance with ASC 480-10-55-44 on the consolidated balance sheets. An evaluation of all conversion, purchase and redemption features contained in a debt instrument is performed to determine if there are any embedded features that require bifurcation as a derivative. The conversion feature is recorded separately as a derivative liability at its fair value, calculated using the Black-Scholes model.

Debt issuance and offering costs are amortized over the contractual term of the Convertible Notes, to the consolidated statements of operations in accordance with ASC 835-30-45-1A.

The convertible notes are subsequently recorded at amortized cost, with interest expense recognized using the effective interest method. The derivative liability, if any is remeasured at fair value at each reporting date and any gain or loss on fair value is recognized in the statement of comprehensive income.

Promissory Notes

Promissory notes, originated from ASCA’s transaction and being taken over by NewGenIVF Group Limited upon merger, are of non-interest bearing and recorded at original cost. They are subsequently measured at amortised cost, with interest expense recognized using the effective interest method in the consolidated statement of income.

Ordinary shares

The Company’s ordinary shares are stated at no par value. The difference between the consideration received, net of issuance cost, is recorded in additional paid-in capital.

On January 21, 2025, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”), Class B ordinary shares with no par value and preferred shares with no par value, at an exchange ratio of one (1) share for twenty (20) shares (the “Reverse Stock Split”). Upon the opening of the market on February 11, 2025, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Global Market (“Nasdaq”) on a post-Reverse Stock Split basis.

In accordance with ASC 505, the reverse stock split is to be accounted for retrospectively.

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

The Company enters into verbal agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and consent forms are signed by the customers prior to each promised service or bundle of services are inter dependant. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component as settlement is predominantly required prior to performance of the promised service.

The Company derives its revenues from two sources: (1) revenue from IVF treatment, and (2) revenue from surrogacy and ancillary caring services.

Revenue from IVF treatment

In vitro fertilization (“IVF”) treatment is an assisted reproductive technique where eggs and sperm are collected and fertilized in laboratory to become embryo. Fertilized embryo is then implanted to the customer or a surrogate mother. IVF treatment involves the performance of a series of medical treatment as well as procedures and brings benefits to clients as the service of bundles service is completed. Revenue from IVF treatment is recognized at a point in time when different treatment and/or procedure or bundles thereof, are completed in clinic. The full completion of the various procedures and treatments are evidenced by treatment cards and reports included within the patient files indicating successful completion of the service.

Revenue from surrogacy and ancillary caring services

The Company provides surrogacy and ancillary caring services solely in Kyrgyzstan. Embryo from blood parents is implanted to surrogate mother contracted by the Company or its agents. During pregnancy period, the Company provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. The key performance obligation is identified as a single performance obligation where a baby is born, therefore revenue from surrogacy and ancillary caring services is recognized at a point in time when surrogate mother gives birth. The Company collects approximately 40% of contract sum upfront, and remaining contract sum is collected in installments across pregnancy period of surrogate mother. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 8 below.

Revenue from egg freezing and storage facility

The Company provides access the facility to its customers. Upon request for the service, which is agreed verbally and followed by signed consent form from the customer, the Company makes available access to the facility with no further substantial involvement. Revenue is recognized at a point in time when the facility is made available to the customer at the agreed consideration by the provision of specific address within the facility as maintained in the patient file. The receipt of consideration is assured as payment is required upfront.

Principal versus agency considerations

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to the provision of services to a customer. In these instances, the Company determines whether it has promised to provide the service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from the performance of the procedures and treatment on a gross basis as the Company is responsible for the fulfillment, controls the delivery of the promised service, and has full discretion in establishing prices and therefore is the principal in the arrangement.

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

Segment information

The Company determines its reportable segments using the management approach based on internal reporting used by the Chief Operating Decision Maker (“CODM”), comprising the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), for decision-making, resource allocation, and performance assessment.

The Company does not distinguish revenues, costs, or expenses by segments, operational or geographical, but reports them in aggregate. Based on this assessment, management has determined that the Company operates as a single reportable segment under ASC 280. Accordingly, all required segment financial information is included in the consolidated financial statements. However, we segregate IVF revenue from surrogacy revenue as these two revenue types are critical to our business.

The Company’s CODM is Mr. Siu Wing Fund Alfred, its CEO. Geographic disclosures of long-lived assets and revenue from external customers as of December 31, 2024 and 2023 are presented in Note 15.

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

Earnings per share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended December 31, 2024, 2023 and 2022.

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

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers. Furthermore, the risk is mitigated by ascertaining upfront payments for services prior to their performance.

Concentration of customers

As of December 31, 2024 and 2023, one and two customers respectively which individually contributed more than 10% of trade receivable, and accounted for 89% and 96.3% of the Company’s trade receivable respectively.

None of the customers contributed more than 10% of revenue for years ended December 31, 2024 and 2023.

Concentration of suppliers

As of December 31, 2024 and 2023, nil and one supplier respectively which individually contributed more than 10% of trade payable, accounted for nil % and 30.6% of the Company’s trade payable respectively.

For both the years ended December 31, 2024 and 2023, no vendor contributed more than 10% of total purchases of the Company.

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

Recently issued accounting pronouncements

The FASB has introduced expanded income tax disclosure requirements under ASU 2023-09 to improve transparency. Companies will now need to provide a detailed reconciliation of their effective tax rate, breaking down federal, state, and foreign taxes, as well as specific categories like tax credits and foreign earnings. Additionally, businesses must disclose income taxes paid by jurisdiction, offering investors greater clarity on tax obligations. These changes apply to both public and private companies, with annual reporting periods beginning after December 15, 2024 (2025 for calendar-year entities). This update aims to reduce ambiguity in tax reporting and align disclosures with investor needs.

A major shift in digital asset accounting, ASU 2023-08 requires companies to measure certain crypto assets (e.g., Bitcoin, Ethereum) at fair value rather than applying the previous impairment-only model. This means entities must recognize quarterly fair value adjustments in their financial statements, increasing volatility in reported earnings but improving transparency. The standard applies to fiscal years beginning after December 15, 2024, and impacts both corporate treasuries and investment firms holding cryptocurrencies. This change aligns GAAP closer to fair value accounting seen in other investment holdings, addressing criticisms of the old impairment approach.

Save for elsewhere disclosed, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of cash flows.

NOTE 3 — GOING CONCERN.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has generated a loss and suffered from an accumulated deficit of $985,994 as of December 31, 2024. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regards to these include but not limited to issuance of share through equity line of credit with White Lion Capital and conversion of JAK’s promissory notes. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company closely monitors the market for opportunities and has also been carrying out various fundraising projects to improve the Company’s cash flow position. As of this report date, all promissory notes as of December 31, 2024 have been settled, and convertible bonds comprising the Initial Note, the First Mandatory Additional Note, and the Second Mandatory Additional Note, have been converted into shares in the Company. A further $2,000,000 of the Third Mandatory Additional Note was issued subsequent to year end and remains outstanding. Moreover, the Company has access to an equity line of credit facility of up to $100,000,000 from White Lion Capital, of which approximately $7.1 million has been drawn and become equity to date. As of this report date, the Company holds $2.48m cash in bank and a cash deposit of $1m with a trading platform company.

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

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2024	2023
Accounts receivable	$49,264	$9,393
Less: allowance for expected credit loss	(19)	(19)
	$49,245	$9,374

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit loss, based on the invoice date is as follows:

	December 31,
	2024	2023
Within 90 days	$49,245	$9,374
	$49,245	$9,374

The movement of allowances for expected credit loss is as follow:

	December 31,
	2024	2023
Balance at beginning of the year	$(19)	$(26)
Reversal of expected credit losses	-	7
Ending balance	$(19)	$(19)

NOTE 5 — INVENTORIES

Inventories consist of the following:

	December 31,
	2024	2023
Medicines, consumables and reagents for clinical and laboratory analyses	$80,813	$126,264
	$80,813	$126,264

NOTE 6 — DEPOSITS, PREPAYMENT, OTHER RECEIVABLES AND DEFERRED IPO COST, NET

Deposits, prepayment, other receivables and deferred IPO cost, net consist of the following:

	December 31,
	2024	2023
Current
Other receivables	$121,533	$15,910
Deposits	73,917	123,008
Deferred initial public offering “IPO” cost	-	373,677
Less: allowance for expected credit loss	(4)	(14)
	$195,446	$512,581

Deposit with a digital asset trading platform	$1,000,000	$-

Receivable from agents	$1,191,795	$-

Prepayments	$197,706	$1,262,228

Non-current
Prepayment	$33,333	$1,582,156
	$33,333	$1,582,156

Included in prepayment is an amount of $22,000 and $2,839,536 as of December 31, 2024 and 2023 respectively, being share-based compensation cost paid to consultants for services ranging from three to ten years and with termination clauses of one to three years respectively without any penalties. During the year, the scope of service was amended and accordingly the excess compensation was reversed against Additional Paid in Capital and the remaining value of service is recognized over the period of service in the Statement of Income.

The movement of allowances for expected credit loss is as follow:

	December 31,
	2024	2023
Balance at beginning of the year	$(14)	$(141)
Reversal of provision (Provision)	10	127
Ending balance	$(4)	$(14)

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,
	2024	2023
At cost:
Building improvement	$196,929	$92,438
Furniture and fixtures	25,390	250,493
Medical instruments	785,776	844,809
Motor vehicle	142,936	142,936
Office equipment	361,385	150,688
	1,512,416	1,481,364
Less: accumulated depreciation	(1,239,320)	(1,319,207)
Total	$273,096	$162,157

Depreciation expenses for the years ended December 31, 2024 and 2023 were $19,502 and $31,173, respectively.

No impairment loss was recorded for the years ended December 31, 2024, and 2023.

NOTE 8 — ACCRUED LIABILTIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31,
	2024	2023
Accrued expenses	$201,455	$43,633
Customer deposit	6,349	-
Withholding tax payable	4,361	7,349
Independent director fee payable	20,000	-
Compensation payable (Note 1)	100,802	144,015
Other payables	167,762	46,616
	$500,729	$241,613

Note 1:	Compensation payable represents a claim relating to an employee of the subsidiary. On April 23, 2023, a settlement agreement was entered into with the employee, with compensation payable over 12 instalments commencing April 2023.

NOTE 9 — CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,
	2024	2023
Balance at beginning of year	$7,937	$1,360,168
Additions	75,340	112,006
Recognized to revenue during the year	(19,788)	(122,662)
Refund to customers (Note 1)	-	(1,341,575)
Balance at end of year	$63,489	$7,937

Note 1:	Refund to customers are in relation to China-based clients who prepaid for surrogacy and ancillary caring services but requested for refund of fees so that they may appoint their own surrogate mothers in countries in which the Company does not conduct business. The Company sent the funds to accounts dictated by the clients and terminated service contract with those clients.

NOTE 10 — CONVERTIBLE NOTES, PROMISSORY NOTES, DERIVATIVE LIABILITY AND WARRANTS

Convertible Notes

	December 31,
	2024	2023
Convertible notes, at amortised cost are as follows:
Convertible notes at amortised cost	$3,059,595	-
Less: Deferred debt issuance cost	$648,232	-
Convertible notes, net	$2,411,363	-

	December 31,
	2024	2023
The convertible notes are repayable as follows:
Current liability	$82,447	-
Non-current liability	2,328,916	-
Total	$2,411,363

As of December 31, 2024, the Company had the following outstanding convertible notes:

	Principal	Conversion	Coupon	Issuance	Maturity
Note Holders	Amount	Price	Rate	Date	Date
JAK & affiliated holders	$50,000	0.830	14.75%	April 3, 2024	October 2, 2028
JAK & affiliated holders	1,100,000	0.830	14.75%	August 3, 2024	February 2, 2029
JAK & affiliated holders	500,000	0.950	14.75%	August 30, 2024	March 1, 2029
JAK & affiliated holders	1,500,000	0.686	14.75%	November 11, 2024	May 10, 2029
Total	3,150,000

During the year ended December 31, 2024, a total of $5,800,000 of convertible promissory notes were issued with a discount of 7%. These Notes are to be settled by way of cash or may be converted to Class A ordinary shares. The conversion of these notes are subject to certain criterions as mentioned in the Convertible Note Agreements, which include a beneficiary cap of 9.9% of shareholdings in the Company by JAK.

As of December 31, 2024, $2,650,000 of convertible notes were converted into 7,020,975 ordinary shares by the note holder, thereby increasing our shareholder equity by the same amount.

The effective interest expense calculated at 16.96 % amounted to $765,177 and $nil for the year ended December 31, 2024 and December 31, 2023 respectively.

The transaction costs incurred on issuance of the Notes are capitalized and amortised over the term of the Notes as follows:

Transaction costs on issuance of Notes	December 31,
	2024	2023
Balance at beginning of the year	$-	$-
Add: capitalized during the year	929,500	-
Less: amortized during the year	(281,268)	-
Ending balance	$648,232	$-

The following table sets forth the Company’s contractual obligations as of December 31, 2024 relating to the convertible notes:

2024
Convertible bonds-
2025	516,250
2026	457,250
2027	457,250
2028	507,250
2029	3,269,625
Total	5,207,625

Promissory Notes

	December 31,
	2024	2023
Balance at beginning of the year	$-	$-
Issued during the year	1,453,861	-
Waiver of liability	953,861	-
Ending balance	$500,000	$-

As of December 31, 2024, the Company has outstanding non-interest-bearing unsecured promissory notes with a total principal balance of US$500,000, which was settled fully in February 2025.

Derivative liability

Pursuant to ASC 815, a derivative liability had arisen from the issuance of convertible bonds which have the option of being converted to or exchanged for Class A ordinary shares at any time from date of issuance. The derivative liability is assessed to be a debt requiring to be bifurcated from the host contract and recorded at the fair value.

However, the conversion to ordinary shares is subject to certain terms and criteria as set within the Agreement, which includes restriction of conversion if the shareholdings by the note holder before and after the conversion exceeds 9.99%, as revised. As of December 31, 2024, the threshold has been met, and accordingly the derivative is assessed to have no value.

Free standing instruments – warrants

The convertible bond agreements as mentioned above granted the note holders 6,174,690 series A warrant, 180,722 series B warrant and 3,253,012 series C warrant, allowing the warrant holders to purchase additional Class A ordinary shares at an exercise price of $0.913, $0.001 and $0.924 respectively.

The exercise of these warrants is subject to a 9.99% beneficial cap, as revised, which restricts the holder from exceeding shareholdings in excess of the cap in the Company. As of December 31, 2024, the threshold has been met, and accordingly the derivative is assessed to have no value.

NOTE 11 — LEASES

The Company has various operating leases for clinics and office spaces. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the interest rate of 6.6% and 5.5% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

As of December 31, 2024 and 2023, the right-of-use assets totaled $98,570, and $283,847, respectively.

As of December 31, 2024 and 2023, lease liabilities consist of the following:

	December 31,
Operating lease	2024	2023
Lease liabilities – current portion	$108,526	$207,128
Lease liabilities – non-current portion	10,231	118,979
Total	$118,757	$326,107

	December 31,
Finance lease	2024	2023
Lease liabilities – current portion	$-	$6,446

The following is a schedule of future minimum payments under operating leases as of December 31, 2024:

December 31, 2024
Not later than 1 year	$111,321
Between 1 to 2 years	10,300
-
Total lease payments	121,621
Less: imputed interest	(2,864)
Total operating lease liabilities, net of interest	$118,757

Other lease information is as follows:

	December 31,
	2024	2023
	2.75 years	0.92 years
Weighted-average discount rate – operating leases	5%	5%
Short term lease cost	$234,767	$114,937

As of December 31, 2024 and 2023, there were $98,570 and $283,847 right of use (“ROU”) assets and $118,757 and $326,107 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the minimum loan rate and the Hong Kong Dollar Best Lending Rate (“BLR”) minus 0.125% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.6% and 5.5% respectively.

NOTE 12 — EQUITY

Ordinary shares

As at December 31, 2023 and December 31, 2024, the Company is authorized to issue 10,000,000 ordinary shares. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

The equity of the Company as of December 31, 2024 and 2023 represents 1,138,519 and 507,469 ordinary shares with par value of $Nil. The number of shares as above have taken into consideration the reverse stock split effected on February 11, 2025 at an exchange ratio of one (1) share for twenty (20) shares. Pursuant to ASC 505 the reverse stock split has been applied retrospectively.

Additional paid-in capital

Balance as at January 1,2023	$1,464,959
Issuance of shares as compensation for services (Note 1)	2,866,856
Balance as at December 31, 2023	4,331,815
Issuance of shares through Equity Line of Credit (Note 2)	1,936,236
Issuance of shares through conversion of convertible notes	2,650,000
Decrease in subscription receivable due to reduction of work by professionals (Note 1)	(2,766,856)
Business Combination (Note 3)	(6,028,690)
Balance as at December 31, 2024	$122,505

*	- the number of shares below have been amended to apply the reverse stock split in February 2025 retrospectively.

Note 1: On January 10, 2023, the Company issued 1,365 ordinary shares to professional party for consulting service of 10 years, increasing the additional paid-in capital by $812,300. On December 4, 2023, the Company issued additional 3,450 shares to DoubleClick Services Limited for consulting service of 10 years, increasing the additional paid-in capital by $2,054,556. During 2024, the service scope and duration were reduced and the service value was adjusted accordingly pursuant to addendums to respective agreements

Note 2: On November 21, 2024, the Company entered into a Common Shares Purchase Agreement (the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) and a related Registration Rights Agreement (the “RRA”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, within 36 months from the Agreement effective date up to One Hundred Million Dollars ($100,000,000) in aggregate gross purchase price of newly issued Ordinary Shares, with an automatic increase to Three Hundred Million Dollars ($300,000,000) upon any substantial M&A or Material Transaction (as defined in the White Lion Purchase Agreement) and a further option to increase to Five Hundred Million Dollars ($500,000,000) after Two Hundred and Fifty Million Dollars ($250,000,000) has been issued and sold to White Lion under the White Lion Purchase Agreement, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement. The White Lion Purchase Agreement was included as Exhibit 10.27 of the Form F-1 registration statement filed on December 5, 2024.

On December 10, 2024, 35,000 Class A Ordinary Shares were issued to White Lion amounting $276,850, in consideration for White Lion’s commitment pursuant to the White Lion Purchase Agreement. In addition, on December 12, 2024, pursuant to this Agreement, the Company issued 9,500 Class A Ordinary Shares for a purchase price of $1,572,186. On December 24, 2024, the Company issued 25,000 Class A Ordinary Shares for a purchase price of $160,050. On December 31, 2024, the Company issued 30,000 Class A Ordinary Shares for a purchase price of $204,000.

Note 3: Upon de-spac business combination, additional paid-in capital and capital reserve of Legacy NewGenIvf was combined with additional paid-in capital and accumulated net losses of the A SPAC I Acquisition Corp and added into the additional paid-in capital of NewGenIvf Group upon the reverse take-over.

NOTE 13 — EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Thailand

The Company is obliged to make social security payments within the first 15 days of the month over which it is accrued. In 2024, the Company and its employees are each required to make contributions to the scheme calculated at 5% of the employee’s salary with a cap of THB750 per month.

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

NOTE 14 — PROVISION FOR INCOME TAXES

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

Kyrgyzstan

The company is subject to a corporate income tax on their aggregate annual income earned worldwide. Non-resident legal entities carrying out business activities through a permanent establishment in Kyrgyzstan are subject to profit tax on the income attributed to the activities of that permanent establishments. During the year, excess tax payable of $486,706 were deemed to be no longer payable and reversed accordingly.

Profit tax is calculated at a rate of 10% of aggregate annual income less allowed deductions.

Significant components of the provisions for income taxes for the year ended December 31, 2024, and 2023 were as follows:

	December 31,
	2024	2023
Current tax provision Kyrgyzstan	$—	$—
Over provision of tax in prior year Kyrgyzstan	(486,706)	—
Current tax provision Cambodia	—	—
Total tax (income) expense	$(486,706)	$—

	December 31,
	2024	2023	2022
(Loss) Income before taxes	$(960,807)	$108,418	$343,988
Tax credit (expense) at the effective tax rates	(179,863)	10,732	(124,591)
Tax effect on non-taxable income	(81,323)	(39,173)	—
Tax effect on non-deductible expenses	129,814	—	369,101
Change in valuation allowance	131,991	28,441	—
Tax effect on utilization of tax losses	(127,521)	—	(36,369)
Tax losses unable to be utilized	126,902
Over provision of tax in prior year	(486,706)
Tax (income) expense	$(486,706)	$—	$208,141

Deferred tax asset, net

Significant components of deferred tax assets, net were as follows:

	December 31, 2024	December 31, 2023
	USD	USD
Deferred tax assets:
– Net operating loss carry forward	160,432	28,441
Less: valuation allowance	(160,432)	(28,441)
Deferred tax assets, net	—	—

As of December 31, 2024 and 2023, the Company had net operating loss carry forward of $972,316 and $164,721. The Company believes it is less likely than not that its operations will be able to fully utilize its deferred tax assets related to the net operating loss carry forward. As a result, the Company provided 100% allowance on deferred tax assets on net operating loss.

NOTE 15 — DISAGGREGATED REVENUES

The Company’s main business operations are to provide: (i) IVF treatment service; and (ii) surrogacy and ancillary caring services.

	For the year ended December 31,
Revenue from external customers	2024	2023	2022
IVF treatment service	$5,433,375	$4,021,696	$2,819,163
Surrogacy, ancillary caring and other services	—	1,114,457	3,125,027
Total revenues	$5,433,375	$5,136,153	$5,944,190

Geographical information

	December 31,
Revenue from external customers originated from	2024	2023	2022
HK SAR	$—	34,038	$—
Kyrgyzstan	2,656,596	3,123,593	5,060,973
Cambodia	601,526	621,619	377,608
Thailand	2,175,253	1,356,903	505,609
Total revenues	$5,433,375	5,136,153	$5,944,190

The revenue information above is based on the locations where the revenue originated.

	December 31,
Long-lived assets located at	2024	2023	2022
HK SAR	$3,081	$584	—
China	8,370	—	—
Kyrgyzstan	—	—	22,513
Cambodia	47,902	137,472	229,085
Thailand	312,313	307,948	254,745
	$371,666	$446,004	506,343

The Company’s long-lived assets consist of plant and equipment, net and operating leases right-of-use assets, net.

NOTE 16 — RISKS

A. Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company monitors and ensures that follow-up action is taken to recover overdue debts. The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information, such as GDP growth rate and nominal GDP per capita. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for account receivables as of December 31, 2024 and 2023 to be $19.

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

Deposits and other receivables, amount due from shareholders and loan to A SPAC I

The Company assessed the impairment for deposits and other receivables, due from shareholders individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables, due from shareholders as of December 31, 2024 is $4, and $17,818, respectively. The loss allowance for deposits and other receivables, due from shareholders as of December 31, 2023 is $14, and $17,818, respectively.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s net (loss) income for the years ended December 31, 2024 and 2023 would have increased or decreased by approximately $26,894 and$541, respectively.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, THB and RMB which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of US$ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C. Economic and political risks

The Company’s operations are mainly conducted in Thailand, Cambodia and Kyrgyzstan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Thailand, Cambodia and Kyrgyzstan.

The Company’s operations in Thailand, Cambodia and Kyrgyzstan are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Thailand, Cambodia and Kyrgyzstan, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things including natural disasters and wars.

D. Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 17 — RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		December 31,
	Relationship	2024	2023
Due from shareholders consist of the following:
Mr. Siu Wing Fung, Alfred (“Mr. Siu”)	Shareholders and directors	$404,549	$354,285

Due to a related party consist of the following:
Ms. Fong Hei Yue, Tina (“Ms. Fong”)	Shareholders and directors (note 1)	(497,200)
Harcourt Limited	A related party (note 2)	$(61,802)	$—
JAK & affiliated holders	5% or more shareholder	3,150,000	—

Note:

(1)	Ms. Fong is the spouse of Mr. Siu. The due to shareholders balance as of December 31, 2024 was $92,651 while the due from shareholders balance as of December 31, 2023 was $354,285.

(2)	The directors and shareholders of Harcourt Limited are Mr. Siu and Ms. Fong, Harcourt Limited therefore has the common ultimate beneficial owners with the Company.

The balance due from shareholders consist of the following:

	December 31,
	2024	2023
Due from/ (to)shareholders/ related party	$(154,453)	$372,103
Less: allowance for expected credit loss	—	(17,818)
	$(154,453)	$354,285

The movement of allowances for expected credit loss is as follow:

	December 31,
	2024	2023
Balance at beginning of the year	$(17,818)	$(17,059)
Reversal of Provision / (Provision)	17,818	(759)
Ending balance	$—	$(17,818)

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	December 31,
	2024	2023	2022
Directors’ remuneration to Mr. Siu Wing Fung, Alfred	$190,000	$125,000	$120,000
Directors’ remuneration to Ms. Fong Hei Yue, Tina	190,000	125,000	120,000
Waiver of related party balance of Mr. Siu Wing Fung, Alfred	—	(88,151)	—
Coupon interest expense to JAK Opportunities	308,751	—	—
Conversion of convertible note to shares to JAK Opportunities	2,650,000	—	—

NOTE 18 — LOAN TO A SPAC I

On June 12, 2023, NewGenIvf Limited (the “Legacy NewGenIvf”) and A SPAC I Acquisition Corp (“A SPAC I”) entered into a First Amendment to Merger Agreement, pursuant to which the Legacy NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to A SPAC I to fund amounts required to further extend the period of time available for A SPAC I to consummate a business combination, and for working capital and payment of professional, administrative and operational expenses, and other purposes as mutually agreed by A SPAC I and the Legacy NewGenIvf. The Loan will only become repayable upon the closing of the Acquisition Merger. As of December 31, 2023, $140,000 was outstanding under the loan. The Legacy NewGenIvf completed the business combination with A SPAC I Acquisition Corp on April 3, 2024. After the combination, the balance of loan to ACSA was eliminated in the subsequent period.

NOTE 19 — COMMITMENTS & CONTINGENCIES

As of December 31, 2024 and 2023, the Company was not a party to any legal or administrative proceedings. As of December 31, 2024, the Company had commitment as described in Notes 10 and 11 to the financial statements.

The Company is also committed to honor its obligations pursuant to the convertible note agreements as described in Note 10

NOTE 20 — DISPOSAL OF SUBSIDIARY

On December 18, 2024, the Company completed the sale of its First Fertility Bishkek LLC to an unrelated third party for total consideration of US$11, consisting of cash.

As part of the disposal, all the outstanding account payables and receivables as well as all outstanding balances between the First Fertility Bishkek LLC and Harcourt, FFPGS, and the Director were transferred to the Seller. Any tax liabilities in Kyrgyzstan arising from the transfer of these balances shall be borne by the Buyer.

The following table summarizes the financial impact of the disposal:

●	Consideration received: Cash of $11

●	Net assets acquired of $486,706

●	Reversal of excess tax of $486,706

The disposal was accounted for in accordance with ASC 810, Consolidation. As a result, the Company deconsolidated First Fertility Bishkek LLC and recognized a write back of tax (after netting against the cash consideration received) in the amount of US$486,706 in the consolidated statements of operations for the year ended December 31, 2024.

The disposal did not represent a strategic shift and, therefore, was not classified as a discontinued operation under ASC 205-20.

NOTE 21 — BUSINESS ACQUISITION

On December 17, 2024, the Company acquired Bi Clinic Ltd (“Bi Clinic”), which holds a license for the provision of IVF treatment, surrogacy, and ancillary caring services, for total consideration of $15,000. The acquisition enhances the Company’s position in healthcare fertility sector. The transaction was accounted for as a business combination under ASC 805, Business Combinations.

At the acquisition date, Bi Clinic had not yet commenced revenue-generating activities but had established the necessary regulatory approvals and licensing framework to operate as an IVF and surrogacy service provider. These approvals, along with the Company’s planned integration of medical personnel and operational processes, provide the necessary inputs and substantive processes required to meet the definition of a business under ASC 805.

Since Bi Clinic had no other assets or liabilities, the entire purchase price was allocated to intangible assets, specifically the IVF license and regulatory approvals. No goodwill was recognized in connection with the transaction.

As Bi Clinic had no prior operations, its financial results have been included in the consolidated financial statements from the acquisition date, with no historical revenue or expenses impacting the Company’s consolidated results. Pro forma financial information has been omitted, as the acquisition is not considered material to the Company’s financial results.

NOTE 22 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 11, 2025, the Company carried out a 1-for-20 reverse stock split of its issued and unissued shares. The effect of the reverse stock split was to consolidate every 20 issued and unissued shares into one share.

On February 24, 2025, the Company entered into a Consulting Services Agreement with A SPAC (Holdings) Group Corp (“ASPAC”), pursuant to which the Company engaged ASPAC for the provision of certain consulting services. It was agreed that the Company would provide consideration in the form of cash and shares. On March 3, 2025, the Company issued the 150,000 Class A Ordinary Shares to ASPAC.

On February 27, 2025, the Company received a confirmation from Nasdaq that its application to transfer its listing to the Nasdaq Capital Market had been approved and that the Company’s securities were transferred to the Nasdaq Capital Market at the opening of business on February 28, 2025. On March 10, 2025, the Company received a confirmation letter from Nasdaq confirming that it has demonstrated compliance with all of Nasdaq’s listing requirements, including shareholder equity of more than $2.5m, as required in the Panel’s decision letter dated February 19, 2025

On February 28, 2025, the Company completed its acquisition of the MicroSort technology from Genetics & IVF Institute, Inc. (“GIVF”). Pursuant to a Purchase Agreement dated January 21, 2025 between the Company and GIVF (“Purchase Agreement”), the Company purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort technology from GIVF for a cash consideration of $750,000 and a share consideration of 125,000 Ordinary Shares (“MicroSort Acquisition”). Under the terms of the agreement, the Company acquired the technology for US$5 million, which was satisfied through a combination of US$750,000 in cash and the issuance of 2,500,000 ordinary shares (as was adjusted to 125,000 ordinary shares after the Reverse Stock Split on February 11, 2025) at a deemed value of US$1.70 per share.

On February 18, 2025, the Company entered into a cooperation agreement with FERTILITY GROUP LLC (“BOBCARE”) to jointly develop fertility services in the Kyrgyzstan market. The collaboration aims to combine NewGen’s technical expertise in fertility treatments with BOBCARE’s market resources in the region. This strategic partnership is anticipated to contribute to NewGen’s market presence over the next three years, improving the competitive position of both parties in the Kyrgyzstan market. Both companies will work together on several initiatives, including enhancing clinical protocols and patient management systems, knowledge exchange between fertility specialists, coordinated marketing and brand-building activities in Kyrgyzstan, and developing specialized fertility treatment options for the regional market.

On March 31, 2025, the Company terminated the binding term sheet with healthcare company European Wellness Investment Holdings Limited (“EWIHL”) regarding their previously announced reverse merger transaction. On the grounds of non fulfilment of certain criteria as contained in the term sheet.

On March 31, 2025, the Company’s Board approved certain amendments to its Share Incentive Plan of 2024, the awards of which are valid for a period of 10 years from March 28, 2025, whereby the maximum aggregate number of shares with respect to which Awards may be granted under the Plan shall be 1,054,260 Shares, which may be increased from time to time as determined by the Board or Committee of the Board, in an amount equal to 20% of the then outstanding ordinary shares of the Company at the time of such increase. Shares may be made available from Shares held in treasury or authorized but unissued shares of the Company not reserved for any other purpose. To date, no shares have been awarded under this Plan.

On April 1, 2025, the Company entered into a new Securities Purchase Agreement (“2025 Securities Purchase Agreement”) with JAK, pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing, a senior convertible note in the aggregate original principal amount not exceeding $3,200,000, convertible into Class A Ordinary Shares pursuant to its terms; and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $25,600,000).

On April 2, 2025, the Company consummated the fourth tranche of its debt financing under the terms of its existing Securities Purchase Agreement with the investor, At the closing of the fourth tranche, the Company sold to the investor a senior convertible note in the principal amount of $2,000,000. The Note bears an interest rate of 14.75% per annum and may be adjustable from time to time pursuant to its terms. The funding from these arrangements with the investor is intended to be used to finance the establishment of a fertility clinic in Dubai.

Mr. Yip Eng Jeremy Foo, a director of NewGenIvf Group Limited (the “Company”), has resigned from the Board of Directors of the Company, the Audit Committee of the Company, and the Compensation Committee of the Company due to personal reasons, effective April 4, 2025. Mr. Foo’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Ms. Florianna Ann Chi Wan Chan will be appointed as a director of the Company, effective April 15, 2025, to fill the vacancy on the Audit Committee and the Compensation Committee created by Mr. Foo’s resignation. Ms Chan has over 20 years of experience in project management, real estate development, and luxury hospitality, and is a proven leader in driving growth and operational excellence. Since 2015, Ms. Chan has led Lab Concept Company Limited, a subsidiary of The Lane Crawford Joyce Group, where she successfully restructured operations, spearheaded rebranding, and digitized processes, achieving significant revenue growth. Previously, she held senior roles at VCC Company Limited, Eton Properties, and Crown Macau, excelling in real estate development, marketing, and VIP services. She holds a Bachelor of Hospitality Management from Central Queensland University in Australia and an Advanced Diploma from William Angliss Institute of TAFE. Fluent in Cantonese, Mandarin, and English, Ms. Chan brings a deep understanding of Asia Pacific markets and a strategic vision that will drive the Company’s continued growth and success.

On April 15, 2025, the Board of Directors approved another reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”), Class B ordinary shares with no par value and preferred shares with no par value, at an exchange ratio of one (1) share for ten (10) shares. The Company expects that the Reverse Stock Split will become effective on or around May 2, 2025, and that its Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis on such date. The Reverse Stock Split is intended for the Company to remain compliant with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process. After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by ten (10) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

Subsequent to the year end and to the date of this report, $3,150,000 convertible notes outstanding as of December 31, 2024 had been converted to additional 2,594,252 Class A ordinary shares while Promissory Notes of $500,000 outstanding as of December 31, 2024 were settled. A further 1,660,000 shares totaling $5,193,763 were issued under the Equity Line of Credit with White Lion.

Other than the events mentioned above, there have been no other subsequent events noted till the date of these financial statements.

NOTE 23 — RECLASSIFICATION AND COMPARATIVE FIGURES

Certain prior year amounts have been reclassified to conform to the current year’s presentation. These include the re-presentation of share-based compensation to consultants pursuant to service agreements. In the prior year, compensation for future services to be rendered were recorded as subscription receivables in the Statement of Equity. In the current year, these compensation for services has been reclassified and measured at the fair value of the shares issued as compensation at grant date in accordance with ASC 718. This reclassification had no effect on previously reported net income.

The comparative figures in the consolidated balance sheets, statement of equity, consolidated statements of cash flows, together with the accompanying notes, where relevant reflect those of the Company after the reverse takeover and reorganization process in 2024, and accordingly differs from those audited and reported on by the predecessor auditor on NewGenIvf Limited, the legal acquiree and accounting acquirer, arising from the application of ASC 805, which requires retrospective application. The difference mainly impacts the equity in the consolidated balance sheets, the statement of equity and the consolidated statements of cash flows, including the relevant notes.