Form 20-F/A
period 2024-12-31
NewGenIvf Group Ltd
filed 2025-05-15
CIK 1981662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

The number of NewGenIvf Group Limited’s outstanding: (i) Class A Ordinary Shares, no par value, was 113,852 as of December 31, 2024, after retrospective application of the two reverse stock splits in May 2025 and February 2025 respectively; (ii) Class B Ordinary Shares, no par value, was none as of December 31, 2024; and (iii) Preferred Shares, no par value, was none as of December 31, 2024.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F/A (the “Amendment”) is being filed by NewGenIvf Group Limited (the “Company”, “We”, “Our”, or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the U.S. Securities Exchange Commission on April 22, 2025 (the “Original Filing”). The Company is filing this Amendment solely to remove JAK Opportunities VI LLC, including the affiliated holders (“JAK”) as a related party and the Company’s transactions with JAK from Item 7.B “Related Party Transaction” of the Original Filing and Note 17 (Related Party Balances and Transactions) to the consolidated financial statements for the year ended December 31, 2024 included in the Original Filing.

Item 7.B of Form 20-F requires disclosure of certain information with respect to related party transactions. In the Original Filing, the Company included JAK as a related party and disclosed certain transactions with JAK as related party transactions. According to the instruction to Item 7.B. of Form 20-F, shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have significant influence. In addition, significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. As JAK owns less than 10% of the voting power of the Company and has no influence on the board and management of the Company, it has been determined that the Company’s transactions with JAK would not be considered as related party transactions in the Item 7.B and Note 17 to the consolidated financial statements for the year ended December 31, 2024.

This Amendment consists solely of the cover page, this Explanatory Note, the updated Item 7.B (Related Party Transaction) in Form 20-F and the updated Note 17 to the Audited Consolidated Financial Statements contained within the Form 20-F, including the certifications by our chief executive officer and chief financial officer. This Amendment does not affect any other parts of, or any other exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing. The Company’s Chief Executive Officer and Chief Financial Officer are providing current dated revised certifications in connection with this Amendment. The certifications are filed as Exhibits 12.1, 12.2, 12.3 and 12.4.

i

PART I

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

1

PART III

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Amendment No. 1 to Annual Report on Form 20-F/A:

Exhibit No.	Description
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to Annual report on Form 20-F/A on its behalf.

Signature	Title	Date

/s/ Wing Fung Alfred Siu	Chairman, Chief Executive Officer	May 15, 2025
Wing Fung Alfred Siu	(Principal Executive Officer and Duly Authorized Officer)

/s/ Ho Fai Chung	Chief Financial Officer	May 15, 2025
Ho Fai Chung	(Principal Financial Officer and Principal Accounting Officer)

3

NEWGENIVF GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of NewgenIvf Limited

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

NEWGENIVF GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(Stated in US Dollars)

	December 31,
	2024	2023	2022
Revenues	$5,433,375	$5,136,153	$5,944,190
Cost of revenues	(3,606,481)	(3,454,368)	(4,406,421)
Gross profit	1,826,894	1,681,785	1,537,769

Operating expenses
Selling and marketing expenses	(206,314)	(18,030)	(36,194)
General and administrative expenses	(2,781,075)	(1,621,513)	(1,102,870)

Total operating expenses	(2,987,389)	(1,639,543)	(1,139,064)

Operating (loss) income	(1,160,495)	42,242	398,705

Other income (expenses), net
Other income, net	971,391	111,837	23,019
Interest income	6,953	518	21
Interest expense	(778,656)	(46,179)	(77,757)
Total other income (expenses), net	199,688	66,176	(54,717)

(Loss) Income before taxes	(960,807)	108,418	343,988
Tax income (expense)	486,706	—	(208,141)
Net (loss) income	(474,101)	108,418	135,847
Less: net income (loss) attributable to non-controlling interests	50,542	(21,775)	(322,820)
Net (loss) income attributable to the shareholders of the Company	$(524,643)	$130,193	458,667

Other comprehensive income (loss)
Foreign currency translation adjustment	32,529	(22,704)	(1,920)
Total comprehensive (loss) income	(441,572)	85,714	133,927
Less: total comprehensive (loss) income attributable to non-controlling interests	56,908	(27,621)	(323,458)
Total comprehensive (loss) income attributable to the shareholders of the Company	$(498,480)	$113,335	457,385

Earnings per share – basic	$(1.32)	$3.53	4.72
– diluted	(0.64)	3.53	4.72
Weighted average shares outstanding *- basic	358,108	30,757	28,797
– diluted	743,323	30,757	28,797

●	Adjusted retrospectively for reverse stock split that was effected in February 2025 of 1 share for every 20 existing share issued.

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

NOTE 17 — RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		December 31,
	Relationship	2024	2023
Due from shareholders consist of the following:
Mr. Siu Wing Fung, Alfred (“Mr. Siu”)	Shareholders and directors	$404,549	$354,285

Due to a related party consist of the following:
Ms. Fong Hei Yue, Tina (“Ms. Fong”)	Shareholders and directors (note 1)	(497,200)
Harcourt Limited	A related party (note 2)	$(61,802)	$—

Note:

(1)	Ms. Fong is the spouse of Mr. Siu. The due to shareholders balance as of December 31, 2024 was $92,651 while the due from shareholders balance as of December 31, 2023 was $354,285.

(2)	The directors and shareholders of Harcourt Limited are Mr. Siu and Ms. Fong, Harcourt Limited therefore has the common ultimate beneficial owners with the Company.

The balance due from shareholders consist of the following:

	December 31,
	2024	2023
Due from/ (to)shareholders/ related party	$(154,453)	$372,103
Less: allowance for expected credit loss	—	(17,818)
	$(154,453)	$354,285

The movement of allowances for expected credit loss is as follow:

	December 31,
	2024	2023
Balance at beginning of the year	$(17,818)	$(17,059)
Reversal of Provision/(Provision)	17,818	(759)
Ending balance	$—	$(17,818)

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

The Company is also committed to honor its obligations pursuant to the convertible note agreements as described in Note 10.

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