Form 20-F
period 2025-12-31
NewGenIvf Group Ltd
filed 2026-03-31
CIK 1981662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of NewGenIvf Group Limited’s outstanding: (i) Class A Ordinary Shares, no par value, was 240,622 as of December 31, 2025, after retrospective application of the reverse stock splits in February 2025, May 2025, August 2025, December 2025, January 2026 and March 2026; (ii) Class B Ordinary Shares, no par value, was 380 as of December 31, 2025, after retrospective application of the reverse stock splits in February 2025, May 2025, August 2025, December 2025, January 2026 and March 2026; and (iii) Preferred Shares, no par value, was none as of December 31, 2025.

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

“Reverse Stock Splits” means the First Reverse Stock Split, the Second Reverse Stock Split, the Third Reverse Stock Split, the Fourth Reverse Stock Split, the Fifth Reverse Stock Split and the Sixth Reverse Stock Split. In this Form 20F, where we state historical share and per-share numbers, we have, where appropriate, reflected a retroactive adjustment due to the Reverse Stock Splits in parentheses.

“First Reverse Stock Split” means the 1-for-20 reverse stock split effected by the Company on February 11, 2025.

“Second Reverse Stock Split” means the 1-for-10 reverse stock split effected by the Company on May 5, 2025.

“Third Reverse Stock Split” means the 1-for-5 reverse stock split effected by the Company on August 4, 2025.

“Fourth Reverse Stock Split” means the 1-for-5 reverse stock split effected by the Company on December 1, 2025.

“Fifth Reverse Stock Split” means the 1-for-3 reverse stock split effected by the Company on January 26, 2026.

“Sixth Reverse Stock Split” means the 1-for-4 reverse stock split effected by the Company on March 16, 2026.

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

As of December 31, 2025, the Company’s cash and cash equivalents stood at approximately US$758,621. While the Company does not have immediate challenges to settle its obligations when payments become due, the Company can make no assurance that it will have sufficient capital to bridge potential financial and liquidity shortfalls.

The Company is always closely monitoring the market for opportunities and has also been carrying out various fundraising projects to improve the Company’s cash flow position. As of March 30, 2026, convertible promissory notes of $5,266,000 remain outstanding. Moreover, the Company has access to an equity line of credit facility of up to US$100,000,000 from White Lion Capital, of which approximately US$15.55 million has been drawn and become equity to date.

The Company can make no assurance that required financing will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its financial statements.

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

We may issue additional Ordinary Shares through our equity line of credit facility, upon the exercise of outstanding warrants, the convertible notes, upon the exercise of the options granted pursuant to the Share Incentive Plan, and/or through future issuances of equity or convertible debt securities, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

On August 7, 2024, the Company entered into a securities purchase agreement with JAK Opportunities VI LLC (“JAK”), pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing, (a) a senior convertible note in the aggregate original principal amount not exceeding $1,100,000, convertible into Class A Ordinary Shares pursuant to its terms, (b) a warrant to purchase 1,325,301 Class A Ordinary Shares (22 Shares after adjusted for all the Reverse Stock Splits done as of this Report), and (c) a warrant to purchase 180,722 Class A Ordinary Shares (3 Shares after adjusted for all the Reverse Stock Splits done as of this Report); and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $9,500,000) and (b) related warrants.

On November 21, 2024, the Company entered into a Common Shares Purchase Agreement (the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $100,000,000 in aggregate gross purchase price of newly issued Class A Ordinary Shares, with an automatic increase to $300,000,000 upon any substantial M&A or Material Transaction (as defined in the White Lion Purchase Agreement) and a further option to increase to $500,000,000 after $250,000,000 has been issued and sold to White Lion under the White Lion Purchase Agreement, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement.

On April 1, 2025, the Company entered into a new securities purchase agreement with JAK, pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing, a senior convertible note in the aggregate original principal amount not exceeding $3,200,000, convertible into Class A Ordinary Shares pursuant to its terms; and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $25,600,000).

On October 15, 2025, November 4, 2025, and January 22, 2026, the Company entered into three securities purchase agreements (“Vanquish SPAs”) with Vanquish Funding Group Inc. (“Vanquish”). Pursuant to the terms of the Vanquish SPAs, the Company issued three convertible promissory notes to Vanquish in the principal amounts of $257,000, $157,000 and $107,000, respectively.

On November 12, 2025, the Company entered into a securities purchase agreement (“Labrys SPA”) with Labrys Fund II, L.P. (“Labrys”). Pursuant to the terms of the Labrys SPA, the Company issued a convertible promissory note to Labrys in the principal amount of $250,000.

On January 22, 2026, the Company entered into a Securities Purchase Agreement with Boot Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $50,000, convertible into Class A Ordinary Shares pursuant to its terms.

On March 17, 2026, the Company entered into a Securities Purchase Agreement with CFI Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $200,000, convertible into Class A Ordinary Shares pursuant to its terms.

On March 25, 2026, the Company entered into a Securities Purchase Agreement with Firstfire Global Opportunities Fund, LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $220,000, convertible into Class A Ordinary Shares pursuant to its terms.

In addition, the Company also adopted the Share Incentive Plan, under which 113,703 Ordinary Shares of the Company are available for awards.

As of March 30, 2026, the Company has (i) convertible promissory notes of $5,266,000; (ii) 1,224,328 warrants; (iii) 113,703 unallocated shares which may be issuable pursuant to awards under the Share Incentive Plan, remain outstanding. Moreover, under the equity line of credit facility of up to US$100,000,000 from White Lion, approximately US$15.55 million has been drawn and become equity to date.

The potential issuance of additional Ordinary Shares through the equity line of credit facility, upon the exercise of outstanding warrants, the convertible notes, upon the exercise of the options granted pursuant to the Share Incentive Plan will result in dilution to our shareholders and increase the number of Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities. Furthermore, we may issue additional equity or convertible debt securities in the future which may dilute our existing shareholders’ holdings.

Existing shareholders will have no pre-emptive rights in connection with such further issuances. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of our Ordinary Shares will have on the market price of our Ordinary Shares. Issuances of a substantial number of additional Ordinary Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Ordinary Shares. With any additional issuance of our Ordinary Shares, our investors will suffer dilution to their voting power and economic interest.

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

NewGenIvf is undergoing a significant and rapid business transformation, which involves substantial risks and may not be successful.

NewGenIvf’s recent and planned strategic initiatives represent a fundamental shift from our historical focus on fertility services to a highly diversified conglomerate with operations in real estate development, digital asset management, and mining. This transformation involves numerous risks, including our inability to manage multiple, unrelated business lines, the failure of these new ventures to generate expected revenues or profits, the diversion of management’s attention from our core operations, and significant unanticipated costs. Our lack of operating history in these new sectors makes it difficult to forecast future performance, and there can be no assurance that this diversification strategy will enhance shareholder value or that we will successfully execute this transformation.

NewGenIvf’s new strategic initiatives may place significant strain on the Company’s management, and operational resources.

The rapid expansion into multiple new and complex business areas will require significant management attention and financial resources. Our senior management has limited experience in the mining, large-scale real estate development, and digital asset tokenization industries. Our ability to manage this growth effectively, recruit and retain qualified personnel with the requisite expertise, and maintain a cohesive corporate culture across diverse business lines is unproven. Any failure to manage this growth could lead to operational inefficiencies, control failures, and a material adverse effect on our business and results of operations.

Our planned Solana strategy may not be successful and exposes us to various risks, including risks associated with the Solana network, SOL token and the blockchain sector.

On June 2, 2025, we announced plans to invest up to US$30 million in staking the digital asset SOL (the native token of the Solana network) and funding such investment using our existing credit facilities. We intend to systematically deploy our available capital to acquire SOL from time to time over a period of 18 months, as further described below. As of the date of this prospectus, we hold 10,000.23 SOL tokens and have not begun staking SOL.

“Staking SOL” refers to the process of delegating our acquired SOL tokens to independent validator nodes on the Solana network to participate in its proof-of-stake consensus mechanism. We are currently evaluating various validators with a view to establishing relationships for staking SOL. In return for this delegation, we earn staking rewards, which are distributed approximately every 2-3 days (each period known as an “epoch”). This strategy is intended to generate returns through (i) these staking rewards, currently yielding approximately 6.78% Annual Percentage Yield, and (ii) potential appreciation in the value of the SOL tokens we hold. Our primary costs include validator commissions (typically 0-10% of rewards), network transaction fees, custodial service fees, and, if credit facilities are used for funding, interest expense on such credit facilities.

We have structured our Solana strategy in phases:

●	Phase 1 (completed June-July 2025): We acquired an initial position of 6,703.99 SOL (approximately $1.24 million at acquisition) as an operational pilot.

●	Phase 2 (Q3 2025 – Q4 2026): We plan to systematically deploy the remaining capital (approximately $28.76 million) to acquire SOL using a dollar-cost averaging methodology to mitigate market timing risk. In addition, during this phase, we will evaluate various validators and establishing validator relationships to begin staking SOL. We intend to stake a majority of our SOL holdings.

●	Phase 3 (ongoing): we will actively manage our validator relationships and reward optimization.

As of the date of this filing, we hold 10,000.23 SOL tokens, with a total value of approximately $0.84 million and an unrealized loss of approximately $1.397 million. As we have not begun staking, we have not earned any staking rewards yet. However, our past performance is not indicative of future results, and we face numerous material risks that could prevent us from realizing our strategy or result in a complete or partial loss of our investment, including:

●	Price Volatility of SOL: SOL is a highly volatile cryptocurrency asset that has traded at a low of US$68,04 and a high of $253.38 per SOL in the 12 months preceding the date of this Form 20-F. The trading price of SOL has been highly volatile during prior periods, experiencing multiple previous significant decreases, and such declines may occur again in the future. A decline in the price of SOL could rapidly erase any staking rewards earned and result in a substantial loss of our principal capital.

●	Staking and Liquidity Risks: The Solana network imposes an “unbonding” period of several days when we wish to stop staking and liquidate our tokens. This lock-up period limits our ability to react to adverse market conditions, subjecting us to significant market timing risk and potential illiquidity during periods of volatility.

●	Operational and Validator Risks: Our ability to earn rewards is dependent on the performance and reliability of the third-party validators we delegate to. If a validator fails to perform its functions (e.g., through downtime or malicious activity), our share of staking rewards may be reduced or slashed (penalized). We bear costs for this service, typically validator commissions of 0-10% of rewards earned.

●	Custodial and Security Risks: All our SOL holdings are custodied with OSL Group Limited (“OSL”), a Hong Kong Stock Exchange listed company (0863.HK). We have opened a corporate account with OSL, and our custody arrangements are in accordance with OSL’s general terms and conditions. Under the general terms and conditions, OSL’s associated entity, OSL Custody Services Limited (“OCSL”), a wholly owned subsidiary of OSL with a trust or company service provider licence under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615 of the Laws of Hong Kong), holds our virtual assets on trust for us in a segregated omnibus account designated as a client or trust account established for the purpose of holding client assets. OCSL has the duty to convey the assets under trust to us as per our instructions, and is required to maintain records which identify our assets, While OSL is a qualified third-party custodian that provides segregated accounts and comprehensive cold storage insurance, the loss of private keys, a security breach, operational failure, or insolvency of the custodian could lead to a partial or total loss of our assets. In addition, although OSL provides institutional-grade proprietary insurance coverage of up to USD 1 billion, in compliance with Hong Kong Securities and Futures Commission requirements, this insurance coverage is shared by its other customers and could result in the coverage being insufficient to compensate us for our losses.

●	Regulatory Uncertainty: The regulatory landscape for digital assets and staking activities, particularly in the U.S., is evolving rapidly. New laws, regulations, or regulatory interpretations could deem our activities non-compliant, subject us to penalties, or force us to liquidate our position at a loss, potentially on short notice.

●	Lack of Experience: Our management team has limited experience in the digital asset and blockchain sector. Our inability to successfully navigate the complexities of this new and rapidly evolving industry could lead to operational errors, poor strategic decisions, and financial losses.

Our Solana digital asset staking strategy is subject to unique and substantial risks related to the Solana network’s technology, governance, and ecosystem, which could result in a complete or partial loss of our investment.

Our strategy is fundamentally dependent on the continuous and secure operation of the Solana blockchain. Solana is a high-throughput Layer 1 blockchain that utilizes a novel hybrid Proof-of-Stake and Proof-of-History consensus mechanism. While designed for performance, this architecture introduces specific risks, including:

●	Network Performance and Outages: The Solana network has a history of performance degradation and full outages due to high transaction volumes, spam attacks, and validator coordination failures. For example, the network experienced significant liveness disruptions in 2021 and 2022. Although upgrades have been implemented to address congestion, there can be no assurance that future issues will not occur. Any disruption, outage, or period of significant congestion could prevent us from staking, unstaking, or transacting our SOL, directly impairing our ability to execute our strategy and potentially eroding the value of our holdings.

●	Concentration and Reliance on Third-Party Software: The Solana validator set is relatively concentrated compared to other networks. Furthermore, a high percentage of validators rely on software provided by Jito Labs, a third party unaffiliated with Solana Labs. If Jito Labs were to discontinue support or if its software contained critical bugs, it could compromise network security and stability, increase the impact of spam transactions, and adversely affect the value of SOL.

●	Technological Obsolescence and Competition: The digital asset ecosystem is characterized by rapid innovation and intense competition. New protocols (e.g., Aptos, Sui, Ethereum Layer 2s like Base) or advancements, including the integration of artificial intelligence, may offer superior technology or attract developer activity away from Solana. If the Solana ecosystem fails to evolve, compete, or maintain its relevance, the utility and value of SOL could decline materially.

●	Lifecycle and Economic Mechanics of SOL: The value of SOL is influenced by its specific tokenomics:

○	Inflationary and Deflationary Pressures: New SOL is created through an inflationary protocol issuance, which began at 8% annually and decreases by 15% year-over-year to a terminal rate of 1.5%. Counteracting this is a deflationary mechanism where a portion of transaction fees is burned (permanently removed from circulation). The net effect on the SOL supply (inflationary or deflationary) depends on network usage and is uncertain.

○	Bonding and Unbonding Periods: Staking SOL involves a “warmup” period before rewards are earned and a “cooldown” or unbonding period of several days when unstaking. Typical bonding period requires one full epoch, and unbonding periods requires 2 to 4 days and one full epoch. During this unbonding period, assets are illiquid and earn no rewards. Furthermore, the protocol limits how much stake can unbond per epoch (approximately 25% of the active stake), which could create a queue and further delay access to our capital during a market downturn, exacerbating liquidity risk.

SOL is a relatively novel digital asset, and is subject to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect the Company’s financial position, operations and prospects.

SOL and other digital assets, as well as applications on blockchain networks such as Solana, are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets and blockchain-based applications is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of SOL or other digital assets, or the ability of blockchain-based applications to operate.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of SOL or the ability of individuals or institutions to own or transfer SOL and utilize blockchain-based applications on networks such as Solana. For example, the U.S. executive branch, the SEC, the European Union’s Markets in Crypto Assets Regulation, among others, have been active in recent years, and in the United Kingdom, the Financial Services and Markets Act 2023, or FSMA 2023, became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC, Commodity Futures Trading Commission (“CFTC”), or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and SOL specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of SOL and in turn adversely affect the market price of our common stock.

Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of SOL in particular, may also impact the price of SOL and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of the Solana network and SOL may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to SOL, institutional demand for SOL as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for SOL as a means of payment, and the availability and popularity of alternatives to SOL. Even if growth in SOL adoption occurs in the near or medium-term, there is no assurance that SOL and Solana network usage will continue to grow over the long term.

Because SOL have no physical existence beyond the record of transactions on the Solana blockchain, a variety of technical factors related to the Solana blockchain could also impact the price of SOL. For example, malicious attacks by validators, inadequate validation and staking rewards to incentivize validating of Solana transactions, hard “forks” of the Solana blockchain into multiple blockchains, difficulties with upgrades to the Solana network (such as the proposed Alpenglow consensus upgrade or integration of the Firedancer validator client) and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Solana blockchain and negatively affect the price of SOL. The liquidity of SOL may also be reduced and damage to the public perception of Solana may occur, if financial institutions were to deny or limit banking services to businesses that hold SOL, provide Solana-related services or accept SOL as payment, which could also decrease the price of SOL. Similarly, the open-source nature of the Solana blockchain means the contributors and developers of the Solana blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the Solana blockchain could adversely affect the Solana blockchain and negatively affect the price of SOL.

The liquidity of SOL may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for SOL and other digital assets.

A cyberattack or other malicious attack on the Solana blockchain could have a material impact on the value of SOL held by the Company.

Solana and other digital assets and the entities that provide services to participants in blockchain ecosystems have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of our digital assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodian who holds our digital assets;

●	harm to our reputation; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Solana ecosystem or in the use of the Solana network to conduct financial transactions, which could materially and adversely affect our financial condition and results of operations.

NewGenIvf’s tokenization advisory services exposes the Company to a novel, evolving and highly uncertain regulatory and operational landscape.

On October 20, 2025, NewGenIvf announced its engagement as the worldwide agent for the tokenization of the specific artwork assets owned by World Chinese Museum Co. Ltd. NewGenIvf’s agreements to tokenize assets such as art involve complex legal and regulatory challenges. The legal status of tokenized assets is uncertain in many jurisdictions, and they may be deemed securities, subjecting us and our clients to stringent securities laws. Our ability to execute these services is contingent upon obtaining necessary regulatory approvals from bodies such as the U.S. SEC and UAE regulators, which may not be granted. Furthermore, these initiatives are vulnerable to risks including technical failures of the underlying blockchain, cybersecurity breaches, market volatility in the digital asset space, and a lack of market acceptance for tokenized assets. If we are unable to navigate these risks, our tokenization business may not generate the anticipated commission revenue, and we could be subject to significant legal and financial liabilities.

NewGenIvf’s real estate development projects are subject to numerous risks that could prevent the Company from realizing the projected returns.

NewGenIvf’s real estate joint venture is concentrated in Ras Al Khaimah, UAE, and is dependent on the successful development, marketing, and sale of properties in the specific geographic region. The project is vulnerable to regional economic conditions, regulatory changes, and real estate market fluctuations specific to that emirate. The recent escalation of the Iran-Israel-US conflict has introduced significant immediate risk to the UAE’s property development business, primarily through a severe shock to investor confidence and a corresponding market correction. The direct military strikes on the UAE and explicit threats from Iran against its commercial infrastructure have shattered the perception of the country as a safe haven, triggering a swift and defensive reaction from the market. This is evidenced by a 20% plunge in the Dubai real estate index, which erased all gains for the year, and sharp declines in the share prices of major developers like Emaar and Aldar.  The projected net return of up to US$67 million is based on feasibility studies and assumptions, including specific sale prices per square foot and 100% sales efficiency, which may not materialize. These projects are susceptible to risks such as construction delays and cost overruns, fluctuations in the UAE real estate market, changes in regional economic and political conditions, regulatory changes, and reliance on third-party developers and partners. Our financial returns are contingent upon the joint venture’s success, and any failure to achieve the projected financial outcomes could have a material adverse effect on our business and financial condition. Furthermore, the Company’s current commitment is limited to a reservation deposit, as a definitive Sales and Purchase Agreement has yet to be executed. Thus, there is uncertainty over projected final project revenues.

The valuation of acquired assets, such as intellectual property, is complex and subjective, and may not be realized.

On February 28, 2025, the Company acquired the MicroSort® sperm-sorting technology, enhancing its capabilities in the fertility services market. The acquisition also resulted in a prior bargain purchase gain of $2.49 million based on an independent valuation report. On July 29, 2025, the Company acquired advanced cytometry intellectual property and equipment from Nodexus. An independent valuation by a “big-four” accounting firm received in October 2025 set a fair value of $17.9 million for the IP, resulting in a total bargain purchase gain of $19.16 million. This acquisition is central to the Company’s pivot towards a high-margin, technology-licensing business model. However, the gain from IP acquisition is based on estimates, appraisals, and technical reports. These valuations are subject to assumptions and methodologies that may prove to be inaccurate. The actual commercial value of the acquired IP is dependent on our ability to successfully license the technology and generate royalty streams. If the fair value of these assets declines or is not realized, we may be required to recognize impairment charges, which would negatively impact our financial results.

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

On October 8, 2024, the Company received a deficiency letter (“Bid Price Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that it is currently not in compliance with the closing bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Bid Price Deficiency Letter stated that, for the preceding 30 consecutive business days, the Company’s Class A Ordinary Shares did not meet the minimum closing bid price of $1 per share pursuant to the Minimum Bid Price Rule. The Company has an initial compliance period of 180 calendar days, or until April 7, 2025 to regain compliance with the Minimum Bid Price Rule. The Deficiency letter stated that if at any time the closing bid price of the Company’s Class A Ordinary Shares is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance with this requirement, as applicable. On February 11, 2025, the Company effected a 1-for-20 reverse stock split of its issued and unissued shares. The effect of the reverse stock split was to consolidate every 20 issued and unissued shares into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the Minimum Bid Price Rule. Since the First Reverse Stock Split, the Company has carried out 4 additional reverse stock splits on May 5, 2025, August 4, 2025, December 1, 2025, and January 26, 2026, in order to ensure that the Company remains compliant with the Minimum Bid Price Rule. If within one year of the Reverse Stock Splits, the Company’s Class A Ordinary Shares fall below $1.00 per share for 30 consecutive business days, Nasdaq may not provide us with an additional compliance period under its amended Listing Rule 5810(c)(3)(A)(iv) and our common stock could be delisted immediately.

On May 24, 2024, the Company received a MVLS Deficiency Letter from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Class A Shares did not meet the minimum MVLS Requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(A). In accordance with Nasdaq Rule 5810(c)(3)(C), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024, the Compliance Date, to regain compliance with the MVLS Requirement. If, at any time before the Compliance Date, the MVLS for the Class A Shares is at least $50,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVLS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting.

On May 24, 2024, the Company received a MVPHS Deficiency Letter from the Staff of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Company’s Class A Ordinary Shares did not meet the minimum $15,000,000 MVPHS Requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(C). In accordance with Nasdaq Rule 5810(c)(3)(D), the Company has until the Compliance Date to regain compliance with the MVPHS Requirement. If, at any time before the Compliance Date, the MVPHS for the Class A Shares is at least $15,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVPHS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market.

On November 21, 2024, the Company received a notice from the Staff of Nasdaq notifying the Company that its securities are subject to delisting due to the MVPHS Deficiency and MLVS Deficiency. The Company requested a hearing to appeal the delisting determination before the Nasdaq Hearings Panel (the “Panel”) on November 27, 2024. On November 29, 2024, the Company received a formal notice from Nasdaq that the Panel will consider its appeal at an oral hearing on January 28, 2025 (the “Hearing”). On February 19, 2025, the Company received written decision from the Panel, which granted an extension, allowing the Company additional time to regain compliance with the Nasdaq Stock Market’s (“Nasdaq” or the “Exchange”) continued listing requirements, subject to meeting specific compliance criteria within designated timeframes. On February 11, 2025, the Company carried out a 1-for-20 reverse stock split of its issued and unissued shares. The effect of the reverse stock split was to consolidate every 20 issued and unissued share into one share. On February 27, 2025, the Company received a notification letter from Nasdaq, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from February 11, 2025 to February 26, 2025, and the Company had regained compliance with the Minimum Bid Price Rule. In addition, on February 27, 2025, the Company received a confirmation from Nasdaq that its application to transfer its listing to the Nasdaq Capital Market had been approved and that the Company’s securities would be transferred to the Nasdaq Capital Market at the opening of business on February 28, 2025. On March 10, 2025, the Company received a confirmation letter from Nasdaq confirming that it has demonstrated compliance with all of Nasdaq’s listing requirements, as required in the Panel’s decision letter dated February 19, 2025.

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

NewGenIvf’s interim and annual results of operations, including the levels of NewGenIvf’s revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of NewGenIvf’s control, and period-to-period comparisons of NewGenIvf’s operating results may not be meaningful, especially given NewGenIvf’s limited operating history. Accordingly, the results for any one fiscal half year or any one fiscal year are not necessarily an indication of future performance. Fluctuations in interim and/or annual financial results may adversely affect the price of NewGenIvf’s ordinary shares. Factors that may cause fluctuations in NewGenIvf’s interim and annual financial results include:

●	NewGenIvf’s ability to attract new customers and maintain relationships with existing customers;

●	changes in NewGenIvf’s products and services offered and introduction of new services and products;

●	the amount and timing of operating expenses related to marketing and the maintenance and expansion of NewGenIvf’s business, operations and infrastructure;

●	changes in the market price of Solana;

●	changes in the market situation of the residential property in the United Arab Emirates;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

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

NewGenIvf’s Share Incentive Plan allows NewGenIvf to enhance its ability to attract and retain exceptionally qualified individuals and agents and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel and agents is often intense and NewGenIvf may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel and agents to fulfill NewGenIvf’s current or future needs. NewGenIvf believes that the granting of share-based awards is of significant importance to NewGenIvf’s ability to attract and retain agents, key personnel and employees, and NewGenIvf will continue to grant share-based awards in the future. In addition, NewGenIvf may, with the approval of its Compensation Committee and the Board, revise the terms of, and increase the size of, its share incentive plan, to ensure that it is able to attract and retain agents, key personnel and employees. On March 31, 2025, NewGenIvf’s Board approved certain amendments to its Share Incentive Plan, including the increase of the size of the share incentive plan to 20% of the outstanding shares of the Company from time to time, and on August 18, 2025, NewGenIvf’s Board approved the replenishment of its award pool to 20% of the outstanding shares of the Company as of August 18, 2025. As a result, NewGenIvf’s expenses associated with share-based compensation may increase, which may have an adverse effect on NewGenIvf’s results of operations. The amended share incentive plan is available as Exhibit 4.32.

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

NewGenIvf’s reporting currency is U.S. dollars. The functional currency of NewGenIvf and its subsidiaries include Hong Kong dollar (“HK$”), Thai baht (“THB”), and United States dollar (“USD”). Accordingly, fluctuations in the value of HK$, and THB relative to the USD could affect its results of operations due to translational remeasurements. As its international operations expand, an increasing portion of its revenue and operating expenses may be denominated in non- HK$, and THB currencies. Accordingly, NewGenIvf’s revenue and operating expenses will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. If NewGenIvf is not able to successfully hedge against the risks associated with currency fluctuations, NewGenIvf’s business, financial condition and results of operations could be materially adversely affected.

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

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote, while each Class B Ordinary Share is entitled to one hundred (100) votes with all Ordinary Shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Only Class A Ordinary Shares are listed and traded on NASDAQ, and we intend to maintain the dual-class voting structure. Mr. Wing Fung Alfred Siu and Ms. Hei Yue Tina Fong beneficially own all of the issued Class B Ordinary Shares. As of the date of this prospectus, these Class B Ordinary Shares constitute approximately 0.03% of our total issued and outstanding shares and 2.77% of the aggregate voting power of our total issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Substantially all of NewGenIvf’s assets and operations are located in U.S., United Arabs of Emirates, Thailand, Cambodia and Kyrgyzstan while Chinese clients contributing significant source of revenue and they are subject to economic, legal and regulatory uncertainties in such countries.

Substantially all of NewGenIvf’s operations and assets are based in Thailand, Cambodia and Kyrgyzstan. As a result, its businesses and operations are subject to the changing economic conditions prevailing from time to time in such countries. From 2022 to 2025, Thailand posted the weakest economic performance, with GDP growth averaging just 2.1% to 2.5% annually, constrained by high household debt and sluggish tourism, while Cambodia was the strongest grower with expansion accelerating from 5.1% to a projected 6.3% driven by garment exports and foreign investment. Kyrgyzstan experienced an externally-driven boom with 9.0% growth in 2023-2024 fueled by Russia sanctions re-exports, though this model is now fragile. However, this economic picture was dramatically upended in late 2025 by the outbreak of major armed conflict between Thailand and Cambodia. Beginning with clashes in July and escalating into full-scale warfare in December.

NewGenIvf also derives a substantial portion of its revenue from Chinese clients and as such, its maintenance of PRC-sourced revenues and access to new and existing clients from the PRC are also subject to the economic conditions of China. From 2022 to 2025, China’s economy transitioned to slower but stable growth, successfully meeting official targets of “around 5%” for three consecutive years. According to Focus Economics and GF Securities, real GDP expanded by 3.0% (2022), 5.2% (2023), 5.0% (2024), and 5.0% (2025), with Q4 2025 marking the weakest quarter since Q4 2022 at 4.5%. Domestic demand remained persistently weak due to a prolonged property sector downturn. A prolonged slow growth in the PRC economy generally could materially and adversely affect NewGenIvf’s results of operations.

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

NewGenIvf requires a significant amount of capital and resources for its operations and continued growth. NewGenIvf expects to make significant investments to fund operations, laboratory upgrades, new strategic investments in Solana and residential property development in United Arab Emirates, among other things, which may significantly increase NewGenIvf’s net cash used in operating activities. In addition, NewGenIvf will continue to invest in laboratory and facilities which are fundamental to NewGenIvf’s business operation and future growth. However, NewGenIvf cannot assure you that these investments will generate the optimal returns, if at all. To date, NewGenIvf has historically funded its cash requirements primarily through operational, capital contributions from its shareholders and short-term or long-term borrowings. If these resources are insufficient to satisfy NewGenIvf’s cash requirements, NewGenIvf may seek to raise funds through additional equity offering or debt financing or additional bank facilities. NewGenIvf’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions in Thailand, Cambodia, Kyrgyzstan and globally. If NewGenIvf cannot obtain sufficient capital on acceptable terms to meet its capital needs, NewGenIvf may not be able to execute its growth strategies, and NewGenIvf’s business, financial condition, and prospects may be materially and adversely affected.

NewGenIvf’s proposed Solana digital assets purchase arrangement with White Lion is novel and subject to extreme volatility and regulatory scrutiny.

On October 31, 2025, NewGenIvf announced its entry into a binding term sheet with White Lion Capital LLC to potentially receive up to 600,000 Solana tokens in exchange for shares of the Company. This is a novel financing structure that presents unique risks. The value of our compensation is directly tied to the price of SOL, which has been and is likely to continue to be highly volatile. A decline in the price of SOL could significantly reduce the capital we receive. Furthermore, the regulatory treatment of such a transaction is uncertain and could be challenged by the SEC or other regulators, potentially leading to restrictions, fines, or the invalidation of the agreement.

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

Only one of NewGenIvf’s directors or officers, namely Ms. Fong, Hei Yue Tina, is also a director of First Fertility PGS Center. NewGenIvf believes that if First Fertility PGS Center’s directors, including Ms. Fong, are found guilty of the above offence and subject to imprisonment, the resulting impact on NewGenIvf’s business, results of operations and financial conditions would be limited, as Ms. Fong has limited involvement in the day-to-day management of First Fertility PGS Center’s operations and Mr. Siu, Wing Fung Alfred and the other directors and officers of NewGenIvf and its subsidiaries would be able to keep operating the group’s and First Fertility PGS Center’s activities with limited disruptions. Further, a second clinic has been set up in a separate location which will mitigate the risk of interruptions to operations.

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

Our share purchase program may not be fully implemented and may not enhance shareholder value.

On November 10, 2025, the Company announced a share repurchase program (“Share Repurchase Program”) under which the Company may repurchase up to US$2 million of its outstanding Class A ordinary shares over the next 24 months. The Share Repurchase Program authorizes the Company to repurchase its shares from time to time through open market purchases, in privately negotiated transactions, or by other means in accordance with applicable securities laws. The timing and actual number of shares repurchased will depend on a variety of factors, including stock price, trading volume, general business and market conditions, and the requirements under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The repurchase program will be funded using the Company’s existing cash reserves. The execution of this program is discretionary and subject to market conditions, regulatory requirements, and our cash flow needs. We may suspend or terminate the program at any time. There is no guarantee that the program will be fully consummated or that it will lead to an increase in the trading price of our Class A Ordinary Shares. The use of cash for repurchases will also reduce the capital available for other corporate purposes, including funding our new strategic initiatives.

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

NewGenIvf relies on the physicians and other medical professionals of the assisted reproductive medical facilities in its network to make proper clinical decisions regarding the diagnosis and treatment of clients. However, NewGenIvf does not have full and direct control over every step of clinical activities undertaken at each of the medical facilities. In addition, physicians and medical professionals outside NewGenIvf’s network may introduce patients to NewGenIvf and conduct medical treatments and/or procedures for such patients in NewGenIvf’s facilities. NewGenIvf enters into independent contractor agreements with such physicians and medical professionals and treats such patients as NewGenIvf’s own patients. As such, NewGenIvf will have to bear any liabilities arising from their medical treatments and/or procedures conducted in NewGenIvf’s facilities. Any incorrect clinical decision or malpractice on the part of physicians and other medical professionals (including those from outside of its network), or any failure by the medical facilities in its network to properly manage their clinical activities may result in unsatisfactory treatment outcomes, patient injury or even death, which could lead to disputes with patients and/or their families or the medical professionals, including those from outside its network. In its experience, moreover, clients of fertility treatments tend to be more demanding on the medical services received. In addition, the relevant laws governing medical disputes and claims grant claimant liberal rights in bringing claims against physicians and other medical professionals practicing in the jurisdiction. As a result, the medical facilities in its network may be subject to medical disputes and claims arising under relevant laws, from time to time, which could generate substantial damages imposed on such facilities if not covered by professional liability insurance. Any dispute with its patients and/or their families or the medical professionals, including those from outside its network, or any legal proceeding involving the physicians of the medical facilities or medical professionals, including those from outside its network, regardless of its merit or eventual outcome, could result in significant legal costs and reputational damage to the medical facilities and materially and adversely affect the business, financial condition and results of operations of the medical facilities in its network, and further affect its business, financial condition and results of operations.

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

NewGenIvf is dependent on a single joint venture partner for our real estate development project in the UAE and are subject to the legal, regulatory, and economic risks of operating in a new jurisdiction.

Our real estate development project in Ras Al Khaimah, UAE, is conducted through a joint venture with BNW Real Estate Development LLC (“BNW”), on whom we are heavily reliant for the financing, construction, management, and marketing of the project. Any failure by BNW to fulfill its obligations, including covering construction costs and achieving sales targets, could jeopardize the project’s success and our anticipated returns. Furthermore, our lack of an established operating history in the UAE makes us vulnerable to unforeseen complexities in the local legal, regulatory, and business environment. This includes potential challenges in navigating local property laws, tax regulations, and commercial practices, as well as exposure to regional geopolitical tensions or economic downturns that could specifically impact the Emirate of Ras Al Khaimah. Disagreements with our joint venture partner, or the termination of our relationship, could result in disputes, delays, financial losses, and a complete failure to realize the projected US$67 million in net returns, which would have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Government Regulation

NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Any lack of requisite approvals, licenses, or permits applicable to NewGenIvf’s business may have a material and adverse impact on NewGenIvf’s business, financial condition, and results of operations.

The operations of NewGenIvf are subject to various laws, rules and regulations at the national, regional and local levels in Thailand, Cambodia, Kyrgyzstan, Hong Kong, United Arab Emirates, United States of America and other applicable jurisdictions. Such laws and regulations mainly relate to (i) the licensing of local and foreign medical professionals, nursing professionals, medical technology professionals, pharmaceutical professions and other applicable licensing; (ii) the licensing, registration, and accreditation of medical facilities, laboratories, including but not limited to the licensing, registration, and accreditation of persons performing related activities; (iii) the privacy and security of confidential patient medical records; (iv) the corporate practice of medicine; (v) healthcare fraud and abuse laws; (vi) the donation and transplantation of human cells, tissues and organs; (vii) potential prohibition on surrogacy or providing intermediary assistance in surrogacy; and (viii) licensing and approval of the accommodation provided as parts of the services.

NewGenIvf has attempted to structure its operations to comply with laws, regulations and other requirements applicable to it directly and to its clients and vendors, but there can be no assurance that its operations will not be challenged or impacted by regulatory authorities or enforcement initiatives, or that the relevant authorities in each jurisdiction could impose higher standards or requirements, which NewGenIvf may have difficulty to adhere to, e.g. Medical Facilities Act B.E. 2541 (1998) and Protection of a Child Born by Medically Assisted Reproductive Technology Act B.E. 2558 (2015) for Thailand jurisdiction, Law on Reproduction Rights and on Guarantees of Their Realization of July 4, 2015 No. 148, Law on status of medical worker of May 28, 2013 No. 81 and Temporary Regulation on Procedure of Licensing Private Medical Activity approved by the resolution of government of April 4, 2017 No. 203 for Kyrgyz Republic. NewGenIvf in the future may become involved in governmental investigations, audits, reviews and assessments. Any determination by a court or agency that NewGenIvf’s solutions or services violate, or cause its clients to violate, applicable laws, regulations or other requirements could subject it or its clients to civil, criminal, or administrative penalties. Such a determination also could require it to change or terminate portions of its business, disqualify it from serving clients that do business with government entities, or cause it to refund some or all of its service fees or otherwise compensate its clients. In addition, failure to satisfy laws, regulations or other requirements could adversely affect demand for its solutions and could force it to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory and other authorities or parties could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity, and injury to its reputation and could adversely affect its ability to retain and attract clients. If NewGenIvf fails to comply with applicable laws, regulations and other requirements, its business, financial condition and results of operations could be adversely affected. Such non-compliance could also require significant investment to address and may prove costly. There are several additional state statutes, regulations, guidance and contractual provisions related to or impacting the healthcare industry that may apply to its business activities directly or indirectly, including, but not limited to:

●	Licensing and Licensed Personnel. Many countries have licensure or registration requirements for entities acting as a medical services provider. The scope of these laws differs from country to country, and the application of such laws to the activities of fertility treatment is often unclear. Given the nature and scope of the solutions and services that NewGenIvf provides, it is required to maintain the License to Operate Medical Facility Business (Sor.Por.7), the License to Manage Medical Facility Business (Sor.Por.19), License to Certify the Standard of Service relating to Medically Assisted Reproductive Technology (KorThorPhor.9), and personnel licenses, i.e., license of medical professionals, nursing professionals, medical technology professionals, pharmaceutical professions and other applicable licenses in Thailand, Approval on Opening of Medical Clinic, Approval on Opening of Pharmacy and relevant approvals to conduct IVF, embryo implant and/or transfer activities issued by the Ministry of Health of Cambodia (“Cambodia MOH”) in Cambodia and licenses to carry out private medical activities (including diagnostics and treatment gynecological diseases, supervision of pregnant women before childbirth, IVF in outpatient and day hospital conditions (for four (4) beds)) in Kyrgyzstan, respectively, and to ensure that such licenses and registrations are in good standing on an annual basis. NewGenIvf is licensed, has licensure applications pending before appropriate regulatory bodies, is exempt from licensure or registration, or is otherwise authorized under such laws in those countries in which it provides its services. These licenses require it to comply with the rules and regulations of the governmental bodies that issued such licenses. NewGenIvf’s failure to comply with such rules and regulations could result in criminal and/ or administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact its business. First Fertility PGS had provided arrangements of accommodation without additional charges for its patients without a tourism license in Thailand, all of which was subsequently ceased in early 2023. Pursuant to the Tourism Business and Guide Act 2551 (2008) of Thailand, a maximum fine of THB500,000 may be imposed on First Fertility PGS as a result of the above activity without a tourism license in Thailand. NewGenIvf is unable to predict, however, how its services may be viewed by regulators over time, how these laws and regulations will be interpreted, or the full extent of their applicable. If a regulatory authority in any country determines that the nature of its business requires that NewGenIvf be licensed under applicable laws, it may need to restructure its business or it may need to comply with any related requirements, such as obtaining relevant license, paying additional regulatory fees and/or penalties for previous non-compliance with relevant licensing requirements, which could adversely affect its results of operation. Additionally, in extreme case, NewGenIvf may need to cease operations until it is able to obtain appropriate licensure, which may adversely affect its revenue for a period of time that it cannot estimate.

●	Patients’ Right Protection. Patients’ Right Protection has been significantly reshaped by recent legal developments across Thailand, Cambodia, and Kyrgyzstan, creating an increasingly complex and litigious environment that materially elevates NewGenIvf’s exposure to malpractice claims, regulatory penalties, and reputational harm. In Thailand, a landmark 2025 ruling by the Official Information Board’s Appeal Committee has procedurally strengthened claimants’ ability to pursue medical negligence litigation by confirming that authorized heirs and representatives are entitled to access deceased patients’ medical records for tort lawsuits, explicitly holding that such requests do not constitute impermissible access to “another person’s health information” under Section 7 of the National Health Act B.E. 2550 (2007) and thereby removing a previously available privacy-based defense for healthcare providers. Concurrently, Thailand’s Personal Data Protection Act (PDPA) enforcement has intensified dramatically, with the Personal Data Protection Committee imposing administrative fines totaling approximately 21.5 million baht in August 2025 alone—including a landmark 1.21 million baht penalty against a private hospital following a catastrophic breach wherein over 1,000 patient records were leaked and repurposed as food wrappers by an unsupervised disposal contractor—and the April 2025 clarification of administrative fine procedures now exposes healthcare providers to direct monetary sanctions for data protection failures independent of any underlying malpractice claim. In Cambodia, there are no amendments to the core patients’ rights instruments (Civil Code, Law on Donation and Transplantation 2016, Sub-Decree No. 61 on Medical Ethics 2003), the National Assembly is actively debating a December 2025 draft Resolution on breakthrough healthcare policies for 2026-2035 that, although primarily focused on state sector capacity, signals an elevated policy focus on “improving medical ethics” and “patient satisfaction” that may presage future regulatory tightening. In Kyrgyzstan, a November 2025 Presidential Decree (No. 331) introduces a year-long approbation regime granting managerial and financial autonomy to select state healthcare organizations, while an October 2025 law mandating a five-year public sector service requirement before medical professionals may enter private practice directly restricts the labor market for private providers and may heighten patient expectations regarding service quality standards. Collectively, these developments—Thailand’s pro-disclosure precedent and aggressive data protection enforcement, Cambodia’s embryonic policy shift toward enhanced patient protections, and Kyrgyzstan’s structural healthcare reforms constraining private practice—compound the inherent risks of adverse outcomes in complex medical treatment, exposing NewGenIvf to increased litigation frequency, substantial regulatory fines, and cascading reputational damage across its entire operational footprint.

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

●	Fraud and Abuse Laws. NewGenIvf’s operations in Thailand, Cambodia, and Kyrgyzstan are exposed to a complex web of anti-corruption and fraud laws. While our services are not directly reimbursed by government healthcare programs—which often serve as the primary trigger for such laws—we are still subject to general anti-corruption statutes, including the Organic Act on Anti-Corruption B.E. 2561 (2018) (as amended) and the Penal Code of Thailand; the Criminal Code of Cambodia; and the Criminal Code and the Law on the Prevention of Corruption of the Kyrgyz Republic.These laws are often broad and vague, and judicial interpretations can be inconsistent. Recent legislative changes have heightened the risk profile. For instance, Thailand’s Organic Act on Anti-Corruption (No. 2) B.E. 2568 (2025) now provides formal immunity and state protection to whistleblowers, increasing the likelihood that alleged misconduct could be reported to authorities. Similarly, recent amendments in Kyrgyzstan (Law No. 209, effective January 2025) have eliminated the option of fines for corruption offenses, mandating imprisonment and lifetime bans from public office for convicted individuals. Although NewGenIvf might engage regulatory experts to review practices in an effort to comply with all applicable laws, NewGenIvf cannot predict how these laws or their judicial interpretations will evolve. If a regulatory authority determines that NewGenIvf’s activities—or those of NewGenIvf’s clients, vendors, or partners—violate any of these laws, NewGenIvf could face severe civil or criminal penalties and might be required to enter into corporate integrity agreements or similar undertakings, incurring substantial ongoing compliance costs. Such a determination could also disqualify NewGenIvf from providing services to clients, resulting in a material adverse effect on its business, financial condition, and results of operations. Furthermore, even an unsuccessful challenge or investigation by a regulatory authority could result in significant adverse publicity, damage our reputation, and require us to incur substantial costs in responding to such actions.

●	Consumer Protection Laws. Consumer protection laws are being applied increasingly by the Office of the Consumer Protection Board in Thailand and by the Cambodia Ministry of Health to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and, in Cambodia, by the Consumer Protection Competition and Fraud Repression Directorate-General, to regulate the presentation of website content. Courts may also adopt the standards for fair information practices, which concern consumer notice, choice, security and access.

●	Restrictions on Communication. Communications with NewGenIvf’s clients increasingly may be subject to and restricted by laws and regulations governing communications via telephone, fax, text, and email. NewGenIvf also uses email and social media platforms as marketing tools. For example, NewGenIvf maintains social media accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by it, its employees or third parties acting at its direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact its business, financial condition and results of operations or subject it to fines or other penalties.

●	Advertisement Laws. NewGenIvf’s advertisement and announcements, in particular, the messages releasing on the Internet related to medical facilities may subject to the laws and regulations of relevant jurisdictions (and potential prohibition in Cambodia on commercial advertisement of private medical services).

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

Advertising or offering of gender selection services in certain jurisdictions in which NewGenIvf operates could expose the Company and its directors and executive officers to significant legal and regulatory risks, including potential penalties.

The marketing or provision of gender selection services in certain jurisdictions in which we operate is subject to stringent legal restrictions. In particular, in Hong Kong, under the Human Reproductive Technology Ordinance (Cap. 561 of the Laws of Hong Kong) (“HRTO”), gender selection for non-medical purposes is prohibited. Violation of these provisions may result in criminal liability. Any person found guilty of advertising or offering gender selection services in Hong Kong may, on a first conviction, face a fine of up to HKD 25,000 and imprisonment for up to 6 months. If we, our representatives, or our sub-contractors inadvertently violate, or are alleged to violate, these laws, we could face significant financial penalties, reputational harm, and potential legal proceedings. Even if we do not directly market our gender selection services in Hong Kong, promotional activities conducted by third parties, affiliates, or other associates on our behalf could also expose us to liability under these laws.

On April 25, 2025, Wing Fung Alfred Siu and Hei Yue Tina Fong, and other individuals, were arrested in Hong Kong for allegedly violating certain sections of the HRTO which prohibit using reproductive technologies for sex selection, advertising sex selection services, commercial surrogacy arrangements, and advertising surrogacy arrangements. All persons were released on a bail amount of HKD 3,000 ($390). No further action has been taken by prosecutors against arrested persons, except as detailed below with respect to Wing Fung Alfred Siu. Under section 26 of the Magistrates Ordinance (Cap. 22 of the Laws of Hong Kong), in any case of an offence, other than an indictable offence, charges must be laid within 6 months from the time when the matter arose.  As the alleged violations of the HRTO are triable summarily only, and charges were not laid within 6 months of the arrest, the statutory limitation period for instituting proceedings for the alleged offences has lapsed.

On October 26, 2025, Wing Fung Alfred Siu was served a summons for allegedly violating section 17(2) of the HRTO which prohibits commercial surrogacy arrangements and advertising surrogacy arrangements in his capacity as director of Harcourt Limited. Harcourt Limited is a Hong Kong company that is not part of NIVF. On November 18, 2025, Wing Fung Alfred Siu was further granted bail on a bail amount of HKD 10,000 ($1,285). If convicted with an offence, he could face a fine of up to HKD 25,000 (approximately $3,200), and imprisonment for up to 6 months. Although we do not expect custodial sentences for him, any custodial sentence given could materially impact our business, financial condition, or results of operations. In addition, although under BVI law, such minor first-time offenses would not automatically disqualify any directors or executives from continuing to act in such positions, any director or executive officer found guilty of such offenses could cause reputational harm to the Company. As we do not advertise or promote surrogacy arrangement or gender selection service in Hong Kong, and all such marketing activities are carried out outside of Hong Kong or by agents outside of Hong Kong, we have not been, nor do we expect to be, materially impacted by any such increased enforcement of the HRTO. Moreover, we do not expect any material impact on our ability to generate revenue from Chinese clients, as our PRC-sourced revenues derived from clients in mainland China and Hong Kong are generated through referrals from PRC agents, with payments being made by the clients directly to the local clinics. However, if the regulatory authorities in Hong Kong deem our determination inconsistent from the HRTO, we may face increased scrutiny or enforcement actions by the Hong Kong authorities, which could result in adverse publicity, increase compliance cost, and significant disruption of our business operations in the region.

Additionally, increased scrutiny or enforcement actions by regulatory authorities in other jurisdictions in which we operate could result in adverse publicity, increased compliance costs, and significant disruption of our business operations. As a result, any failure to comply with applicable laws and regulations related to gender selection services could have a material adverse effect on our business, financial condition, and results of operations.

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

NewGenIvf’s digital strategy is subject to financial, operational and regulatory risks on investing Solana.

Acquiring Solana (SOL) exposes the company to financial, operational, and regulatory risks, including extreme price volatility, potential technological failures (such as network outages or security exploits), uncertain and evolving global regulations that may classify SOL as a security or restrict its use, counterparty risks if held through exchanges or custodians, liquidity constraints during market stress, and the inherent challenges of securely managing digital assets, any of which could result in substantial or total loss of the investment.

NewGenIvf’s investment in residential market of United Arab Emirates is exposed to significant market risks.

Operating a residential property development business in the United Arab Emirates carries significant risks, primarily driven by market volatility and potential oversupply, particularly in the area of Ras Al Khaimah’s Beach District. Property values and rental yields are highly sensitive to fluctuations in oil prices, global economic conditions, and regional geopolitics, leading to sharp boom-bust cycles. Intense competition from new developments can rapidly saturate specific submarkets, driving down rents and occupancy rates, while regulatory changes (such as adjustments to rental increase caps, visa rules, or ownership laws) can unexpectedly impact profitability and operational models. Furthermore, reliance on expatriate tenants creates vulnerability to shifts in population demographics, employment trends, and government policies affecting residency, alongside inherent operational challenges including management costs, tenant defaults, and maintaining asset quality in a competitive environment.

NewGenIvf’s businesses and investment is exposed to economic and political risks of the recent US-Isreal-Iran conflict

The recent escalation of the US-Israel-Iran conflict poses a significant threat to the global economy, primarily through the disruption of oil supplies, with cascading effects on the real estate sector in the UAE and a broad economic downturn across Asia, including Hong Kong and China. As the conflict intensifies around the Strait of Hormuz—through which nearly 20% of the world’s oil passes—global oil prices have surged past $100 per barrel, raising fears of an extended energy crisis. This volatility directly undermines the UAE’s real estate market. Across Asia, the shock is equally severe, as most economies are net energy importers. The sustained high oil prices are fueling inflationary pressures, weakening currencies, and depressing stock markets, with Japan’s Nikkei and China’s Shanghai Composite both experiencing declines. As a result, the Company’s fertility business in Asia might also face downturn pressure due to the slowing down of the China and Hong Kong economy and the increasing costs of the company clinics in Thailand, Cambodia and Kyrgyzstan.

For more information about our SEC filings, please see “Where You Can Find More Information” and “Incorporation by Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products and services;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to maintain or protect the validity of our intellectual property and know-how;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our services and products;

●	our expectations regarding our tax classifications; and

●	interpretations of current laws and the passages of future laws.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

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

With a focus on providing fertility treatments to fulfil the dreams of building families, NewGenIvf mainly offers two services, namely: (i) in vitro fertilization (“IVF”) treatment service, comprising traditional IVF and egg donation; and (ii) fertility referral services. Currently, we have three clinics: one clinic in Thailand, one clinic in Cambodia, and one clinic in Kyrgyzstan.

●	IVF treatment service: For the period ended December 31, 2025 and the year ended December 31, 2024, we generated approximately 82.6% and 100% respectively of our revenue from IVF treatments. We primarily provide our clients with conventional IVF/intracytoplasmic sperm injection (“ICSI”) and embryo transfer services. As technology has progressively advanced, we have been able to, through technologies and facilities provided by MicroSort technology, help fulfill the family-balancing dreams of its clients and avoiding certain gender-related hereditary diseases. IVF treatment involves the performance of a series of medical treatment and procedures that are not separately distinct and only brings benefits to clients when embryo is successfully implanted, therefore revenue from IVF treatment is recognized at a point in time when it is completed in clinic. The completion of this treatment is evidenced by a written IVF report indicating successful embryo implantation.

●	Fertility referral services: We also generate revenue from fertility referral services in Kyrgyzstan. For the period ended December 31, 2025 and the year ended December 31, 2024, we generated approximately 17.4% and Nil %, of our revenue from fertility referral services. For customers who were interested in surrogacy services in Kyrgyzstan, we referred the customers to our agents and the surrogacy mother services were provided by our agents independently while we received the referral commission from our agents. We believe that this arrangement enabled us to avoid the risk of surrogacy business while we could enjoy the referral income.

For the years ended December 31, 2024 and 2025, NewGenIvf’s revenue was US$5,433,375 and US$4,726,433, and its net income/(loss) was US$(474,101) and US$8,763,979, respectively.

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

NewGenIvf’s comprehensive fertility treatment offerings in Thailand, Cambodia, and Kyrgyzstan, primarily including IVF, egg donation (in Cambodia) and surrogacy referral services (in Kyrgyzstan), make it convenient for clients in Asia-Pacific market to have access to various fertility services but with a relatively low cost, as compared with the US market. Meanwhile, the average cost per IVF cycle by NewGenIvf is around US$7,000 (excluding medication). Each of NewGenIvf’s clinics in Thailand, Cambodia, and Kyrgyzstan has its own specialty, and together, NewGenIvf is able to provide more flexibility and options to its patients. For example, NewGenIvf’s Thailand clinic focuses on IVF and related ancillary services including HIV sperm washing, egg freezing, and chromosome screening. The clinic in Cambodia specializes in providing both IVF services and egg donation services. NewGenIvf refers clients to independent agents for surrogacy services which are legal in Kyrgyzstan.

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

Built on years of experience, NewGenIvf has established a strong reputation in its industry, which in turn attracted potential business partners to approach NewGenIvf to negotiate cooperations and referrals. Over the years, NewGenIvf sends representatives to medical expos mostly held in the PRC to approach potential business partners and establish new partnerships by entering into agency agreements with each agent. Agents typically market and promote NewGenIvf’s services by word-to-mouth referrals and other measures and NewGenIvf pays the agents commission upon the completion of client’s treatment. Normally, agents provide potential clients’ contact information to the sales team of NewGenIvf, who then approach potential clients and provide consultation on services. With its partnerships in various countries, NewGenIvf believes it is able to better benefit from the growing market opportunities.

Exclusively Owned and Licensed Technology for Family Planning and Access to Mature Fertility Technologies

NewGenIvf believes that its licenses and/or access to mature technologies contribute to its ability to identify and tailor ARS services to individual patient’s needs. These technologies include:

●	MicroSort Technology: NewGenIvf acquired the MicroSort Business from Genetics & IVF Institute, Inc. (“GIVF”) pursuant to a Purchase Agreement dated January 21, 2025 between NewGenIvf and GIVF (“Purchase Agreement”). As such NewGenIvf exclusively owns the MicroSort Technology. Prior to the closing of the MicroSort Acquisition, NewGenIvf held an exclusive license granted by a division of the Genetics & IVF Institute, Inc. to use MicroSort technology in Thailand and Cambodia. MicroSort technology is a form of pre-conception gender selection technology for humans. MicroSort technology aims to separate male sperm cells based on which gender chromosome they contain, which results in separated semen samples that contain a higher percentage of sperm cells that carry the same gender chromosome. The technology ultimately helps couples choose the gender of their future child by choosing semen samples that predominately contain sperm with the X chromosome for a female or Y chromosome for a male. Traditionally and naturally, gender selection occurs after conception, meaning after the eggs are fertilized. As a result, some fertilized eggs will go unused. However, with MicroSort technology, NewGenIvf is able to increase the ratio of male or female embryos, based on the patient’s preference. Eggs are more likely to be fertilized according to the preferences of the parents. Other improvements that MicroSort treatment could help achieve include prevention of certain gender-related hereditary diseases.

●	Preimplantation Genetic Screening (“PGS”): PGS is used in parallel with an IVF treatment cycle. PGS is the practice of determining the presence of aneuploidy (either too many or too few chromosomes) in a developing embryo. PGS improves success rates of in vitro fertilization by ensuring the transfer of euploid embryos that have a higher chance of implantation and resulting in a live birth. PGS has improved clinical outcomes for NewGenIvf by achieving a higher implantation rate of 70.9% and reducing miscarriage rates by 26.6%.

●	Next-Generation Sequencing (“NGS”): NGS is a high-throughput technology for determining the sequence of deoxyribonucleic acid (“DNA”) or ribonucleic acid (“RNA”) to study genetic variation associated with diseases or other biological phenomena. NGS determines the sequence of a sample all at once by using parallel sequencing. Traditional Sanger sequencing determines the sequence of a sample one section at a time. Sequencing thousands of gene fragments simultaneously with NGS reduces time and cost associated with sequencing and increases the coverage quality and data output.

●	Preimplantation Genetic Diagnosis (“PGD”): Similar to PGS, PGD is also used in parallel with an IVF treatment cycle. But PGD is a process more enhanced than PGS since it scans for individual genes. PGD is the practice of evaluating embryos for specific genetic abnormalities, such as sickle cell disease or cystic fibrosis, where carrier status has been documented in each of the parents. By using this technique, physicians are able to check the genes or chromosomes for a specific genetic condition. PGD can decrease the risk of miscarriage and this technology can help women better achieve a healthy pregnancy. Individuals who suspect or know they carry genes for serious medical conditions may opt to screen for healthy embryos ahead of time.

●	Nodexus Technology: During 2025, NewGenIvf acquired patents and machines from Nodexus Inc, which is a biotechnology company revolutionizing live cell analysis and isolation through its advanced microfluidic technology. The company’s flagship NX One platform is an automated, benchtop system designed to make high-precision cell sorting more accessible and affordable for a wide range of laboratories, from academic institutions to biopharma firms. Unlike traditional, high-pressure sorters that can damage fragile cells, Nodexus utilizes a proprietary technology that operates at incredibly low pressures (under 1 psi), ensuring high cell viability during the sorting process. The system employs single-use, closed cartridges that maintain sterility, prevent cross-contamination, and support the sorting of diverse particle types, from small yeast cells and nuclei to large, delicate organoids up to 200 micrometers in size. This versatile and gentle approach has critical applications in cutting-edge research areas, including CRISPR gene editing, stem cell therapy development, cancer biology, and single-cell genomics. This technology can facilitate the gender selection as well as avoiding genetic diseases in the IVF treatment.

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

On February 28, 2025, NewGenIvf completed its acquisition of the MicroSort technology from Genetics & IVF Institute, Inc. (“GIVF”). Pursuant to a Purchase Agreement dated January 21, 2025 between NewGenIvf and GIVF (“Purchase Agreement”), NewGenIvf purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort technology (as described below from GIVF for a cash consideration of $750,000 and a share consideration of 125,000 Class A Ordinary Shares (equivalent to 42 Class A Ordinary Shares post Sixth Reverse Stock Split) (“MicroSort Acquisition”).

On July 24, 2025, NewGenIvf signed a Purchase Agreement to acquire certain tangible assets, company domain and six patents from Nodexus Inc. The technology associated with the patents is related to cell sorting to be performed via a device called NX One and could be applied in different fields including In Vitro Fertilization. The Patents would allow NewGenIvf to penetrate the IVF market in the United States by leasing the NX One to clinics that provide IVF treatments in the United States. The clinics would utilize the NX One to perform gender selection services and detect potential genetic diseases during the IVF process and charge a service fee from customers.

Business Model

With a focus on providing fertility treatments to fulfil couples and individuals’ dreams of raising children, NewGenIvf offers mainly two services, namely: (i) IVF treatment service, comprising traditional IVF and egg donation; and (ii) fertility referral services. The following table sets forth NewGenIvf’s revenue by service offerings and as a percentage of total revenue for the periods indicated:

	For the Year ended December 31,
	2024		2025
	US$	%	US$	%
IVF Treatment Service	5,433,375	100.0	3,905,863	82.6
Fertility Referral Services	—	—	820,570	17.4
Total Revenue	5,433,375	100.0	4,726,433	100.0

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

For the years ended December 31, 2024 and 2025, the revenue from NewGenIvf’s IVF treatments was US$5,433,375 and US$3,905,863, respectively, representing 100% and 82.6% of its total revenue in the corresponding periods.

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

The flow chart below shows the process involved in MicroSort:

Nodexus Technology

During 2025, NewGenIvf acquired patents and machines from Nodexus Inc, which is a biotechnology company revolutionizing live cell analysis and isolation through its advanced microfluidic technology. The company’s flagship NX One platform is an automated, benchtop system designed to make high-precision cell sorting more accessible and affordable for a wide range of laboratories, from academic institutions to biopharma firms. Unlike traditional, high-pressure sorters that can damage fragile cells, Nodexus utilizes a proprietary technology that operates at incredibly low pressures (under 1 psi), ensuring high cell viability during the sorting process. The system employs single-use, closed cartridges that maintain sterility, prevent cross-contamination, and support the sorting of diverse particle types, from small yeast cells and nuclei to large, delicate organoids up to 200 micrometers in size. This versatile and gentle approach has critical applications in cutting-edge research areas, including CRISPR gene editing, stem cell therapy development, cancer biology, and single-cell genomics. This technology can facilitate the gender selection as well as avoiding genetic diseases in the IVF treatment.

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

Fertility Referral Services

NewGenIvf also generated revenue from fertility referral services in Kyrgyzstan. For the period ended December 31, 2025 and the year ended December 31, 2024, we generated approximately 17.4% and Nil %, of our revenue from fertility referral services. For customers who were interested in surrogacy services in Kyrgyzstan, we referred the customers to our agents and the surrogacy mother services were provided by our agents independently while we received the referral commission from our agents. We believe that this arrangement enabled us to avoid the risk of surrogacy business while we could enjoy the referral income.

Network of Facilities

As of December 31, 2025, NewGenIvf had one accounting and general administrative support office located in Hong Kong and four clinics located in Thailand, in Cambodia, and in Kyrgyzstan, respectively. In the United States, we have not had office yet but acquired MicroSort Lab Services LLC from Genetic IVF Institute during 2025. The integration of the medical facilities in Thailand help NewGenIvf provide a more seamless one-stop experience to its clients. Set out below is an illustration of the locations of NewGenIvf’s clinics and accounting/general administrative office:

The following table sets forth the approximate aggregate average gross floor area (“G.F.A.”) of each of NewGenIvf’s clinics that were under lease and actively used for client service as of December 31, 2025:

As of December 31, 2025
(Square Feet)
Thailand
First Fertility PGS Center Co., Ltd. – PS Tower (“First Fertility PGS Center”)	14,750

First Fertility PGS Center Co., Ltd – Erawan Hotel (“First Fertility PGS Center”)	2,615

Cambodia
First Fertility Phnom Penh Center (“Phnom Penh Center”)	18,567

Kyrgyzstan
Bi Clinic Limited Liability Company (“Bi Clinic”)	2,164

Aggregate G.F.A	38,096

Currently, IVF treatments are performed in its Thailand and Cambodia clinics, egg donation services are provided in its Cambodia clinic, and fertility referral services are provided in its Kyrgyzstan clinic. The following table summarises the services available at NewGenIvf’s clinics:

	IVF Treatments	Fertility Referral Services
Thailand
First Fertility PGS Center	√	×

Cambodia
Phnom Penh Center	√	×

Kyrgyzstan
Bi Clinic	√	√

√	—	Yes

×	—	No

The following table sets forth a breakdown of revenue from services performed at NewGenIvf’s medical centers for the periods indicated:

	For the Year ended December 31,
	2024		2025
	US$	%	US$	%
HK SAR	-	-	-	-
Thailand	2,175,253	40.0	1,691,862	43.3
Cambodia	601,526	11.1	676,743	17.4
Kyrgyzstan	2,656,596	48.9	1,491,778	38.2
Other third party clinics	-	-	45,480	1.1
Total Revenue	5,433,375	100.0	3,905,863	100.0

Thailand Clinic

As of December 31, 2025, NewGenIvf had two clinics in Thailand. At the clinic in Thailand, NewGenIvf offers its clients customized fertility treatment solutions including IVF/ICSI, embryo culture, hormonal blood tests, infectious diseases tests, chromosome screening by PGT, hysteroscopy, sperm analysis, sorting, washing and freezing, and egg freezing. Its medical and operational personnel are organized into specialized teams according to the different stages of the IVF treatment process and different patient profiles. When clients are admitted, they are assigned to a team which NewGenIvf believes is better suited the clients after taking into account the clients’ diagnosis and preferences. Furthermore, NewGenIvf also provides related value-added services such as nutrition guidance, psychological counselling, acupuncture, and translation interpreters to supplement the IVF treatment. NewGenIvf prides itself on providing quality and customized treatment to its clients on a day-to-day basis.

As of December 31, 2025, the clinic in Thailand had 8 nurses, 8 full time lab physicians and embryologists, 22 administrative staff, totaling 38 staff members.

Cambodia Clinic

NewGenIvf has one clinic, Phnom Penh Center, in Cambodia. Phnom Penh Center is staffed with 3 Cambodian physician, 2 embryologists, 8 nurses and 12 other staff, and offers similar IVF treatments as in Thailand and egg donation services. Phnom Penh Center operates under a license issued by Cambodia MOH for the Cambodian physician, who has entered into an agreement with Phnom Penh Center for the exclusive use of such license.

After more than ten years of development since its opening in 2015, Phnom Penh Center has become one of the long-standing ARS providers in Cambodia. Phnom Penh Center’s IVF philosophy concentrates on three key points in the treatment process: the mother’s wellbeing, the technology used to assist mothers deliver a strong and healthy baby and the medical science used to ensure every chance of success for women in various age spectrums.

Clinic in Kyrgyzstan

Through Bi Clinic, NewGenIvf also provide fertility referral services by referring customers who are interested in surrogacy services which are legal in Kyrgyzstan.

Although Physician at Bi Clinic has expertise in sourcing surrogate mothers, techniques of embryo transfers, prenatal care, baby delivery, and postnatal care, NewGenIvf refers customers to independent agents for fertility service like surrogacy so as to reduce the operation risks in Kyrgyzstan.

As of December 31, 2025, Bi Clinic had 1 full-time physician, 1 embryologist, 1 nurse, and 7 other staff.

Professionals

Licensed Physicians

As of December 31, 2025, NewGenIvf employed five licensed physicians, among which one was based in Cambodia, one was based in Kyrgyzstan and the other three were based in Thailand. Most of NewGenIvf’s physicians had over 10 years of experience or above. The following table summarizes the number and types of such licensed physicians as of December 31, 2025.

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

Customers

For the years ended December 31, 2024 and 2025, the majority of NewGenIvf’s clients were from China (including mainland China and Hong Kong). NewGenIvf enters into a verbal contract with each of its customers that outline, among other things, the scope of services, service fees, payment terms and rights, responsibilities and obligations of each party. Consent is obtained from the patients prior to the provision of the various treatments. Customers are not entitled to enjoy the relevant services until outstanding amounts have been settled pursuant to the relevant contract. Sales to individual consumers did not vary significantly and none of the customers contribute more than 10% of NewGenIvf’s revenue for the years ended December 31, 2024 and 2025.

In addition to significant customers using NewGenIvf’s IVF treatment services and ancillary caring services, NewGenIvf also has customers who utilize the access to the freezing and storage facility and other relatively insignificant services, such as check-ups services, blood test services and other minor services (the latter category of customers are referred to as “consultation customers”). NewGenIvf also refers customers to other IVF and/or Surrogacy agents who will provide fertility referral income for NewGenIvf.

Sales and Marketing

For the years ended December 31, 2024 and 2025, NewGenIvf promoted brand awareness through its sales teams and, in many cases, through cooperating with third-party agencies and partners.

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

Supply and Procurement

NewGenIvf’s procurement is mainly for medications, laboratory media and reagents, laboratory consumables, and blood test reagents. As of December 31, 2024 and 2025, there was no single supplier individually contributed more than 10% of the Group’s trade payable respectively. For both the years ended December 31, 2024 and 2025, no vendor contributed more than 10% of total direct cost of the Group. NewGenIvf’s procurement team is experienced in selecting cost-effective supplies as well as selecting reliable suppliers. NewGenIvf’s major suppliers are pharmaceutical companies.

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

Facilities

As of December 31, 2025, in addition to its clinics, NewGenIvf leased one property in Hong Kong with an aggregate square footage of approximately 8,000 for its accounting and office administration support offices. NewGenIvf also operates its medical facilities as described above in “— Network of Facilities” above. NewGenIvf believes that its existing facilities are suitable and adequate to meet its current needs.

C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Report:

Name	Place of Formation	Relationship

NewGenIvf Limited	Cayman Islands	Wholly-owned subsidiary
Incorporated on January 16, 2019

MicroSort Lab Services LLC	U.S.A.	Wholly-owned subsidiary
Acquired on February 28, 2025

NewGenDigital Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on June 16, 2025

FFPGS (HK) Ltd	Hong Kong	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on December 19, 2019

NewGenProperty Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on June 16, 2025

NewGenBiz Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on January 13, 2026

NewGenOman Limited	British Virgin Islands	Wholly-owned subsidiary
Incorporated on February 2, 2026

Alfred Siu Charitable Foundation Limited	Hong Kong	Wholly-owned subsidiary
Incorporated on February 27, 2026

Bi Clinic LLC	Kyrgyzstan	Indirect subsidiary, wholly owned by NewGenIvf Limited
Acquired on December 17, 2024

First Fertility PGS Center Limited	Thailand	Indirect subsidiary, 74% owned by Well Image Limited HK directly and indirectly
Incorporated on March 6, 2014

First Fertility Phnom Penh Ltd	Kingdom of Cambodia	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on August 10, 2015

Med Holdings Limited	Thailand	Indirect subsidiary, 48.99% owned by Well Image Limited HK
Incorporated on January 21, 2015

Well Image Limited HK	Hong Kong	Indirect subsidiary, wholly owned by NewGenIvf Limited
Incorporated on July 11, 2008

HyFi Innovations Limited	Hong Kong	Indirect subsidiary, wholly owned by NewGenDigital Limited
Incorporated on October 20, 2025

The following subsidiaries were disposed of:

深圳前海豐泰仁匯健康科技有限公司 (Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd) Disposed of on July 29, 2025	China	Indirect subsidiary, wholly owned by FFPGS (HK) Ltd

D. Property, Plants and Equipment

The Company leases the premises for its principal executive office located at 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke) Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand. The Company leases one property in Hong Kong with an aggregate square footage of approximately 8,000 for its administration support offices.

The Company also leases several premises to operate its clinics in various countries. The Company operates the Bi Clinic Limited Liability Company starting from December 17, 2024 in Kyrgyzstan, which premises have an aggregate area of 2,164 square feet. In Cambodia, the Company operates the First Fertility Phnom Penh Center, which premises have an aggregate area of 18,567 square feet. In Thailand, the Company operates a clinic named First Fertility PGS Center Co., Ltd., which premises have an aggregate area of 14,750 square feet.

The Company also leases premises located in Thailand for its Erawan Consultation Clinic clinic, with an aggregate area of approximately 2,615 square feet. This property has been used as the Company’s second clinic in Thailand since early 2025 but will stop operating in March 2026 as the landlord has decided to lease it to other parties.

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

We incorporated by reference the discussion of the operating results comparing the years ended December 31, 2025 and 2024.

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

Growth and competitive landscape of Asia Pacific’s ARS market

NewGenIvf’s revenue has historically been primarily derived from clients in Asia Pacific. As such, NewGenIvf’s financial performance and future growth depend primarily on the demand for ARS, as well as changes in its competitive landscape, in Asia Pacific. Population growth, infertility rates, and demand for facility treatments in the region will ultimately determine the demand for NewGenIvf’s services. Infertility is increasingly becoming prevalent globally, primarily driven by increasing average age of first birth, as well as various lifestyle and environmental factors. Driven by an increased infertility rate and growing demand for children without birth defects, resulting from improving living standards and improved awareness about birth defects and prevention, the global ARS market is expected to continue to grow. Furthermore, a growing number of governments around the world has granted legal recognition to same-sex marriages, which brings more desires for having children to form a complete family. Because of the fertility rate and recent government incentive policies, such as the Three-child Policy of China in 2021, the ARS market increased significantly in Asia Pacific. Leveraging its status as a long-standing ARS provider in Asia Pacific, NewGenIvf expects to continue to be well positioned to capture the expected growth in the demand for ARS in the area.

To date, NewGenIvf owns and uses MicroSort technology in Thailand and Cambodia, which is a form of pre-conception gender selection technology for humans. While NewGenIvf expects to benefit from first-mover advantages for this technology in the two regions, market entry by potential competitors or faster-than-expected development of potential competitors may affect its market position and demand for its services and cause downward pricing pressure on its treatments, which may in turn materially and adversely affect its results of operations. Meanwhile, ARS market could also be affected by the macroeconomic environment and geopolitical events. Uncertainty in the macroeconomic environment and the outbreak of US and Israel war with Iran in March 2026, resulting from a range of events and trends, including the rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future trade regulations, changes in Asian-Pacific relations, fluctuation in foreign exchange rates, and associated global economic conditions may result in volatility in ARS market and NewGenIvf’s operating performance. For example, NewGenIvf derives a substantial portion of its revenue from Chinese clients and as such, its failure to maintain PRC-sourced revenues and access to new and existing clients from the PRC could materially and adversely affect its results of operations and competitive position. However, the near-term growth prospects of the PRC economy are unclear due to the uncertain effects of ongoing economic stress caused by trade and national security policies, and the elevated levels of private and public indebtedness, among others. A prolonged downturn or slow-growth in the PRC economy generally could materially and adversely affect NewGenIvf’s results of operations and there is a significant likelihood that NewGenIvf’s actual results over the time periods and under the scenarios covered by the projections would be different.

Fluctuation of costs

NewGenIvf’s costs primarily include clinic costs, cost of goods sold, selling and marketing expenses and general and administrative expenses, details of which are set out below.

●	Clinic costs. NewGenIvf’s clinic costs primarily consisted of sub-contracting charges, office supplies and staff salaries and bonus, most of which are recognized during the provision of IVF services. Its clinic costs represented approximately 54.8% and 66.6% of its revenue for the years ended December 31, 2024 and 2025, respectively. As NewGenIvf gradually expands the scale of its operation and presence in Asia Pacific, its clinic costs is expected to increase in the foreseeable future, which will affect its profitability.

●	Cost of goods sold. NewGenIvf’s cost of goods sold primarily consisted of purchase and direct cost for IVF treatment services and surrogacy and ancillary caring services, most of which are recognized during the provision of IVF treatment services. Its cost of goods sold represented approximately 11.6% and 13.2% of the revenue for the years ended December 31, 2024 and 2025, respectively. NewGenIvf expects its cost of goods sold to increase in the foreseeable future as it gradually grows its revenues and expand its sales network.

●	Selling and marketing expenses. NewGenIvf’s selling and marketing expenses primarily consisted of social media expense. Its selling and marketing expenses represented approximately 3.8% and 25.2% of its revenue for the years ended December 31, 2024 and 2025, respectively. NewGenIvf expects its selling and marketing expenses to increase as it plans to expand its sales and scale its operation in Asia-Pacific.

●	General and administrative expenses. NewGenIvf’s general and administrative expenses primarily consisted of write-off of agency deposit, legal and professional fees, depreciation in operating lease right-of-use (“ROU”) assets, staff salaries and director fees. Its general and administrative expenses represented approximately 51.2% and 222.01% of its revenue for the years ended December 31, 2024 and 2025, respectively. NewGenIvf expects its general and administrative expenses to increase in line with its expansion plan.

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

International traveling conditions

The revenue from international clients is a critical component of NewGenIvf’s revenue. International traveling to Thailand, Cambodia and Kyrgyzstan may be affected by a number of factors, including local and global political, economic and cultural conditions. In Thailand, the political landscape has recently consolidated under a conservative government following February 2026 elections, with Prime Minister Anutin Charnvirakul’s Bhumjaithai Party securing victory by emphasizing nationalism and border security amid ongoing tensions with Cambodia. These border disputes have prompted multiple governments, including Austria and the UK, to issue advisories warning against travel to the Thai-Cambodia border region and parts of southern Thailand. In Cambodia, authorities strongly assert the country remains “safe, secure, and stable” for tourists, with major destinations like Phnom Penh and Siem Reap operating normally despite diplomatic tensions with Thailand. However, the government has made defending territorial integrity its “highest priority” as it seeks international attention regarding the border dispute. In Kyrgyzstan, travelers face a different set of considerations, including recent security agency restructuring and detentions that signal political consolidation at the highest levels. The Chinese embassy has advised visitors to exercise heightened vigilance, respect local laws, avoid border areas prone to natural hazards, and be aware of potential scams, reflecting ongoing regional stability concerns. The recent war involving the US, Israel, and Iran has severely disrupted international travel, beginning with the immediate closure of airspace over several Middle Eastern countries and the suspension of flights through critical hubs like Dubai and Doha, which has stranded hundreds of thousands of passengers. This has forced airlines to cancel thousands of flights or take longer, more expensive routes, leading to a surge in ticket prices and the imposition of new fuel surcharges that are affecting travelers globally. Governments have responded by issuing widespread “do not travel” warnings for the region and organizing evacuations, while embassies have halted routine visa services, further complicating international mobility. The compounded effect is a climate of uncertainty where even trips not destined for the Middle East face potential delays, higher costs, and complex rebooking challenges. Together, these factors create a dynamic travel environment where regional tensions, domestic politics, and economic conditions intersect to shape the risk landscape for international visitors. These conditions may cause NewGenIvf difficulty in attracting clients from the PRC to travel to Thailand, Cambodia and Kyrgyzstan for NewGenIvf’s services, which could materially and adversely affect NewGenIvf’s operations and financial results.

Given the uncertainty of the local and global conditions and the countries’ future policy regarding international traveling, all of which are beyond NewGenIvf’s control, NewGenIvf’s results of operation may be materially and adversely affected by any changes in international travelling conditions.

Key Components of Results of Operations

NewGenIvf’s revenues were derived from two types of services: IVF treatment services and fertility referral services.

Revenue

The following table sets forth a breakdown of NewGenIvf’s revenue by the types of services, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year ended December 31,
	2024		2025
	US$	%	US$	%
IVF treatment services(1)	5,433,375	100.0	3,905,863	82.6
Fertility referral services	-	-	820,570	17.4
Total revenues	5,433,375	100.0	4,726,433	100.0

(1)	Include an insignificant amount of revenue derived from consultation customers who used NewGenIvf’s non-IVF treatment and insignificant services, such as check-ups services, blood test services and other minor services.

NewGenIvf generated revenue from facilities located in various geographic regions. The following table sets forth a breakdown of NewGenIvf’s revenue based on the locations where the revenue originated, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year ended December 31,
	2024		2025
	US$	%	US$	%
China/HK SAR	-	-	41,555	0.9
Kyrgyzstan	2,656,596	48.9	2,312,348	48.9
U.S.A.	-	-	45,480	1.0
Cambodia	601,526	11.1	635,188	13.4
Thailand	2,175,253	40.0	1,691,862	35.8
Total revenues	5,433,375	100.0	4,726,433	100.00

NewGenIvf’s revenue results are affected by, among others, changes in sales price and the fluctuation of foreign currency rates with US dollars. Based on the breakdown of the revenue contribution in terms of currencies used by customers for 2025, a 10% change in foreign currency rates with US dollars would cause approximately 9.99% change in NewGenIvf’s revenue.

IVF treatment services

NewGenIvf generated revenue from IVF treatment services provided at facilities that NewGenIvf operated in Thailand and Cambodia. In addition, NewGenIvf’s revenue from IVF treatment service amounted to US$5,433,375 and US$3,905,863, representing approximately 100% and 82.6% of its total revenues in 2024 and 2025, respectively.

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

Fertility Referral services

NewGenIvf also generated revenue of US$820,570 from fertility referral services, approximately 17.4% of its total revenue in 2025. Fertility referral service revenue is recognized at a point in time when the customers are referred to our agents and commission is received from the agents.

Cost of revenue

The following table sets forth a breakdown of NewGenIvf’s cost of revenue by the nature of the cost, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year ended December 31,
	2024		2025
	US$	%	US$	%
Cost of revenues
Cost of goods sold	629,620	17.5	622,386	16.5
Clinic costs	2,976,861	82.5	3,148,201	83.5
Total cost of revenues	3,606,481	100.0	3,770,587	100.0

Cost of goods sold. Cost of goods sold primarily consisted of purchase and direct cost for IVF treatment services and ancillary caring services. NewGenIvf’s cost of goods was mostly recognized during the provision of IVF treatment services.

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

	For the Year ended December 31,
	2024		2025
	US$	%	US$	%
Gross profit	1,826,894	33.6	955,846	20.2
Revenues	5,433,375	—	4,726,433	—

NewGenIvf expects that gross profit and gross margin will continue to be affected by various factors including the geographic locations where treatments are performed, as well as the pricing with its clients, agent subcontracting charges and the costs of the supplies provided by major pharmaceutical companies, all of which are negotiated separately.

Operating expenses

NewGenIvf’s operating expenses consist of selling and marketing expenses and general and administrative expenses. NewGenIvf’s selling and marketing expenses are primarily social media expenses. NewGenIvf’s general and administrative expenses mainly include depreciation in operating lease ROU assets, consultant and legal fees, embedded derivative fair value expense, write off of certain receivables and staff salaries.

Other income (expense)

NewGenIvf’s other income consists primarily of bargain purchase gain on acquisition of the MicroSort and Nodexus businesses, offset partially by the losses arising from investment in digital assets and financial assets.

Interest expense

NewGenIvf’s interest expense is incurred mainly in relation to its interest-bearing convertible bonds.

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

Thailand

The companies incorporated in Thailand are taxed on worldwide income. A company incorporated outside of Thailand is taxed on its profits arising from or in consequence of the business carried on in Thailand. The Thailand corporate income tax rate for locally incorporated company is 20%. A foreign company not carrying on business in Thailand is subject to a final withholding tax on certain types of assessable income (e.g., interest, dividends, royalties, rentals, and service fees) paid from or in Thailand. The rate of withholding tax is generally 15%, except for dividends, which is 10%, while other rates may apply under the provisions of a double tax treaty.

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

U.S.A.

NewGenIvf is subject to a corporate income tax on its aggregate annual income earned worldwide from its U.S. operations at a flat 21% on net income. In addition to federal obligations, there is a graduated state income tax rate that applies to corporate income, with a top rate of 6.6% on income over $60,000. Moreover, when the Company’s US operation pays a dividend to its offshore parent company, the payment is generally subject to a US federal withholding tax, typically at a statutory rate of 30% on the gross amount.

Results of Operations

	For the Year ended December 31,
	2024	2025
	US$
Revenues	5,433,375	4,726,433
Cost of revenues	(3,606,481)	(3,770,587)
Gross profit	1,826,894	955,846

Operating expenses
Selling and marketing expenses	(206,314)	(1,188,711)
General and administrative expenses	(2,781,075)	(10,493,596)

Total operating expenses	(2,987,389)	(11,682,306)

Operating (loss) income	(1,160,495)	(10,726,461)

Other income (expenses), net
Other income (expense), net	971,391	(8,099)
Bargain purchase gain	-	21,653,835
Loss on digital assets, net	-	(332,480)
Loss on financial assets, net	-	(700,631)
Gain on embedded derivative	-	456,731
Interest income	6,953	2,251
Finance costs	(778,656)	(616,423)
Total other income (expenses), net	199,688	20,455,184

(Loss) Income before taxes	(960,807)	9,728,723
Tax income (expense)	486,706	-
Net (loss) income	(474,101)	9,728,723
Less: net income attributable to non-controlling interests	50,542	(150,685)
Net (loss) income attributable to the shareholders of the Company	(524,643)	9,879,408
Other comprehensive income (loss)
Foreign currency translation adjustment	32,529	(222,944)
Total comprehensive (loss) income	(441,572)	9,505,779
Less: Total comprehensive income (loss) attributable to non-controlling interests	56,908	(211,683)
Total comprehensive (loss) income attributable to the shareholders of the Company	(498,480)	9,717,462

Earnings per share – basic	(4,408.76)	214.73
– diluted	(4,408.76)	3.04
Weighted average shares outstanding * – basic	119	46,009
- diluted	119	3,250,020

*	Subsequent to 2024 year end, the Company carried out a 1-for-20 reverse stock split, a 1-for-10 reverse stock split, a 1-for-5 reverse stock split, a 1-for-5 reverse stock split, a 1-for-3 reverse stock split and a 1-for-4 reverse stock split of its issued and unissued shares which was effected on February 11, 2025, May 5, 2025, August 4, 2025, December 1, 2025, January 26, 2026 and March 16, 2026 respectively. The shares above have been adjusted retrospectively for these reverse stock splits.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2025

Revenue

NewGenIvf’s revenue decreased by approximately 13.01% from US$5,433,375 in 2024 to US$4,726,433 in 2025.

IVF treatment services

NewGenIvf’s IVF treatment service revenue decreased by approximately 28.11% from US$5,433,375 in 2024 to US$3,905,863 in 2025. This decrease was primarily the result of change of management in Thailand clinic and new clinic set-up in Kyrgyzstan focusing on IVF services in late 2024.

Fertility Referral services

In 2025, NewGenIvf’s derived fertility referral services of US$820,570 revenue from referring customers to outside agents for IVF and surrogacy services while no such revenue was recorded in 2024.

Cost of revenue

NewGenIvf’s cost of revenue increased by approximately 4.55% from US$3,606,481 in 2024 to US$3,770,587 in 2025.

Cost of goods sold

NewGenIvf’s cost of goods sold decreased by approximately 1.15% from US$629,620 in 2024 to US$622,386 in 2025, primarily attributed to the decrease on procurement costs.

Clinic costs

NewGenIvf’s clinic costs increased by approximately 5.76% from US$2,976,861 in 2024 to US$3,148,201 in 2025, primarily due to clinic staff turnover in Thailand.

Gross profit

NewGenIvf’s gross profit decreased by approximately 47.68% from US$1,826,894 in 2024 to US$955,846 in 2025, primarily attributable to a reorganizing of our cooperation model with subcontractors and the decreased efficiency of our marketing services, resulting in a increase in unit service costs per customer, directly leading to decreases in gross profit margins.

NewGenIvf’s gross margin decreased from 33.6% in 2024 to 20.2% in 2025. This is primarily due to the drop of sales revenue while the overhead costs of clinic was not reduced accordingly.

Operating expenses

NewGenIvf’s operating expenses increased by approximately 291.05% from US$2,987,389 in 2024 to US$11,682,307 in 2025, primarily attributable to (i) professional fees of US$1,861,572 incurred in 2025 being related to real estate development project in United Arab of Emirates, valuation fees on acquisition of Nodexus (ii) staff and director salary and personnel cost of US$2,910,173 in 2025 due to enlargement of sales/marketing force and administrative staff to implement our business expansion pan and bonus related to maintaining listing status in Nasdaq and increasing share capitalization; and (iii) write-off of certain agency deposit and artwork of US$1,105,370.

Other income

NewGenIvf’s other income increased from US$971,391 in 2024 to US$21,069,356 in 2025, primarily attributable to a non-cash, bargain purchase gain recognized on the acquisition of Nodexus and Microsort businesses of $21,653,835, gain on embedded derivative of $456,731, loss on investment in digital assets, net of $332,480 and loss on investment on financial assets, net of $700,631.

Finance Costs

NewGenIvf’s finance costs decreased by approximately 20.84% from US$778,656 in 2024 to US$616,423 in 2025 as a result of securing a lower interest rate on convertible notes issued during the year and some convertible notes being issued second half of 2025 for financing new business initiatives including real estate development project in United Arab of Emirates, supplement business and tokenization project.

Tax income (expense)

NewGenIvf made no provision for income taxes in 2024 and 2025. There was no assessable income generated from Hong Kong, Thailand and Cambodia.

During the year ended December 31, 2024 excess provision of US$486,706 was reversed as they are no longer deemed to be payable.

Net income

NewGenIvf generated a net income of US$9,728,723 in 2025 while there was a net loss of US$(474,101) in 2024.

Liquidity and Capital Resources

Cash flows and working capital

NewGenIvf’s principal sources of liquidity have been cash flows generated from its business operations and external financing via various instruments. As of December 31, 2024 and 2025, NewGenIvf had US$457,740 and US$758,621, respectively, in cash and cash equivalents. NewGenIvf had working capital (defined as total current assets deducted by total current liabilities) of a surplus of $452,391 and US$5,017,221 respectively, as of December 31, 2024 and 2025.

As of December 31, 2025, NewGenIvf owed US$6,421 to related parties. Nevertheless, NewGenIvf is able to generate sufficient cash flow from its business operations and financing activities to operate and grow its business.

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

The following table presents NewGenIvf’s selected consolidated cash flow data for the periods indicated.

	For the Year ended December 31,
	2024	2025
	US$
Net cash used in operating activities	(8,264,074)	(10,926,056)
Net cash used in investing activities	(53,045)	(7,559,774)
Net cash provided by financing activities	8,675,790	18,992,758

Net increase in cash and cash equivalents	358,671	506,928
Effect of foreign currency translation on cash and cash equivalents	44,965	(206,047)
Cash and cash equivalents, beginning of year	54,104	457,740
Cash and cash equivalents, end of year	457,740	758,621

Operating activities

Net cash used in operating activities was US$10,926,056 for the year ended December 31, 2025. The difference between NewGenIvf’s net profit of US$9,728,723 for the year ended December 31, 2025 and the net cash used in operating activities was primarily attributable to bargain purchase gain of US$21.7m on acquisition of Nodexus and Microsort businesses.

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

Investing activities

Net cash used in investing activities in 2025 was US$7,559,774, primarily representing reservation money of US$4.6m paid for the real estate development project in United Arab of Emirates, as well as cash paid for investment in digital assets of $1,000,000, amounts held in custody for investments of $760,000 and cash paid for acquisition of businesses in 2025 of $1,050,000.

Net cash used in investing activities in 2024 was US$53,045, primarily representing purchase of plant and equipment.

Financing activities

Net cash provided by financing activities in 2025 was US$18,992,758, primarily representing issuance of share capital of US$12.6m utilizing equity line of credit, convertible note issuance of US$6.8m and settlement of $500,000 for a promissory note.

Net cash provided by financing activities in 2024 was US$8,675,790, primarily representing issuance of share capital utilizing equity line of credit, convertible note issuance and proceeds from issuance of promissory notes all totaling to an amount of $8,583,597.

Contractual Obligations

The following table sets forth NewGenIvf’s main contractual obligations and commitments as of December 31, 2024 and December 31, 2025.

	December 31,
	2024	2025
Operating lease	US$
- Payable less than 1 years	111,321	262,244
- Payable 1 – 2 years	10,300	184,041
- Payable 2.- 5 years	—	118,800
Total	121,621	565,085

Convertible bonds-		-
2025	516,250	-
2026	457,250	664,000
2027	457,250	-
2028	507,250	3,150,000
2029	3,269,625	-
2030	-	1,475,000
Total	5,207,625	5,289,000

The convertible bonds have the option of being converted to Class A ordinary shares at the discretion of the holder, any time after issuance. The conversion, however, is subject to certain terms and conditions, including the requirement of the shareholdings not to exceed 4.99 % or 9.99% of the Company’s shares based on the noteholder. As of December 31, 2025, this criterion has been met.

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

Critical Accounting Estimates

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

The selection of critical accounting estimates and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing NewGenIvf’s financial statements. NewGenIvf’s management believes the following accounting estimates involve the most significant estimates used in the preparation of their financial statements.

Business combination and gain on bargain purchase

The Company adopted ASC 805, the accounting for business combinations which requires the application of the acquisition method. This method mandates that the acquiring entity recognize all assets acquired and liabilities assumed at their acquisition-date fair values. Gain on a business acquisition is recognized in earnings only in the specific circumstance of a “bargain purchase.” This occurs when the fair value of the identifiable net assets acquired exceeds the total consideration transferred (including the fair value of any non-controlling interest). It requires the acquirer to first meticulously reassess all measurements—including the identification and valuation of assets, liabilities, and the consideration—to ensure the gain is not a measurement error. Once confirmed, the resulting bargain purchase gain is recognized in profit or loss on the acquisition date. This treatment reflects the economic benefit obtained by the acquirer from purchasing net assets for less than their aggregate fair value. Under US GAAP, the distinction between acquiring a business and acquiring a group of assets is determined by a defined screen test. A transaction is accounted for as a business combination only if the acquired set meets the specific definition of a business, which requires an integrated set of activities with, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Intangible Assets

Intangible assets acquired from third parties are measured initially at fair value and those with an infinite life are not amortized. The Company annually evaluates the recoverability of the infinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. To test indefinite-lived intangible assets for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test. The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions and changes in projected future cash flows. The quantitative assessment compares the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate. If such a review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

As of December 31, 2025, and 2024, the Company did not record an impairment on the intangible assets.

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

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires public entities to disclose, in a tabular format in the notes to the financial statements, specific information about certain costs included in common expense captions. This standard mandates the disaggregation of natural expenses—such as employee compensation, depreciation, and inventory costs—from broader captions like “cost of services” or “selling, general and administrative expenses.” Although this ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted, the Company is currently evaluating the potential impact of this new guidance on its financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient to simplify the application of the current expected credit loss (CECL) model for current accounts receivable and contract assets arising from ASC 606 revenue transactions. Such practical expedient permits entities to assume that current economic conditions as of the balance sheet date will remain unchanged for the remaining life of these short-term assets, eliminating the need to develop and document forward-looking macroeconomic forecasts. For healthcare entities with significant patient accounts receivable, third-party payor contract assets, or government reimbursement receivables, this simplification reduces compliance costs and complexity while continuing to require consideration of historical loss experience and current conditions such as customer-specific financial distress or changes in credit policies. The guidance is effective for annual periods beginning after December 15, 2025, applied prospectively, and early adoption is permitted. The Company plans to adopt this practical expedient and will update its credit loss estimation policies and related disclosures accordingly.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Name	Age	Title
Wing Fung Alfred Siu	71	Chairman of the Board of Directors, Chief Executive Officer
Hei Yue Tina Fong	44	Director, Chief Marketing Officer
Hok Man Jefferson Au	45	Independent Director
Florianna Ann Chi Wan Chan	45	Independent Director
Chun Wa Tam	62	Independent Director
Ho Fai Chung	62	Chief Financial Officer

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

B. Compensation

Compensation of Directors and Officers

In 2025, we paid an aggregate of about US$1.8m in cash compensation, including benefits, to our directors and executive officers as a group, respectively. Our directors and executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiary in Hong Kong is required by the applicable local laws and regulations to make contributions to Mandatory Provident Fund.

Share Incentive Plans

We adopted a share incentive plan on April 3, 2024, which was subsequently amended by the approval of our Board on March 28, 2025 (the “Share Incentive Plan” or “Plan”). The following summarizes the material terms of the Share Incentive Plan:

Shares Subject to the Plan.

The maximum aggregate number of Shares that are available for awards shall initially be 1,054,260 ordinary shares of the Company (351 ordinary shares as adjusted for reverse stock splits in May 2025, August 2025, December 2025, January 2026 and March 2026), and has been increased by the Board to 454,812 ordinary shares (113,703 ordinary shares as adjusted by reverse stock split in 16 March 2026) of the Company as of the date of this Report. Under the Plan, the total maximum Shares subject to the Plan may be increased by the Board or the Compensation Committee of the Board (the “Committee”) from time to time to allow for the total maximum number of Shares subject to the Plan to be 20% of the then outstanding ordinary shares of the Company at the time of such increase. The number of Shares may be made available from Shares held in treasury or authorized but unissued shares of the Company not reserved for any other purpose.

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

Audit Committee. Our Audit Committee consists of Mr. Hok Man Jefferson Au, Mr Tam Chun Wa and Ms Florianna Ann Chi Wan Chan. We have determined that all of these individuals satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Hok Man Jefferson Au qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

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

Compensation Committee. Our Compensation Committee (“Compensation Committee”) consists of Mr. Wing Fung Alfred Siu, Ms Florianna Anne Chi Wan Chan and Ms. Hei Yue Tina Fong. The Chairman of the Compensation Committee is Mr. Siu. The Company has determined that Ms. Chan satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. Ms Florianna Anne Chi Wan Chan, having satisfied the requirements as mentioned, was appointed to the Committee on April 15,2025. The Compensation Committee assists the Board in reviewing and approving compensation structure, including all forms of compensation relating to the Company’s directors and executive officers. The Company’s Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

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

Director Agreements

We have entered into director agreements with our directors, which require us to maintain director and officer liability insurance for our directors, provide reimbursements for business related travel and accommodation and other reasonable expenses, and an annual remuneration of between $20,000 for our independent directors, and $325,000 for our executive directors.

D.  Employees

NewGenIvf has 87 full-time employees as of December 31, 2025, of which 72 are based in Thailand, Cambodia and Kyrgyzstan. NewGenIvf aims to attract and retain employees with the skills, and experience necessary to implement its growth strategy. The following table sets forth the number of its employees in Thailand, Cambodia and Kyrgyzstan by function as of December 31, 2025:

Function	Number of employees
Thailand
Medical professionals	16
Administrative staff and others	22
Sub-total	38
Cambodia
Medical professionals	13
Administrative staff and others	12
Sub-total	25
Kyrgyzstan
Medical professionals	3
Administrative staff and others	7
Sub-total	10
Hong Kong
Administrative staff and others	14
Total	87

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

The calculations in the table below are based on 568,542 ordinary shares outstanding, including 568,473 Class A Ordinary Shares and 69 Class B Ordinary Shares, as of March 27, 2026. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of class B Ordinary Shares	% of Outstanding Shares	% of Voting Power

Directors and Named Executive Officers:
Wing Fung Alfred Siu		30	0.005%	0.517%
Hei Yue Tina Fong		39	0.007%	0.678%
Hok Man Jefferson Au		-	-
Chun Wa Tam		-	-
Florianna Anne Chi Wan Chan
Ho Fai Chung		-	-
All Directors and Executive Officers as Group		69	0.012%	1.195%

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

A summary of related parties of the Company is as follows:

Relationship

Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina*	Shareholders and directors
Harcourt Limited	Controlled by Mr. Siu
Mr. Daniel Wai To Siu	Mr. Siu’s son
Mr. Jaspar Siu	Mr. Siu’s son

*	Ms. Fong is the spouse of Mr. Siu

Transaction with Mr. Wing Fung Alfred Siu and Ms. Hei Yue Tina Fong

NewGenIvf recorded remuneration to its directors, Mr. Siu and Ms. Fong. The total remuneration to Mr. Siu, Wing Fung Alfred and Ms Hei Yue Tina Fong was US$380,000 and US$1.76m (including a one-time bonus of $750,000 for maintaining Nasdaq listing status and achieving targeted share capitalization level and benefits paid) during the year ended December 31, 2024 and 2025, respectively. The remuneration during the years ended December 31, 2024 and 2025 was all in the nature of the fair value of the services provided by Mr. Siu and Ms. Fong.

Transaction with Harcourt Limited

During the year ended December 31, 2025, NewGenIvf entered into a service agreement with Harcourt Limited, which is controlled by Mr Siu and Ms Fong, and paid a total of $230,772 as administrative support fee. This service agreement was duly approved by the Board.

Transaction with Mr. Daniel Siu and Mr. Jaspar Siu

During the year ended December 31, 2025, Mr. Daniel Siu and Mr. Jaspar Siu provided consulting services for NewGenIvf with respect to fund raising and other capital activities, and received a total of $219,045 and $65,000 respectively.

C. Interests of Experts and Counsel

No disclosure is required in response to this Item.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this Report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time be involved in various legal proceedings arising from the normal course of business activities. The results of litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on our business, financial condition and/or operations because of defense and settlement costs, diversion of management resources and other factors.

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

JAK Securities Purchase Agreement

On August 7, 2024, the Company entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with JAK OPPORTUNITIES VI LLC (“JAK”), pursuant to which, amongst other things: (i) the Company agreed to sell, at an initial closing, (a) a senior convertible note in the aggregate original principal amount not exceeding $1,100,000, convertible into Class A Ordinary Shares pursuant to its terms, (b) a warrant to purchase 1,325,301 Class A Ordinary Shares (22 Shares after adjusted for all the Reverse Stock Splits done as of this Report), and (c) a warrant to purchase 180,722 Class A Ordinary Shares (3 Shares after adjusted for all the Reverse Stock Splits done as of this Report); and (ii) the Company may require JAK (or JAK may require the Company, as applicable) to participate in the sale of (a) one or more additional convertible notes (which aggregate original principal amount for all additional convertible notes shall not exceed $9,500,000) and (b) related Warrants. A copy of the Securities Purchase Agreement is filed as Exhibit 4.25 to this Report.

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

On October 31, 2025, the Company entered into a digital-assets purchase agreement with White Lion to acquire up to 600,000 Solana tokens valued at over $110 Million.

MicroSort Purchase Agreement

On January 21, 2025, the Company entered into a Purchase Agreement with Genetics & IVF Institute, Inc. (the “Purchase Agreement,” a copy of which is filed as Exhibit 4. 30 to this Report), pursuant to which the Company purchased all of the Assets (as defined in the Purchase Agreement), IP Licenses (as defined in the Purchase Agreement) and key personnel relating to the MicroSort Business (as defined in the Purchase Agreement) from Genetics & IVF Institute, Inc. for a cash consideration of $750,000 and a share consideration of 125,000 Class A Ordinary Shares.

ASPAC Consulting Services Agreement

On February 2, 2025, the Company entered into a consulting services agreement (the “Consulting Services Agreement”) with A SPAC (Holdings) Group Corp (“ASPAC”), pursuant to which the Company engaged ASPAC for the provision of certain consulting services for a cash consideration of $300,000 and a share consideration of 3,000,000 (equivalent to 50 post Sixth Reverse Stock Split) Class A Ordinary Shares. A copy of the Consulting Services Agreement is filed as Exhibit 4.31 to this Report.

Nodexus Purchase Agreement

On July 29, 2025, the Company acquired advanced cytometry intellectual property and equipment from Nodexus. An independent valuation by a “big-four” accounting firm received in October 2025 confirmed a fair value of $17.9 million for the IP, resulting in a total bargain purchase gain of $19.16 million. The technology associated with the patents is related to cell sorting to be performed via a device called NX One and could be applied in different fields including In Vitro Fertilization. The Patents would allow NewGenIvf to penetrate the IVF market in the United States by leasing the NX One to clinics that provide IVF treatments in the United States. The clinics would utilize the NX One to perform gender selection services and detect potential genetic diseases during the IVF process and charge a service fee from customers

Joint Venture Agreement with BNW Real Estate Development LLC (“BNW”)

On October 6, 2025, NewGenProperty Limited (“NewGenProperty”), a wholly owned subsidiary of the Company, entered into a joint venture agreement with BNW to develop the Plot. Under the terms of the joint venture agreement, NewGenProperty shall hold 60% of the joint venture, and be responsible for funding 36% of the purchase price of the Plot to the Master Developer, while BNW shall be responsible for all the other cashflow and financing requirements of the project. In the event that BNW pays the balance of the Purchase Price of the Plot to the Master Developer, NewGenProperty shall reimburse BNW in accordance with the provisions of the joint venture agreement. NewGenProperty’s entitlement is an amount equivalent to 36% of the Gross Sales Revenue or Gross Sellable Area generated from the project, with deductions including (i) up to 10% of External and Internal Real Estate Agent and Brokerage Fees; (ii) 2% of Gross Sales Revenue for BNW’s Marketing Fees; and (iii) any amounts paid by the Developer towards the balance of the Purchase Price of the Plot on behalf of NewGenProperty.

Financing Agreements

On October 15, 2025, November 4, 2025, and January 22, 2026, the Company entered into three securities purchase agreements (“Vanquish SPAs”) with Vanquish Funding Group Inc. (“Vanquish”). Pursuant to the terms of the Vanquish SPAs, the Company agreed to issue three convertible promissory notes to Vanquish in the principal amounts of $257,000, $157,000 and $107,000. Effective October 15, 2025, November 4, 2025, and January 22, 2026, the Company issued three convertible promissory notes (“Vanquish Notes”) to Vanquish II consistent with the terms of the Vanquish SPAs. The Vanquish Notes bear interest at 10% and mature by June 30, 2026, June 30, 2026, and October 30, 2026, respectively. Pursuant to the terms of the Vanquish Notes, the outstanding principal and accrued interest on the Note shall be convertible into shares of the Company’s common stock as set forth therein. Copies of the Vanquish SPAs are filed as Exhibits 10.33, 10.34, 10.35 to this Report.

On November 12, 2025, the Company entered into a securities purchase agreement (“Labrys SPA”) with Labrys Fund II, L.P. (“Labrys”). Pursuant to the terms of the Labrys SPA, the Company agreed to issue a convertible promissory note to Labrys at a purchase price of $232,500, with an original issue discount of $17,500. On November 12, 2025, the Company issued a convertible promissory note to Labrys (“Labrys Note”) consistent with the terms of the Labrys SPA. The Labrys Note bears interest at 10% and matures 12 months from the date of issuance on the Labrys Note. A copy of the Labrys SPA is filed as Exhibit 10.36 to this Report.

On January 22, 2026, the Company entered into a securities purchase agreement (“Boot Capital SPA”) with Boot Capital LLC (“Boot Capital”). Pursuant to the terms of the Boot Capital SPA, the Company agreed to issue a convertible promissory note to Boot Capital at a purchase price of $50,000. On January 22, 2026, the Company issued a convertible promissory note to Boot Capital (“Boot Capital Note”) consistent with the terms of the Boot Capital SPA. The Boot Capital Note bears interest at 10% and matures on October 30, 2026. Copies of the Boot Capital SPA and the Boot Capital Note are filed as Exhibits 10.37 and 10.38 to this Report, respectively.

On March 18, 2026, the Company entered into a securities purchase agreement (“CFI Capital SPA”) with CFI Capital LLC (“CFI Capital”). Pursuant to the terms of the CFI Capital SPA, the Company agreed to issue a 6% convertible redeemable note to CFI Capital at a purchase price of $180,000, with an original issue discount of $20,000, for a principal amount of $200,000. On March 18, 2026, the Company issued a 6% convertible redeemable note to CFI Capital (“CFI Capital Note”) consistent with the terms of the CFI Capital SPA. The CFI Capital Note bears interest at 6% and matures on March 18, 2027. Copies of the CFI Capital SPA and CFI Capital Note are filed as Exhibits 10.39 and 10.40 to this Report, respectively.

On March 25, 2026, the Company entered into a securities purchase agreement (“FirstFire SPA”) with FirstFire Global Opportunities Fund, LLC (“FirstFire”). Pursuant to the terms of the FirstFire SPA, the Company agreed to issue a convertible promissory note to FirstFire at a purchase price of $200,000, with an original issue discount of $20,000, for a principal amount of $220,000. The Company also agreed to issue 20,000 shares of Class A Ordinary Shares to FirstFire as commitment shares. On March 25, 2026, the Company issued a convertible promissory note to FirstFire (“FirstFire Note”) consistent with the terms of the FirstFire SPA. The FirstFire Note bears interest at 12% and matures on March 25, 2027. Copies of the FirstFire SPA and FirstFire Note are filed as Exhibits 10.41 and 10.42 to this Report, respectively.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this Report on our website at https://newgenivf.gcs-web.com/financials/annual-reports.

I. Subsidiary Information

Please refer to “Item 4. Information on the Company - C. Organizational Structure.”

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Accounts receivable

In most cases, NewGenIvf requires customers to pay before service is rendered. Thus, the risks of unrecoverable account receivable is minimized. In order to further reduce the credit risk, NewGenIvf’s management team monitors and ensures that follow-up action is taken to recover overdue debts. NewGenIvf considers the probability of default upon initial recognition of the asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, NewGenIvf compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information, such as GDP growth rate and nominal GDP per capita. Based on the impairment assessment performed by NewGenIvf, the directors considered the loss allowance for account receivables as of December 31, 2025 and December 31, 2024 as immaterial, respectively.

Cash and cash equivalents

NewGenIvf is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Deposits and other receivables

NewGenIvf assessed the impairment for deposits and other receivables based on internal credit rating and aging of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the loss allowance for deposits and other receivables as of December 31, 2024 and December 31, 2025 were both immaterial respectively.

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

NewGenIvf has an outstanding convertible note of $5,289,000 as of December 31, 2025. The convertible note carries an annual fixed interest rate. Thus, the interest rate fluctuation risk has been controlled.

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

If interest rates had been 1% higher or lower and all other variables were held constant, NewGenIvf’s post tax loss for the years ended December 31, 2025 and 2024 would have increased or decreased by approximately US$52,890 and US$26,894, respectively.

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

Market Liquidity Risk

NewGenIvf is exposed to market liquidity risk with respect to certain assets held on our balance sheet. Market liquidity risk is the risk that we cannot realize the fair value of our assets when needed due to insufficient market depth, disruption, or the absence of willing buyers. As of December 31, 2025, we held Solana as treasury investment. These assets trade in markets that may experience periods of reduced liquidity, particularly during periods of economic stress or market disruption.

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

The recent war involving the US, Israel, and Iran has severely disrupted international travel, beginning with the immediate closure of airspace over several Middle Eastern countries and the suspension of flights through critical hubs like Dubai and Doha, which has stranded hundreds of thousands of passengers. This has forced airlines to cancel thousands of flights or take longer, more expensive routes, leading to a surge in ticket prices and the imposition of new fuel surcharges that are affecting travelers globally. Governments have responded by issuing widespread “do not travel” warnings for the region and organizing evacuations, while embassies have halted routine visa services, further complicating international mobility. The compounded effect is a climate of uncertainty where even trips not destined for the Middle East face potential delays, higher costs, and complex rebooking challenges.

Inflation risk

Management of NewGenIvf monitors changes in prices levels. Historically inflation has not materially impacted NewGenIvf’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to NewGenIvf’s customers could adversely impact its results of operations. Moreover, the recent escalation of the US-Israel-Iran conflict poses a significant threat to the global economy, primarily through the disruption of oil supplies, with cascading effects on the real estate sector in the UAE and a broad economic downturn across Asia, including Hong Kong and China. As the conflict intensifies around the Strait of Hormuz—through which nearly 20% of the world’s oil passes—global oil prices have surged past $100 per barrel, raising fears of an extended energy crisis. Such increase in oil prices might lead to domino effect on the overall costs of business operation for NewGenIvf and NewGenIvf might not be able to pass the cost pressure to its customers.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2025, were not effective.

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

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

In relation to the examination of our consolidated financial statements presented in this annual report, we have identified a significant weakness in our internal control over financial reporting. This identified material weakness is associated with a lack of adequately skilled staff possessing U.S. GAAP knowledge for financial reporting purposes, thereby affecting the proper adherence to U.S. GAAP and SEC requirements. A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weakness stemming from the audit of our consolidated financial statements for the year ended December 31, 2025, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weakness in a timely manner or at all. To mitigate the risk, the Company engages consultants and professionals to provide advice and assistance.

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

(c)  Changes in Internal Control Over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2025 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid for audit and other services of years ended December 31, 2025 and 2024 provided by J&S Associate PLT respectively.

	Year Ended December 31, 2025	Year Ended December 31, 2024

Audit Fees	$165,000	$130,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

When Onestop Assurance PAC (“Onestop”) was dismissed effective September 3, 2024, J & S Associate PLT (“J & S”) was appointed as the auditor for the Company on the same day. Since then, J & S has been engaged as the Company’s independent auditor for the years ended December 31, 2023, December 31, 2024 and December 31, 2025.

During the year end December 31, 2025, neither the Company, nor anyone on its behalf, consulted J & S regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company and neither a written report was provided to the Company or oral advice was provided that J & S concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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

Item 18. Financial Statements

The following financial statements are filed as a part of this Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company
2.1	Specimen Class A Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 2.1 of the report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2024)
2.2	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 2.2 of the report on Form 20-F filed with the Securities and Exchange Commission on April 9, 2024)
2.3	Warrant Agreement, dated February 14, 2022, by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)
2.4	Form of Assumption of Warrant Agreement (incorporated by reference to Exhibit 4.7 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
2.5*	Description of Securities
4.1	Merger Agreement, dated as of February 15, 2023, by and among ASCA, NewGenIvf Limited, certain shareholders of NewGenIvf Limited, A SPAC I Mini Acquisition Corp., and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.2	First Amendment to the Merger Agreement, dated June 12, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)
4.3	Second Amendment to the Merger Agreement, dated December 6, 2023, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023)
4.4	Third Amendment to the Merger Agreement, dated March 1, 2024, by and among ASCA, NewGenIvf Limited, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.5	Stock Escrow Agreement, dated February 14, 2022 by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)
4.6	Voting and Support Agreement, dated as of February 15, 2023, by and among A SPAC I Acquisition Corp., A SPAC I Mini Acquisition Corp., NewGenIvf Limited, and certain shareholders of NewGenIvf Limited (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.7	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
4.8	Form of Lock-Up Agreement (incorporated by reference to exhibit 4.8 of the Company’s report on Form 20-F filed with the SEC on April 9, 2024)
4.9	Securities Purchase Agreement, dated February 29, 2024, by and among ASCA, The Company, Legacy NewGenIvf, the Buyers and Merger Sub (incorporated by reference to Exhibit 10.1 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.10	Form of Note between The Company and the Buyers (incorporated by reference to Exhibit 10.2 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.11	Acknowledgement Agreement, dated March 1, 2024, by and among ASCA, Legacy NewGenIvf and Chardan (incorporated by reference to Exhibit 10.3 to ASCA’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024)
4.12	Power Generator Lease Contract, dated January 10, 2021, between BD & H TECH Co., LTD. and First Fertility Phnom Penh Ltd (English Translation) (incorporated by reference to Exhibit 10.19 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.13	Property Lease Contract, dated June 22, 2020, between SOK HEANG and First Fertility Phnom Penh Ltd (English Translation) (incorporated by reference to Exhibit 10.20 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.14	MicroSort Lease and Services Agreement, dated March 29, 2019, between First Fertility Phnom Penh Ltd and MicroSort International (incorporated by reference to Exhibit 10.21 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.15	Management and Administrative Services Agreement, dated November 1, 2022, between First Fertility PGS Center Ltd and Med Holdings Ltd (incorporated by reference to Exhibit 10.22 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.16	MicroSort Lease and Services Agreement, dated April, 8, 2019, between First Fertility PGS Center Ltd. and MicroSort International (incorporated by reference to Exhibit 10.23 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)

4.17	Medical Consulting Service Agreement, dated January 1, 2021, between First Fertility PGS Center Ltd and First Fertility Phnom Penh Ltd (incorporated by reference to Exhibit 10.24 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.18	Receivables Purchase Agreement, dated December, 28, 2022, between First Fertility PGS Center Ltd and Mr. Siu, Wing Fung Alfred (incorporated by reference to Exhibit 10.25 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.19	Master Services Agreement, dated December 21, 2022, between First Fertility PGS Center Ltd and First Fertility Phnom Penh Ltd (incorporated by reference to Exhibit 10.26 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.20	Form of Agreement for Storage of Embryos, Eggs, and Sperms Service between First Fertility PGS Center Ltd and Reproductive Expert Co Ltd (incorporated by reference to Exhibit 10.27 to the Company’s registration statement on Form F-4 (File No. 333-275208), filed with the Securities and Exchange Commission on October 27, 2023)
4.21	Amended Share Incentive Plan
4.22	Securities Purchase Agreement between A SPAC I Mini Acquisition Corp. and JAK Opportunities VI LLC dated February 29, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on April 4, 2024)
4.23	Form of Note between A SPAC I Mini Acquisition Corp. and JAK Opportunities VI LLC dated February 29, 2024 (incorporated by reference to Exhibit 4.2 of the Company’s current report on Form 6-K filed with the SEC on April 4, 2024)
4.24	Securities Purchase Agreement between the Company and certain buyers dated August 7, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on August 16, 2024)
4.25	Form of Note between the Company and JAK Opportunities VI LLC dated August 7, 2024 (incorporated by reference to Exhibit 10.25 of the Company’s registration statement on Form F-1 (File No. 333-281964), filed with the Securities and Exchange Commission on September 6, 2024
4.26	Form of Note between the Company and JAK Opportunities VI LLC dated August 28, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on August 30, 2024)
4.27	Common Stock Purchase Agreement between the Company and White Lion Capital, LLC dated November 21, 2024 (incorporated by reference to Exhibit 10.27 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.28	Registration Rights Agreement between the Company and White Lion Capital, LLC dated November 21, 2024 (incorporated by reference to Exhibit 10.28 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.29	Form of Note between the Company and JAK Opportunities VI LLC dated November 11, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on November 15, 2024)
4.30	Purchase Agreement between the Company and Genetics and IVF Institute, Inc. dated January 21, 2025 (incorporated by reference to Exhibit 10.30 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.31	Consulting Services Agreement between the Company and A SPAC (Holdings) Limited dated February 24, 2025 (incorporated by reference to Exhibit 10.31 of the Company’s registration statement on Form F-1 (File No. 333-285629), filed with the Securities and Exchange Commission on March 7, 2025
4.32	Securities Purchase Agreement between the Company and certain buyers dated April 1, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K filed with the SEC on April 3, 2025)
8.1*	List of Subsidiaries
10.33	Securities Purchase Agreement between the Company and Vanquish Funding Group Inc. dated October 15, 2025
10.34	Securities Purchase Agreement between the Company and Vanquish Funding Group Inc. dated November 4, 2025
10.35	Securities Purchase Agreement between the Company and Vanquish Funding Group Inc. dated January 22, 2026
10.36	Securities Purchase Agreement between the Company and Labrys Fund II, L.P. dated November 12, 2025
10.37	Securities Purchase Agreement between the Company and Boot Capital LLC dated January 22, 2025
10.38	Form of Note between Company and Boot Capital LLC dated January 22, 2026
10.39*	Securities Purchase Agreement between the Company and CFI Capital LLC dated March 18, 2026
10.40*	Convertible Promissory Note between Company and CFI Capital LLC dated March 18, 2026
10.41*	Securities Purchase Agreement between the Company and FirstFire Global Opportunities Fund, LLC dated March 25, 2026
10.42*	Convertible Promissory Note between Company and FirstFire Global Opportunities Fund, LLC dated March 25, 2026
11.1	Code of Ethics (incorporated herein by reference to Exhibit 14.1 to the annual report on Form 20-F (File No. 001-42004), filed with the Securities and Exchange Commission on August 20, 2024)
11.2	Insider Trading Policy of the Company (incorporated herein by reference to Exhibit 19.1 to the annual report on Form 20-F (File No. 001-42004), filed with the Securities and Exchange Commission on August 20, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Company (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-42004), filed with the Securities and Exchange Commission on August 20, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Signature	Title	Date

/s/ Wing Fung Alfred Siu	Chairman, Chief Executive Officer	March 31, 2026
Wing Fung Alfred Siu	(Principal Executive Officer and Duly Authorized Officer)

/s/ Ho Fai Chung	Chief Financial Officer	March 31, 2026
Ho Fai Chung	(Principal Financial Officer and Principal Accounting Officer)

NEWGENIVF LIMITED

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel:	+603-4813 9469
B-11-14, Megan Avenue II	Email :	info@jns-associate.com
12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website :	jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of NewGenIvf Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NewGenivf Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
Kuala Lumpur, Malaysia

March 31, 2026

NEWGENIVF GROUP LIMITED
AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024
(Stated in US Dollars)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$758,621	$457,740
Accounts receivable, net	166,531	49,245
Inventories	335,360	80,813
Deposits, prepayments and other receivables, net	503,588	393,152
Deposit for land acquisition	4,614,749	—
Deposit with a digital asset custodian	34,987	1,000,000
Deposit with futures broker, net	59,369	—
Receivable from agents, net	794,116	1,191,795
Deferred offering costs	116,250	—

Total current assets	7,383,571	3,172,745

Non-current assets
Plant and equipment, net	1,789,110	273,096
Right-of-use assets, net	504,192	98,570
Intangible assets	21,415,069	—
Digital asset, at fair value	1,630,827	—
Other receivable, deposit and other receivables, net	—	33,333

Total non-current assets	25,339,198	404,999
TOTAL ASSETS	$32,722,769	$3,577,744

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$779,280	$1,298,964
Accrued liabilities and other payables	711,892	500,729
Contract liabilities	111,981	63,489
Due to related parties	6,421	154,453
Operating lease liabilities, current	238,105	108,526
Convertible notes	256,056	82,447
Embedded derivative liability	262,616	-
Promissory note	-	500,000
Taxes payable	-	11,746
Total current liabilities	2,366,351	2,720,354

Non-current liabilities
Operating lease liabilities, non-current	272,359	10,231
Convertible notes, non-current	4,097,366	2,328,916

Total non-current liabilities	4,369,725	2,339,147

Total liabilities	$6,736,076	$5,059,501

Shareholders’ equity
Ordinary shares, no par value, unlimited authorized shares and 240,622* and 380* shares issued and outstanding as of December 31, 2025 and December 31, 2024 respectively	$—	$—
Subscription receivable	—	(204,000)
Additional paid-in capital	17,881,176	122,505
Retained earnings / (Accumulated deficit)	8,893,414	(985,994)
Accumulated other comprehensive (loss) income	(143,071)	18,875
Equity attributable to the shareholders of the Company	26,631,519	(1,048,614)
Non-controlling interests	(644,826)	(433,143)
Total shareholders’ equity	25,986,693	(1,481,757)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,722,769	$3,577,744

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued, in December 2025 of 1 share for every 5 shares issued, in January 2026 of 1 share for every 3 shares issued and in March 2026 of 1 share for every 4 shares issued respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Stated in US Dollars)

	December 31,
	2025	2024	2023
Revenues	4,726,433	$5,433,375	$5,136,153
Cost of revenues	(3,770,587)	(3,606,481)	(3,454,368)
Gross profit	955,846	1,826,894	1,681,785

Operating expenses
Selling and marketing expenses	(1,188,711)	(206,314)	(18,030)
General and administrative expenses	(10,493,596)	(2,781,075)	(1,621,513)

Total operating expenses	(11,682,307)	(2,987,389)	(1,639,543)

Operating (loss) income	(10,726,461)	(1,160,495)	42,242

Other income (expenses), net
Other income, net	(8,099)	971,391	111,837
Bargain purchase gain	21,653,835	-	-
Loss on digital assets, net	(332,480)	-	-
Loss on financial assets, net	(700,631)	-	-
Gain on embedded derivative	456,731	-	-
Interest income	2,251	6,953	518
Interest expense	(616,423)	(778,656)	(46,179)
Total other income (expenses), net	20,455,184	199,688	66,176

Income (Loss) before taxes	9,728,723	(960,807)	108,418
Tax income (expense)	-	486,706	-
Net income (loss)	9,728,723	(474,101)	108,418
Less: net (loss) income attributable to non-controlling interests	(150,685)	50,542	(21,775)
Net income (loss) attributable to the shareholders of the Company	9,879,408	$(524,643)	$130,193

Other comprehensive (loss) income
Foreign currency translation adjustment	(222,944)	32,529	(22,704)
Total comprehensive (loss) income	9,505,779	(441,572)	85,714
Less: total comprehensive (loss) income attributable to non-controlling interests	(211,683)	56,908	(27,621)
Total comprehensive income (loss) attributable to the shareholders of the Company	9,717,462	$(498,480)	$113,335

Earnings per share – basic	214.73	$(4,408.76)	$13,019.30
– diluted	3.04	(4,408.76)	13,019.30
Weighted average shares outstanding *- basic	46,009	119	10
- diluted	3,250,020	119	10

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued, in December 2025 of 1 share for every 5 shares issued, in January 26, 2026 of 1 share for every 3 shares issued and in March 2026 of 1 share for every 4 shares issued respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Stated in US Dollars)

	Number of shares*	Ordinary shares	Subscription receivable	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income/(loss)	Total attributable to the shareholders of the Company	Non- controlling interests	Total
Balance, January 1, 2023	167	$—	(319,872)	$1,464,959	$(591,544)	9,570	563,113	$(462,430)	$100,683
Net loss	—	—	—	—	130,193	-	130,193	(21,775)	108,418
Foreign currency translation adjustment	—	—	—	—	—	(16,858)	(16,858)	(5,846)	(22,704)
Settlement of Subscription receivable	—	—	192,308	—	—	—	192,308	—	192,308
Issuance of shares	2	—	—	2,866,856	—	—	2,866,856	—	2,866,856
Balance, December 31, 2023	169	$—	$(127,564)	$4,331,815	$(461,351)	$(7,288)	$3,735,612	$(490,051)	$3,245,561
Net loss	—	—	—	—	(524,643)	—	(524,643)	50,542	(474,101)
Foreign currency translation adjustment	—	—	—	—	—	26,163	26,163	6,366	32,529
Reverse Capitalization	—	—	—	(6,028,690)	—	—	(6,028,690)	—	(6,028,690)
Settlement of Subscription receivable	—	—	127,564	—	—	—	127,564	—	127,564
Remeasurement of share based compensation	—	—	—	(2,766,856)	—	—	(2,766,856)	—	(2,766,856)
Issuance of shares under ELOC/Note Conversion arrangement	211	—	(204,000)	4,586,236	—	—	4,382,236	—	4,382,236

Balance, December 31, 2024	380	$—	$(204,000)	$122,505	$(985,994)	$18,875	$(1,048,614)	$(433,143)	$(1,481,757)
Net Profit	—	—	—	—	9,879,408	—	9,879,408	(150,685)	9,728,723
Foreign currency translation adjustment	—	—	—	—	—	(161,946)	(161,946)	(60,998)	(222,944)
Issuance of shares under ELOC	141,661	—	—	12,620,494	—	—	12,620,494	—	12,620,494
Issuance of shares under conversion	58,424	—	204,000	4,860,427	—	—	5,064,427	—	5,064,427
Issuance of shares for business acquisition	42	—	—	257,500	—	—	257,500	—	257,500
Issuance of shares for share-based compensation to consultant	50	—	—	20,250	—	—	20,250	—	20,250
Issuance of shares for warrant exercise	40,065	—	—	—	—	—	—	—	—

Balance, December 31, 2025	240,622	—	—	17,881,176	8,893,414	(143,071)	26,631,519	(644,826)	25,986,693

*	The shares as presented have been adjusted retrospectively for Reverse Share Splits effected in February 2025 of 1 share for every 20 existing shares issued, in May 2025 of 1 share for every 10 existing share issued, in August 2025 of 1 share for every 5 shares issued, in December 2025 of 1 share for every 5 shares issued, in January 2026 of 1 share for every 3 shares issued and in March 2026 of 1 share for every 4 shares issued respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Stated in US Dollars)

	December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	9,728,723	$(474,101)	$108,418
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of plant and equipment	188,109	19,502	31,173
Amortization of right-of-use assets	311,390	186,762	198,535
Loss on digital assets, fair value	332,480	—	—
Loss on financial assets	700,631	—	—
Amortisation of share-based compensation expense	53,583	33,334	—
Non cash discount on convertible notes	—	402,500	—
Provision of expected credit loss allowance	—	—	625
Interest expense	616,423	778,656	46,179
Impairment on receivable from agency	818,780	—	—
Loss on disposal of subsidiary	47,702	—	—
Waiver of related party balance	—	—	(88,151)
Gain on lease modification	—	(13,092)	—
Gain on promissory note	—	(953,861)	—
Gain on bargain purchase	(21,653,835)	—	—
Embedded derivative gain	(456,731)	—	—
Legal and professional fee	—	—	27,320
(Gain on) Provision for income taxes	—	(486,706)	—
Changes in operating assets and liabilities:
Accounts receivable	(117,285)	(39,871)	1,166
Inventories	(254,547)	45,451	(80,665)
Deposit and other receivables, net	(110,436)	(2,000,851)	(448,266)
Amount due from agency	(421,101)	—	—
Deferred issuance cost	(116,250)	—	—
Accounts payable	(519,684)	1,126,338	71,362
Accrued liabilities and other payables	211,161	(6,750,587)	(51,167)
Contract liabilities	48,492	55,552	(1,352,231)
Operating lease liabilities	(321,915)	(204,846)	(230,433)
Tax paid	(11,746)	11,746	—
Net cash used in operating activities	(10,926,056)	(8,264,074)	(1,766,135)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(135,025)	(53,045)	(69,848)
Investment in financial asset	(760,000)	—	—
Investment in digital assets	(1,000,000)	—	—
Deposit paid for acquisition of land	(4,614,749)	—	—
Acquisition of businesses	(1,050,000)	—	—
Net cash used in investing activities	(7,559,774)	(53,045)	(69,848)

CASH FLOWS FROM FINANCING ACTIVITIES
Amount due from A SPAC I	—	140,000	(140,000)
Finance lease	—	(6,446)	(9,317)
Settlement of Promissory note	(500,000)	—	—
Issuance of convertible notes, net	6,842,500	8,583,597	—
Issuance of shares under ELOC	12,620,496	—	192,308
Interest paid	(26,206)	(677,663)	(24,704)
Amount with related parties	(148,032)	508,738	1,863,206
Subscription receivable	204,000	127,564	—

Net cash provided by financing activities	18,992,758	8,675,790	1,881,493

Net increase/(decrease) in cash and cash equivalents	506,928	358,671	45,510
Effect of foreign currency translation on cash and cash equivalents	(206,047)	44,965	(18,962)
Cash and cash equivalents, beginning of year	457,740	54,104	27,556
Cash and cash equivalents, end of year	758,621	$457,740	$54,104

Supplementary cash flow information:
Taxes paid	—	$—	$—
Interest paid	(26,206)	$(677,663)	$(24,704)

During the year ended December 31, 2025, no cash was exchanged in respect of these transactions:

a.	$4,860,427 of convertible debt was converted into equity.

b.	$20,250 was credited to APIC in relation to shares issued for share-based compensation

c.	$257,500 was credited to APIC in relation to shares issued for acquisition of a business during the year.

During the year ended December 31, 2024, no cash was exchanged in respect of these transactions:

a.	$2,650,000 of convertible debt was converted into equity.

b.	Reversal arising from remeasurement of share-based compensation within prepayment amounting to $2,739,856.

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024
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

On April 3, 2024, the Business Combination was consummated with the Company as the surviving entity.

The following is an organization chart of the Company and its subsidiaries as of December 31, 2025:

The Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
NewGenivf Limited	● A Cayman Islands company ● Incorporated on 16 January, 2019	100%	Investment holding
FFPGS (HK) Limited	● A Hong Kong company ● Incorporated on December 19, 2019	100%	Marketing and administrative services
Well Image Limited	● A Hong Kong company ● Incorporated on July 11, 2008	100%	Investment holding
Med Holdings Limited (“Med Holdings”) (Note)	● A Thailand company ● Incorporated on January 21, 2015	49%*	Investment holding
First Fertility PGS Center Limited (“FFC”) (Note)	● A Thailand company ● Incorporated on March 6, 2014	74%	Provision of IVF treatment
First Fertility Phnom Penh Limited (“FFPP”)	● A Cambodia company ● Incorporated on August 10, 2015	100%	Provision of IVF treatment
Bi Clinic Ltd (“FFBi”)	● A Kyrgyzstan company ● Incorporated on December 16, 2021 ● Acquired on December 17, 2024	100%	Provision of IVF treatment, surrogacy and ancillary caring services
MicroSort Lab Services LLC	● A US company ● Incorporated on June 16, 2025	100%	Specialized applications, in provision of IVF treatment
NewGenDigital Limited	● A BVI company ● Incorporated on January 21, 2025	100%	Investment Holding
NewGenProperty Limited	● A BVI company ● Incorporated on September 18, 2025	100%	Investment Holding
HyFi Innovations Limited	● A Hong Kong company ● Incorporated on October 20, 2025	100%	Tokenization Service

Incorporated subsequent to the financial year end:
NewGenBiz Limited	● A BVI company ● Incorporated on January 13, 2026	100%	Investment Holding
NewGenOman Limited	● A BVI company ● Incorporated on February 2, 2026	100%	Investment Holding
Alfred Siu Charitable Foundation Limited	● A Hong Kong Foundation ● Incorporated on February 27, 2026	100%	Charitable activities

The following subsidiary was disposed during the year
深圳前海豐泰仁匯健康科技有限公司 (Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd.)	● A PRC China company ● Disposed on July 29, 2025	100%	Marketing services

*	Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

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

On April 17, 2024, the Company entered into a non-binding term sheet (the “Non-Binding Term Sheet”) with European Wellness Investment Holdings Limited (“EWIHL”) for (i) the potential acquisition of the entire equity interest of EWIHL by the Company for a consideration of US$268,000,000 to be payable by issuing 53,600,000 ordinary shares of the of the Company to the shareholder(s) of EWIHL or its associate and (ii) the fund-raising activity by the Company from public or private shareholders, and in a form mutually acceptable to the parties, including structured equity investment for up to US$30 million. On December 11, 2024, NewGenIvf announced its entry into a binding term sheet with European Wellness Investment Holdings Limited (“EWIHL”) for the above proposed reverse merger, completion of which was subject to, among other conditions, the completion of due diligence, the negotiation of a definitive agreement, and obtaining adequate financing. On March 31, 2025, the Company terminated the binding term sheet with healthcare company EWIHL regarding their previously announced reverse merger transaction on the grounds of non fulfilment of certain criteria as contained in the term sheet.

On May 24, 2024, the Company received a deficiency letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of its non-compliance with two (2) listing requirements for continued listing on Nasdaq pursuant to Nasdaq Listing Rules. On November 21, 2024, a delisting notice was received from the continued non-compliance. The Company had filed to appeal the delisting determination and undertook several strategic actions to regain compliance with Nasdaq’s listing require. On February 27, 2025, the Company received approval for the transfer of the Company’s securities from the Nasdaq Global Market to the Nasdaq Capital Market and on March 10, 2025 met its compliance with the listing requirements thereof.

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

At the Initial Closing, the Company also sold to JAK a Series A Warrant to purchase 1,325,301 Class A Shares and a Series B Warrant to purchase 180,722 Class B Shares subject to Reverse Stock Split adjustments

Additionally, in connection with the Securities Purchase Agreement, the Company entered into amendment and exchange agreements with certain holders of its convertible promissory notes (the “Existing Notes” and each of such amendment and exchange agreements, “Amendment and Exchange Agreement”), pursuant to which the Company will exchange the Existing Notes by issuing, among other things, (i) senior convertible notes in the aggregate principal amount of $2,700,000 (the “Exchange Notes”) and (b) a series of warrants to initially acquire up to a certain number of ordinary shares to the holders of the Existing Notes set forth therein or in the Amendment and Exchange Agreement (the “Exchange Warrants”)

On August 28, 2024, the Company consummated the second tranche of its debt financing under the terms of the Securities Purchase Agreement. At the closing of the second tranche, the Company sold to JAK Opportunities VI LLC (“JAK”) a senior convertible note (the “Note”) in the principal amount of $500,000.

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

On February 28, 2025, the Company completed its acquisition of the MicroSort business from Genetics & IVF Institute, Inc. (“GIVF”). Pursuant to a Purchase Agreement dated January 21, 2025 between the Company and GIVF (“Purchase Agreement”), the Company purchased all of the Assets (as defined in the Purchase Agreement) and IP Licenses (as defined in the Purchase Agreement) relating to the MicroSort business from GIVF for a total cash consideration of for US$5 million, which was satisfied through a combination of US$750,000 in cash and the issuance of 2,500,000 ordinary shares (as was adjusted to 42 ordinary shares after all the Reverse Stock Splits done as of this Report date at date of completion) at a deemed value of US$1.70 per share.

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

On March 31, 2025, the Company’s Board approved certain amendments to its Share Incentive Plan of 2024, the awards of which are valid for a period of 10 years from March 28, 2025, whereby the maximum aggregate number of shares with respect to which Awards may be granted under the Plan shall be 1,054,260 Shares (351 ordinary shares as adjusted for reverse stock splits in May 2025, August 2025, December 2025, January 2026 and March 2026) and has been increased in March 2026 by the Board to 454,812 ordinary shares (113,703 ordinary shares as adjusted by reverse stock split in 16 March 2026) of the Company as of the date of this Report. which may be increased from time to time as determined by the Board or Committee of the Board, in an amount equal to 20% of the then outstanding ordinary shares of the Company at the time of such increase. Shares may be made available from Shares held in treasury or authorized but unissued shares of the Company not reserved for any other purpose. To date, no shares have been awarded under this Plan.

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

The 2025 Securities Purchase Agreement is filed as Exhibit 4.1 of the Company’s current report on Form 6-K dated April 3, 2025 and is incorporated by reference herein. The first tranche of $3,200,000 was received on June 3, 2025

On April 2, 2025 and July 16, 2025, the Company consummated the fourth and fifth tranche of its debt financing under the terms of its existing Securities Purchase Agreement with the investor, At the closing of the fourth and fifth tranche, the Company sold to the investor a senior convertible note in the principal amount of $2,000,000 each. The Note bears an interest rate of 14.75% per annum and may be adjustable from time to time pursuant to its terms. The funding from these arrangements with the investor is intended to be used to finance the establishment of a fertility clinic in Dubai.

On July 24, 2025, NewGenIvf signed a Purchase Agreement to acquire the Nodexus business which included certain tangible assets, company domain and six patents from Nodexus Inc, a distressed company, for a consideration of $300,000. The technology associated with the patents is related to cell sorting to be performed via a device called NX One and could be applied in different fields including In Vitro Fertilization. The Patents would allow NewGenIvf to penetrate the IVF market in the United States by leasing the NX One to clinics that provide IVF treatments in the United States. The clinics would utilize the NX One to perform gender selection services and detect potential genetic diseases during the IVF process and charge a service fee from customers.

On October 6, 2025, NewGenProperty Limited (“NewGenProperty”), a wholly owned subsidiary of the Company, entered into a joint venture agreement with BNW to develop the Plot. Under the terms of the joint venture agreement, NewGenProperty shall hold 60% of the joint venture, and be responsible for funding 36% of the purchase price of the Plot to the Master Developer, while BNW shall be responsible for all the other cashflow and financing requirements of the project. In the event that BNW pays the balance of the Purchase Price of the Plot to the Master Developer, NewGenProperty shall reimburse BNW in accordance with the provisions of the joint venture agreement. NewGenProperty’s entitlement is an amount equivalent to 36% of the Gross Sales Revenue or Gross Sellable Area generated from the project, with deductions including (i) up to 10% of External and Internal Real Estate Agent and Brokerage Fees; (ii) 2% of Gross Sales Revenue for BNW’s Marketing Fees; and (iii) any amounts paid by the Developer towards the balance of the Purchase Price of the Plot on behalf of NewGenProperty.

On October 15, 2025, November 4, 2025 and January 22, 2026, the Company entered into three Convertible Promissory notes with Vanguish Funding Group, in amount to $257,000, 157,000 and $107,000 respectively and also November 12, 2025, the Company entered another Convertible Promissory notes with Labrys Fund II, L.P. Note, totaling to $250,000.

On November 3, 2025, the Company announced the execution of a non-binding term sheet regarding a proposed reverse merger (the “Proposed RTO”) with SAXA, Inc. (“SAXA”), an international holdings company focused on mining and processing operations. On November 5, 2025, the Company announced the signing of an service agreement with SAXA to act as the worldwide agent for the tokenization of an initial US$100 million tranche of SAXA’s gold-backed assets (“Tokenization Engagement”). The Tokenization Engagement was intended to be the first part of a two-part transaction culminating in the Proposed RTO. The Proposed RTO was subject to completion of due diligence, and negotiation of a definitive agreement, among other conditions. As the conditions set out in the term sheet, in particular, with respect to due diligence and execution of definitive agreements, had not been satisfied by SAXA by the later of: (i) the end of the 30-day period as set out in the term sheet; or (ii) the tentative timetable with completion by January 28, 2026 as set out in the term sheet, the Company will not be proceeding with the Proposed RTO, or the Tokenization Engagement. No material agreements have been entered into between SAXA and the Company, and the Company is not pursuing any transaction with SAXA.

On November 10, 2025, Board of Directors (the “Board”) has authorized a share repurchase program under which the Company may repurchase up to US$2 million of its outstanding Class A ordinary shares over the next 24 months (“Share Repurchase Program”). The Company plans to adopt and implement this Share Repurchase Program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

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

Ms. Florianna Ann Chi Wan Chan was appointed as a director of the Company, effective April 15, 2025, to fill the vacancy on the Audit Committee and the Compensation Committee created by Mr. Foo’s resignation. Ms Chan has over 20 years of experience in project management, real estate development, and luxury hospitality, and is a proven leader in driving growth and operational excellence. Since 2015, Ms. Chan has led Lab Concept Company Limited, a subsidiary of The Lane Crawford Joyce Group, where she successfully restructured operations, spearheaded rebranding, and digitized processes, achieving significant revenue growth. Previously, she held senior roles at VCC Company Limited, Eton Properties, and Crown Macau, excelling in real estate development, marketing, and VIP services. She holds a Bachelor of Hospitality Management from Central Queensland University in Australia and an Advanced Diploma from William Angliss Institute of TAFE. Fluent in Cantonese, Mandarin, and English, Ms. Chan brings a deep understanding of Asia Pacific markets and a strategic vision that will drive the Company’s continued growth and success.

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

Business combination and gain on bargain purchase

The Company adopted ASC 805, the accounting for business combinations which requires the application of the acquisition method. This method mandates that the acquiring entity recognize all assets acquired and liabilities assumed at their acquisition-date fair values. Gain on a business acquisition is recognized in earnings only in the specific circumstance of a “bargain purchase.” This occurs when the fair value of the identifiable net assets acquired exceeds the total consideration transferred (including the fair value of any non-controlling interest). It requires the acquirer to first meticulously reassess all measurements—including the identification and valuation of assets, liabilities, and the consideration—to ensure the gain is not a measurement error. Once confirmed, the resulting bargain purchase gain is recognized in profit or loss on the acquisition date. This treatment reflects the economic benefit obtained by the acquirer from purchasing net assets for less than their aggregate fair value. Under US GAAP, the distinction between acquiring a business and acquiring a group of assets is determined by a defined screen test. A transaction is accounted for as a business combination only if the acquired set meets the specific definition of a business, which requires an integrated set of activities with, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Segmental Reporting

As a public entity with securities listed on the Nasdaq Stock Market, the Company is required to apply the provisions of ASC 280, Segment Reporting. The Company determines its operating segments based on the information used by the Chief Operating Decision Maker (CODM) to allocate resources and assess performance. The CODM has been identified as the Chief Executive Officer.

The CODM reviews financial information at the operating segment level on a regular basis. Based on this review process, the Company has determined its reportable segments to be IVF Revenue and Fertility Referral Revenue. These segments reflect how the CEO manages the business, evaluates performance, and makes strategic decisions regarding resource allocation.

The CODM evaluates the performance of each segment based on segment contribution margin. Significant expenses are reviewed by CEO and it is determined that expenses related to Fertility Referral Revenue are immaterial and thus there is no need to segregate the expenses under different segments. Other segment items represent general and administrative and other miscellaneous expenses not separately reported to the CODM.

As a public entity with securities listed on the Nasdaq Stock Market, the Company applies the provisions of ASC 280, Segment Reporting. Segment assets are not regularly provided to the CODM and are therefore not reported in the segment disclosures.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements includes the impairment of long-lived assets including the intangible assets, revenue recognition, fair value measurement of digital assets, assessment of whether an acquisition is that of a business or an asset and recognition of bargain purchase gain, determination of embedded derivatives requiring bifurcation and valuation thereof.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, FFPGS (HK) Limited and Well Image Limited, are Hong Kong dollar (“HK$”). Med Holdings and FFC use Thai baht (“THB”) as their functional currencies. The other subsidiaries use United States dollar (“USD”) as their functional currencies.

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

		2025	2024	2023
Period-end	$: HK$	7.8000	7.8000	7.8000
Period average	$: HK$	7.8000	7.8000	7.8000
Period-end	$: THB	31.4215	34.3353	34.2265
Period average	$: THB	31.7436	35.2262	34.7867
Period-end	$: RMB	7.2001	7.2994	7.0971
Period average	$: RMB	7.2327	7.1946	7.0835

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Deposits, prepayments other receivables, net

Deposits, other receivables, net primarily include deposits paid to suppliers and prepaid expenses.

 Legal and professional fees incurred in connection with issuing convertible debt are deferred and amortized over the life of the debt. These costs are presented as a direct deduction from the carrying amount of the debt liability on the balance sheet (per ASC 835-30).

Digital assets, fair value

The Company accounts for crypto assets in accordance with ASC 350-60, Intangibles — Goodwill and Other — Crypto Assets. We have ownership of and control over our digital assets and use third-party custodial services to store the private keys that provide access to the digital assets in its digital wallets. Digital assets are initially recorded at cost and are subsequently remeasured at fair value, with changes in fair value recognized in net income in the period of change.

We determine and record the fair value of our digital assets in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level I inputs). We determine the cost basis (using the first-in, first-out (“FIFO”) method) of our digital assets using the specific identification of each unit received. Realized and unrealized gains and losses are recorded in Other income (expense), net in the Consolidated Statements of Operations.

Share based compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718-10, Compensation-Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment arrangements related to the acquisition of goods and services from both non-employees and employees based on fair values of the shares at grant date represented by the closing prices of the Company’s common stock at the respective grant date in accordance with ASC 718. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that relate to the service period during the year.

Prepaid share-based compensation is recorded when the Company issues fully vested, nonforfeitable share-based payment awards to nonemployees on the grant date, when the nonemployee earns the right to receive and where no specific performance is required by the nonemployee to retain those equity instruments, in accordance with ASC 718-10-45-3. The prepayment is recorded where the shares are issued before the financial year end in accordance with the grant date and represents the fair value of goods or services that are to be received from the nonemployee subsequent to the financial period end.

Compensation cost for awards that do not have an established accounting grant date, but for which the service inception date has been established is based on the best estimate of fair value of Company’s common stock at the end of each reporting period and a corresponding accrual is recorded.

Share-based compensation cost is recognized over the requisite service period for employees and over the service period for non employees.

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

Intangible Assets

Intangible assets acquired from third parties are measured initially at fair value and those with an infinite live are not amortized. The Company annually evaluates the recoverability of the infinite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. To test indefinite-lived intangible assets for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test. The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions and changes in projected future cash flows. The quantitative assessment compares the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate. If such a review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

As of December 31, 2025, and 2024, the Company did not record an impairment on the intangible assets.

Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

There was no impairment loss on plant and equipment for the year ended December 31, 2025 and 2024.

Deposit with futures broker, net

The Company accounts for financial assets, derivative instruments, and broker margin balances in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, ASC 820, Fair Value Measurement. The Company has engaged in trading of exchange-traded equity index futures through a margin account maintained with a regulated futures broker. Futures contracts are accounted for as derivative instruments under ASC 815.

The Company does not designate any derivative instruments as hedging instruments for accounting purposes. Accordingly, all derivatives are accounted for at fair value with changes in fair value recognized in earnings as incurred. Realised and unrealised gains and losses arising from derivative trading activities are recorded within other income (expense) in the consolidated statement of comprehensive income.

Cash deposited with a futures broker to support margin requirements is included within deposit held by futures broker. The margin account reflects the accumulation of realised gains and losses from futures transactions, brokerage commissions, margin interest, and other related charges. Broker margin accounts may include balances denominated in multiple currencies. Amounts related to trading activity are primarily accumulated in Japanese yen (“JPY”), while margin deposits are funded principally in U.S. dollars (“USD”).

Upon closure of a margin account, cash proceeds are expected to be received net of outstanding broker charges and financing costs.

Interest incurred on negative balances within broker margin accounts is recognized as interest expense in the period incurred and included within other income (expense) or finance costs, as applicable.

Exchange-traded futures contracts are measured at fair value using quoted prices in active markets. When outstanding, such instruments are classified within Level 1 of the fair value hierarchy described in ASC 820.

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

Deferred offering costs

Deferred offering costs, which consist of legal and other expenses incurred through the balance sheet date that are directly related to the proposed public offering, are capitalized, and will be charged against the gross proceeds of the offering and recorded as reduction of shareholders’ equity upon the completion of the proposed offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to the statements of operations and comprehensive income (loss).

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

Debt issuance and offering costs are amortized over the contractual term of the Convertible Notes, to the consolidated statements of operations in accordance with ASC 835-30-45-1A and presented as a reduction of the amortised cost of the Convertible Note.

The convertible notes are subsequently recorded at amortized cost, with interest expense recognized using the effective interest method. The derivative liability, if any is remeasured at fair value at each reporting date and any gain or loss on fair value is recognized in the statement of comprehensive income.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding.

Equity-classified

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. Warrants classified as equity instruments are initially recognized at fair value within additional paid in capital and are not subsequently remeasured. The warrants have been assessed to meet the requirements for equity classification and accounted for as equity. Upon exercise of the warrants, the Company will record the proceeds received, together with the carrying value of the warrants, as an increase to common stock and additional paid-in capital. Warrants that expire unexercised will be derecognized with no impact on the statement of operations

Liability-classified

For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance and are remeasured at each reporting date until settlement. Changes in fair value is recognized as a component of change in fair value of warrant liability in the condensed consolidated statements of operations and as a non-cash gain or loss in the condensed consolidated statement of comprehensive loss. Transaction costs allocated to warrants that are presented as a liability are immediately expensed in the consolidated statements of operations and comprehensive loss.

No liability classified warrants have been issued as of December 31, 2025.

Promissory Notes

Promissory notes, are of non-interest bearing and recorded at original cost. They are subsequently measured at amortised cost, with interest expense recognized using the effective interest method in the consolidated statement of income.

Ordinary shares

The Company’s ordinary shares are stated at no par value. The difference between the consideration received, net of issuance cost, is recorded in additional paid-in capital.

Pursuant to ASC 505, reverse stock splits are applied retrospectively. Consequently, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted to reflect the reverse stock split. This retrospective adjustment includes the recalculation of shares within equity and ensures that basic and diluted earnings per share, as well as all other share-based information such as stock options and warrants, are presented as if the reverse stock split had been in effect for all periods disclosed.

The equity of the Company as of December 31, 2025 represents 240,622 ordinary shares with par value of $Nil. The number of shares as above have taken into consideration the reverse stock split effected on February 11, 2025, May 6, 2025, August 4, 2025, December 1, 2025, January 26, 2026 and March 16, 2026 at an exchange ratio of one (1) share for twenty (20) shares, one (1) share for ten (10) shares, one (1) share for five (5) shares, one (1) share for five (5) shares, one (1) share for three (3) shares and one (1) share for four (4) shares respectively.

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

The Company enters into verbal agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and consent forms are signed by the customers prior to each promised service or bundle of services are inter dependent. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component as settlement is predominantly required prior to performance of the promised service.

The Company derives its revenues from two sources: (1) revenue from IVF treatment, and (2) revenue from fertility referral services.

Revenue from IVF treatment

In vitro fertilization (“IVF”) treatment is an assisted reproductive technique where eggs and sperm are collected and fertilized in laboratory to become embryo. Fertilized embryo is then implanted to the customer or a surrogate mother. IVF treatment involves the performance of a series of medical treatment as well as procedures and brings benefits to clients as the service of bundles service is completed. Revenue from IVF treatment is recognized at a point in time when different treatment and/or procedure or bundles thereof, are completed in clinic. The full completion of the various procedures and treatments are evidenced by treatment cards and reports included within the patient files indicating successful completion of the service. Collections from customer who are individuals are received in advance of the service, whereas for entities, a credit term of 30 days is provided.

Revenue from Fertility Referral services

The Company arranges fertility referral services for customers seeking IVF and/or surrogacy services and earns referral fee income. Upon a customer inquiry, the Company evaluates the customer’s needs and, if appropriate, refers them to independent third-party agents.

In these arrangements, the Company’s performance obligation is satisfied upon the successful referral of the customer to the independent agent. Referral fee revenue is recognized when the Company transfers control of the service by completing the referral, as this represents the point at which the Company’s obligation is fulfilled and the customer (the agent) simultaneously receives and consumes the benefits.

The transaction price consists of a referral fee, which is negotiated with the agent on a case-by-case basis. As the referral fee is contingent upon the agent’s acceptance of the referral and subsequent income received from the agent, revenue is constrained until it is probable that a significant reversal will not occur. Accordingly, revenue is recognized at the point in time when the referral fee is received from the agent, as this is when the uncertainty surrounding the consideration is resolved and the Company’s right to consideration becomes unconditional.

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

Earnings per share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation.

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

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires public entities to disclose, in a tabular format in the notes to the financial statements, specific information about certain costs included in common expense captions. This standard mandates the disaggregation of natural expenses—such as employee compensation, depreciation, and inventory costs—from broader captions like “cost of services” or “selling, general and administrative expenses.” Although this ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted, the Company is currently evaluating the potential impact of this new guidance on its financial statement disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient to simplify the application of the current expected credit loss (CECL) model for current accounts receivable and contract assets arising from ASC 606 revenue transactions. Such practical expedient permits entities to assume that current economic conditions as of the balance sheet date will remain unchanged for the remaining life of these short-term assets, eliminating the need to develop and document forward-looking macroeconomic forecasts. For healthcare entities with significant patient accounts receivable, third-party payor contract assets, or government reimbursement receivables, this simplification reduces compliance costs and complexity while continuing to require consideration of historical loss experience and current conditions such as customer-specific financial distress or changes in credit policies. The guidance is effective for annual periods beginning after December 15, 2025, applied prospectively, and early adoption is permitted. The Company plans to adopt this practical expedient and will update its credit loss estimation policies and related disclosures accordingly.

Save for elsewhere disclosed, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$166,552	$49,264
Less: allowance for expected credit loss	(21)	(19)
	$166,531	$49,245

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit loss, based on the invoice date is as follows:

	December 31, 2025	December 31, 2024

Current	25,548	-
Within 60 days	6,677	-
Within 90 days	1,941	49,245
More than 90 days	$132,365	$-
	$166,531	$49,245

The movement of allowances for expected credit loss is as follow:

	December 31, 2025	December 31, 2024
Balance at beginning of the year	$(19)	$(19)
Reversal of expected credit losses	(2)	-
Ending balance	$(21)	$(19)

NOTE 4 — INVENTORIES

Inventories, at cost, consist of the following:

	December 31, 2025	December 31, 2024
Medicines, consumables and reagents for clinical and laboratory analyses	$77,296	$80,813
Supplements	258,064	-
	$335,360	$80,813

NOTE 5 — DEPOSITS, PREPAYMENT AND OTHER RECEIVABLES, NET

Deposits, prepayment and other receivables cost, net consist of the following:

	December 31, 2025	December 31, 2024
Current
Other receivables	$33,442	$121,533
Deposits	199,935	73,917
Prepayment	120,542	197,706
Loan receivable from a third party (a)	75,000	-
Advanced payment to supplier	74,674	-
Less: allowance for expected credit loss	(5)	(4)
	$503,588	$393,152

Deposit with a digital asset broker	$34,987	$1,000,000

Receivables from agents	$794,116	$1,191,795

Deposit for land acquisition (b)	$4,614,749	$-

Non-current
Prepayment	$-	$33,333

(a)	The loan is unsecured, interest free and is repayable on demand.

(b)	No definitive agreement has been concluded to date regarding this deposit paid for the acquisition of land in Ras Al Khaimah, UAE.

The movement of allowances for expected credit loss is as follow:

	December 31, 2025	December 31, 2024
Balance at beginning of the year	$(4)	$(14)
Provision during the year	(1)	-
Reversal of provision (Provision)	-	10
Ending balance	$(5)	$(4)

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31, 2025	December 31, 2024
At cost:
Building improvement	$247,515	$196,929
Furniture and fixtures	1,550,061	25,390
Medical instruments	1,052,578	785,776
Motor vehicle	-	142,936
Office equipment	167,234	361,385
	3,017,388	1,512,416
Less: accumulated depreciation	(1,228,278)	(1,239,320)
Total	$1,789,110	$273,096

Depreciation expenses for the years ended December 31, 2025 and December 31, 2024 were $188,109 and $19,502, respectively.

No impairment loss was recorded for the years ended December 31, 2025 and December 31, 2024

NOTE 7 — INTANGIBLE ASSETS

The intangible assets comprise:

(ii)	A trademark and technology upon the acquisition of MicroSort Lab Services, LLC (“MicroSort”) on February 28, 2025 valued at $3,495,335, refer Note 21, and

(ii)	An intellectual property upon the acquisition of the business of Nodexus Inc (“Nodexus”) on July 29, 2025 valued at $19,166,000, refer Note 21.

NewGenIvf exclusively owns the MicroSort Technology. MicroSort technology is a form of pre-conception gender selection technology for humans. MicroSort technology aims to separate male sperm cells based on which gender chromosome they contain, which results in separated semen samples that contain a higher percentage of sperm cells that carry the same gender chromosome. The technology ultimately helps couples choose the gender of their future child by choosing semen samples that predominately contain sperm with the X chromosome for a female or Y chromosome for a male. Traditionally and naturally, gender selection occurs after conception, meaning after the eggs are fertilized. As a result, some fertilized eggs will go unused. However, with MicroSort technology, NewGenIvf is able to increase the ratio of male or female embryos, based on the patient’s preference. Eggs are more likely to be fertilized according to the preferences of the parents. Other improvements that MicroSort treatment could help achieve include prevention of certain gender-related hereditary diseases.

NewGenIvf acquired patents from Nodexus Inc, in 2025, which is a biotechnology company revolutionizing live cell analysis and isolation through its advanced microfluidic technology. The company’s flagship NX One platform is an automated, benchtop system designed to make high-precision cell sorting more accessible and affordable for a wide range of laboratories, from academic institutions to biopharma firms. Unlike traditional, high-pressure sorters that can damage fragile cells, Nodexus utilizes a proprietary technology that operates at incredibly low pressures (under 1 psi), ensuring high cell viability during the sorting process. The system employs single-use, closed cartridges that maintain sterility, prevent cross-contamination, and support the sorting of diverse particle types, from small yeast cells and nuclei to large, delicate organoids up to 200 micrometers in size. This versatile and gentle approach has critical applications in cutting-edge research areas, including CRISPR gene editing, stem cell therapy development, cancer biology, and single-cell genomics. This technology can facilitate the gender selection as well as avoiding genetic diseases in the IVF treatment.

The Company has identified these intangible assets as indefinite life intangible assets as there are currently no legal, competitive, economic or other factors that materially limit the useful life of the Company’s intangible assets.

ASC 350-30-35, Intangibles - Goodwill and Other, provides for an option to first perform a qualitative assessment to determine whether it is more likely than not that an asset is impaired. If the qualitative assessment supports that it is more likely than not that the fair value of the asset exceeds its carrying value, a quantitative impairment test is not required. If the qualitative assessment does not support the fair value of the asset, then a quantitative assessment is performed. Our annual impairment assessment of our identifiable indefinite lived intangible assets is performed as of the fourth quarter of each year. An assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. If the carrying value of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

As of December 31, 2025, the Company performed a qualitative assessment, during the fourth quarter of 2025, to determine whether it was more likely than not that the carrying amounts of its intangible assets were impaired. This assessment considered a number of qualitative factors, including but not limited to:

-	Macroeconomic conditions,

-	Industry and market trends,

-	Cost factors,

-	Overall financial performance of the asset,

-	Legal and regulatory environment, and

-	Relevant internal reporting and management’s plans

Based on this qualitative assessment, management did not identify any events or changes in circumstances that would indicate that the carrying amounts of the Company’s intangible assets are not recoverable. The qualitative impairment assessment of the indefinite intangible assets indicated that the fair value of such assets exceeded their carrying value and therefore were not at risk of impairment. Accordingly, no quantitative impairment test was deemed necessary, and no impairment losses were recognized for the year ended December 31, 2025.

NOTE 9 — DIGITAL ASSETS, FAIR VALUE

During the year ended December 31, 2025, the Company began investing excess treasury balances in certain digital assets, comprising Solana (“SOL”), Bitcoin (“BTC”), Ethereum (“ETH”), and a cryptographic token native to the XRP Ledger (“XRP”), all of which are blockchain-based crypto assets, as part of its capital allocation strategy. The Company’s primary business remains the provision of in-vitro fertilization (“IVF”) services, and digital asset activities are not part of its core operating activities. The Company does not engage in mining, staking, lending, nor other yield-generating crypto asset activities.

Investments and dispositions in digital assets during the year ended December 31, 2025 are made in cash through a third-party trading platform. The Company did not receive digital assets from customers nor use digital assets as payment for goods or services.

Digital Asset Holdings as at December 31, 2025

The following table presents information about the Company’s crypto asset holdings at December 31, 2025:

Crypto asset	Units held	Cost basis (USD)	Fair value (USD)
Solana (SOL)	13,000.23	$2,906,222	$1,630,827
Bitcoin (BTC)	–	–	–
Ethereum (ETH)	–	–	–
XRP	–	–	–
Total		$2,906,222	$1,630,827

The fair value per unit of Solana as at December 31, 2025 was approximately $125, based on quoted prices in active markets.

Reconciliation of Digital Asset Activity

The following table summarizes activity in digital assets for the year ended December 31, 2025 (in units):

	SOL Units	BTC Units	ETH Units	XRP Units
Balance at January 1, 2025	–	–	–	–
Purchases during the year	46,118.55	8.77	8.95	146,432.14
Sales during the year	(33,118.32)	(8.77)	(8.95)	(146,432.14)

Balance at December 31, 2025	13,000.23	-	-	-

	SOL (USD)	BTC (USD)	ETH (USD)	XRP (USD)	Total (USD)
Realised gains (Losses)	919,720	12,569	223	10,849	942,915
Unrealized gains (losses)	(1,275,395)	–	–	–	(1,275,395)
Net Gain/Loss	(355,675)	12,569	223	10,849	(332,480)

The company recorded and presented the Net loss as a separate line item within other income (expense), net in the Consolidated Statements of Operations.

Only Solana remained held at year-end; all BTC, ETH, and XRP positions were fully liquidated prior to December 31, 2025.

As of December 31, 2025, the Company’s crypto assets were not subject to contractual sale restrictions, pledges, or lock-up arrangements.

Fair Value Measurement

Crypto assets are measured using Level 1 inputs within the fair value hierarchy under ASC 820, based on quoted prices for identical assets in active markets.

NOTE 10 — DEPOSIT WITH FUTURES BROKER, NET

During the year ended December 31, 2025, the Company engaged in trading of exchange-traded equity index futures through a margin account maintained with a regulated futures broker. These contracts were accounted for as derivative instruments under ASC 815, Derivatives and Hedging, and were not designated as hedging instruments for accounting purposes.

The margin deposit, which is denominated in US$, represents cash funds placed with the futures broker to support margin requirements and trading activities denominated in Japanese yen (“JPY) within the margin account. Realised gains and losses from futures transactions, along with brokerage fees, margin interest, and other associated charges, were accumulated within the margin account.

As of December 31, 2025, the Company had a margin deposit held with the broker of US$ 760,000, and a margin account of accumulated trading losses and margin-related charges of JPY 109,875,291 (US$700,631), which are presented as a net amount of US59,368.

Prior to the financial year end, the Company has ceased all derivative trading activities. Upon subsequent closure of the margin account in the near term, any remaining cash balances are expected to be remitted to the Company net of outstanding broker charges and financing costs.

All realised and unrealised gains and losses arising from futures trading activities during the year were recognized in earnings within other income (expense) in the consolidated statement of comprehensive income.

Fair Value Measurements

The futures contracts traded during the year were exchange-traded instruments valued using quoted prices in active markets and, when outstanding, would have been classified within Level 1 of the fair value hierarchy under ASC 820, Fair Value Measurement.

As of December 31, 2025, the Company held no derivative assets or liabilities subject to recurring fair value measurement.

NOTE 11 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31, 2025	December 31, 2024
Accrued expenses	$514,169	$201,455
Customer deposit	-	6,349
Withholding tax payable	1,889	4,361
Independent director fee payable	-	20,000
Compensation payable	105,446	100,802
Other payables	90,388	167,762
	$711,892	$500,729

Compensation payable represents a claim relating to an employee of the subsidiary.

NOTE 12 — CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31, 2025	December 31, 2024
Balance at beginning of year	$63,489	$7,937
Advance billings to customers during the year	57,274	75,340
Recognized to revenue during the year	(8,782)	(19,788)
Balance at end of year	$111,981	$63,489

NOTE 13 — CONVERTIBLE NOTES AND DERIVATIVE LIABILITY AND WARRANTS

Convertible Notes

	December 31, 2025	December 31, 2024
Convertible notes, at amortised cost are as follows:
Convertible notes issued	$4,701,738	3,059,595
Less: Deferred debt issuance cost	$(348,316)	(648,232)

Convertible notes, net	$4,353,422	2,411,363

Presented as:
Current liability	$256,056	82,447
Non-current liability	4,097,366	2,328,916
Convertible notes, net	$4,353,422	2,411,363

As of December 31, 2025, the Company had the following outstanding convertible notes:

Note Holders	Principal Amount	Conversion Price	Coupon Rate	Issuance Date	Maturity Date	Fair Value at December 31, 2025	Fair Value level
JAK & affiliated holders	$3,150,000	1.7	10%	2025-06-03	2028-06-02	$2,831,611	Level 2
JAK & affiliated holders	1,475,000	0.63	14.75%	2025-07-16	2030-01-16	1,736,145	Level 2
Vanquish Funding Group Inc	257,000	25% discount of lowest traded price during 10 trading days immediately preceding the conversion date	10%	2025-10-15	2026-07-30	257,673	Level 2
Labrys Fund II, LP	250,000	15% discount of lowest traded price during 10 trading days immediately preceding the conversion date	USD 39,285.71 for 6 instalments	2025-11-12	2026-11-11	156,063	Level 2
Vanquish Funding Group Inc	157,000	25% discount of lowest traded price during 10 trading days immediately preceding the conversion date	10%	2025-11-04	2026-07-30	235,900	Level 2

During the year period ended December 31, 2025, a total of $7,200,000 of convertible promissory notes were issued with a discount of 7% to JAK. These Notes are to be settled by way of cash or may be converted to Class A ordinary shares. The conversion of these notes is subject to certain criterions as mentioned in the Convertible Note Agreements, which include a beneficiary cap of 9.9% of shareholdings in the Company by JAK.

On October 15, 2025, the Company entered into an additional Securities Purchase Agreement with Vanquish Funding Group Inc. (“Vanquish SPA”), pursuant to which, amongst other things, (i) the Company agreed to sell a convertible note in the aggregate principal amount of $257,000, convertible into Class A Ordinary Shares pursuant to its terms; and (ii) the parties may agree to additional tranches of funding up to $2,200,000 during the following twelve months. The first tranche of $257,000 was received on October 15, 2025. The second tranche of $157,000 was received on November 10, 2025. The third tranche of $107,000 was received on January 30, 2026.

On November 12, 2025, the Company entered into a Securities Purchase Agreement with Labrys Fund II, L.P. (“Labrys SPA”), pursuant to which, amongst other things, (i) the Company agreed to sell a convertible note in the aggregate principal amount of $250,000, convertible into Class A Ordinary Shares pursuant to its terms and the funding of $250,000 was received on November 15, 2025.

During the year ended December 31, 2025, a total of $ 2,725,000 of convertible notes were converted into 58,424 ordinary shares by the note holder (adjusted by Reverse Stock Splits in 2025 and 2026 as of this report date), thereby increasing our shareholder equity by the same amount.

During the year ended December 31, 2024, a total of $5,800,000 of convertible promissory notes were issued with a discount of 7%. These Notes are to be settled by way of cash or may be converted to Class A ordinary shares. The conversion of these notes are subject to certain criterions as mentioned in the Convertible Note Agreements, which include a beneficiary cap of 9.99% of shareholdings in the Company by JAK.

During the year ended December 31, 2024, a total of $2,650,000 of convertible notes were converted into 117 (adjusted by four Reverse Stock Splits in 2025 and two Reverse Stock Splits on January 26, 2026 and March 16, 2026) ordinary shares by the note holder, thereby increasing our shareholder equity by the same amount.

Interest expense amounted to $504,136 and $765,177 for the period ended December 31, 2025 and December 31, 2024 respectively and has been calculated based on the effective interest rate for each convertible note.

The transaction costs incurred on issuance of the Notes are capitalized and amortised over the term of the Notes as follows:

	December 31, 2025	December 31, 2024
Balance at beginning of the year	$648,232	$-
Add: capitalized during the year	564,000	929,500
Less: charged to additional paid in capital for converted notes during the year	(777,836)	-
Less: amortized during the year	(86,080)	(281,268)
Ending balance	$348,316	$648,232

Derivative liability

Pursuant to ASC 815, a derivative liability had arisen from the issuance of convertible bonds which have the option of being converted to or exchanged for Class A ordinary shares at any time from date of issuance. The derivative liability is assessed to be a debt requiring to be bifurcated from the host contract and recorded at the fair value.

However, the conversion to ordinary shares is subject to certain terms and criteria as set within the Agreement, which includes restriction of conversion if the shareholdings by the note holder before and after the conversion exceeds 9.99%, for JAK & affiliated holders and Labrys Fund II, LP, as revised and 4.99% for Vanquish Funding Group Inc. As of December 31, 2025, the threshold has not been met, and accordingly the derivative is assessed to have a value of US$262,616 for the portions convertible to the extent of threshold, where relevant.

Free standing instruments – warrants

During the financial year ending December 31, 2025 and 2024, JAK & affiliated holders were issued with 2,142,940 and 3,555,678 warrants respectively to purchase additional Class A ordinary shares at an exercise price of $2.71 and $2.71, respectively (as adjusted for the effects of the reverse stock split in May 2025).

The exercise of these warrants is subject to a 9.99% beneficial cap, as revised, which restricts the holder from exceeding shareholdings in excess of the cap in the Company. As of December 31, 2025 and 2024, the derivative is assessed to have a nil value in view of the cap assessed to have been met with the exercise of the tab convertible notes above.

	December 31, 2025	December 31, 2024
Warrant units:
Balance at beginning of the year*	3,555,678	-
Warrants issued	2,142,940	3,555,678
Less : Exercised	(4,474,290)	-
Ending balance	1,224,328	3,555,678

*	Adjusted for the effects of the RSS in May 2025.

Public and Private – warrants

In connection with its initial public offering, the Company had issued 5,175,000 public warrants and 3,145,000 private warrants in a private placement transaction. Each warrant entitles the holder to purchase one ordinary share of the Company at an exercise price of $11.50 per share (subject to adjustment for share capital reorganisations and reverse stock splits).

The warrants may be exercised for cash or on a cashless basis at the holder’s option and are not redeemable by the Company. The warrants are exercisable commencing on the later of:

●	twelve months after the date of the IPO prospectus, and

●	the completion of the Company’s initial business combination.

The warrants expire five years after the completion of the business combination, or earlier upon liquidation of the Company.

As at 31 December 2025 and 2024, there were 5,175,000 public warrants and 3,145,000 private warrants outstanding.

During the periods since issuance, the Company completed multiple reverse stock splits. As a result, the number of ordinary shares issuable upon exercise of the warrants and the exercise price have been proportionately adjusted in accordance with the warrant agreement.

As at 31 December 2025, the market price of the Company’s ordinary shares was significantly below the adjusted exercise price of the warrants. Accordingly, the warrants were out of the money as at the reporting date. Management does not expect the warrants to be exercised unless the market price of the ordinary shares exceeds the exercise price prior to expiry.

NOTE 14 — LEASES

The Company has various operating leases for clinics and office spaces.

As of December 31, 2025 and December 31, 2024, the right-of-use assets totaled $504,192, and $98,570, respectively.

As of December 31, 2025 and December 31, 2024, lease liabilities consist of the following:

	2025	2024
Operating lease
Lease liabilities – current portion	$238,105	$108,526
Lease liabilities – non-current portion	272,359	10,231
Total	$510,464	$118,757

The following is a schedule of future minimum payments under operating leases as of December 31, 2025:

Not later than 1 year	$262,244
Between 1 to 2 years	184,041
Between 2 to 5 years	118,800
Total lease payments	565,085
Less: imputed interest	(54,621)
Total operating lease liabilities, net of interest	$510,464

Other lease information is as follows:

	2025	2024
	2.37 years	2.75 years
Weighted-average discount rate – operating leases	5%	5%
Short term lease cost	$207,787	$234,767

As of December 31, 2025 and December 31, 2024, there were $504,192 and $98,570 right of use (“ROU”) assets and $510,464 and $118,757 lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the minimum loan rate and the Hong Kong Dollar Best Lending Rate (“BLR”) minus 0.125% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 6.6% and 5.5% respectively.

NOTE 15 — EQUITY

Ordinary shares

As at December 31, 2025 and December 31, 2024, the Company is authorized to issue unlimited and 50,000,000 ordinary shares respectively. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company. On July 4, 2025, the Board of Directors of the Company approved unlimited authorized ordinary share.

The equity of the Company as of December 31, 2025 and December 31, 2024 represents 240,622 and 380 ordinary shares with par value of $Nil. The number of shares as above have taken into consideration the reverse stock split effected on February 11, 2025, May 6, 2025 and August 4, 2025, December 1, 2025, January 26, 2026 and March 16, 2026 at an exchange ratio of one (1) share for twenty (20) shares, one (1) share for ten (10) shares and one (1) share for five (5) share, one (1) share for five (5) shares, one (1) share for three (3) and one (1) share for four (4) shares, respectively. Pursuant to ASC 505 the reverse stock split has been applied retrospectively.

Additional paid-in capital

Balance as at January 1,2023	$1,464,959
Issuance of shares as compensation for services (Note 1)	2,866,856
Balance as at December 31, 2023	4,331,815
Issuance of shares through Equity Line of Credit (Note 2)	1,936,236
Issuance of shares through conversion of convertible notes	2,650,000
Decrease in subscription receivable due to reduction of work by professionals (Note 1)	(2,766,856)
Business Combination (Note 3)	(6,028,690)
Balance as at December 31, 2024	$122,505
Issuance of shares for share-based compensation to consultant (Note 4)	20,250
Issuance of shares through Equity Line of Credit (Note 5)	12,620,494
Issuance of shares through conversion of convertible notes	4,860,427
Issuance of shares for business acquisition	257,500
Balance as at December 31, 2025	$17,881,176

*	the number of shares below have been amended to apply the reverse stock split in February 11, May 6, 2025 and August 4, 2025, December 1, 2025, January 26, 2026 and March 16, 2026 retrospectively.

Note 1: On January 10, 2023, the Company issued 1,365 ordinary shares (0.45 Ordinary Shares as adjusted by all Reverse Stock Splits done as of this report) to professional party for consulting service of 10 years, increasing the additional paid-in capital by $812,300. On December 4, 2023, the Company issued additional 3,450 shares (1.15 Ordinary Shares as adjusted by all Reverse Stock Splits done as of this report) to DoubleClick Services Limited for consulting service of 10 years, increasing the additional paid-in capital by $2,054,556. During 2024, the service scope and duration were reduced and the service value was adjusted accordingly pursuant to addendums to respective agreements

Note 2: On November 21, 2024, the Company entered into a Common Shares Purchase Agreement (the “White Lion Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) and a related Registration Rights Agreement (the “RRA”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, within 36 months from the Agreement effective date up to One Hundred Million Dollars ($100,000,000) in aggregate gross purchase price of newly issued Ordinary Shares, with an automatic increase to Three Hundred Million Dollars ($300,000,000) upon any substantial M&A or Material Transaction (as defined in the White Lion Purchase Agreement) and a further option to increase to Five Hundred Million Dollars ($500,000,000) after Two Hundred and Fifty Million Dollars ($250,000,000) has been issued and sold to White Lion under the White Lion Purchase Agreement, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement. The White Lion Purchase Agreement was included as Exhibit 10.27 of the Form F-1 registration statement filed on December 5, 2024.

On December 10, 2024, 35,000 Class A Ordinary Shares (0.58 Ordinary Shares as adjusted by all reverse stock splits done as of this report) were issued to White Lion amounting $276,850, in consideration for White Lion’s commitment pursuant to the White Lion Purchase Agreement. In addition, on December 12, 2024, pursuant to this Agreement, the Company issued 9,500 (0.15 Ordinary Shares as adjusted by all reverse stock splits done as of this report) Class A Ordinary Shares for a purchase price of $1,572,186. On December 24, 2024, the Company issued 25,000 Class A Ordinary Shares (0.42 Ordinary Shares as adjusted by all reverse stock splits done as of this report) for a purchase price of $160,050. On December 31, 2024, the Company issued 30,000 Class A Ordinary Shares (0.5 Ordinary Shares as adjusted by all reverse stock splits done as of this report) for a purchase price of $204,000.

Note 3: Upon de-spac business combination, additional paid-in capital and capital reserve of Legacy NewGenIvf was combined with additional paid-in capital and accumulated net losses of the A SPAC I Acquisition Corp and added into the additional paid-in capital of NewGenIvf Group upon the reverse take-over.

Note 4: The Company had issued 50 Class A Ordinary Shares to A SPAC (Holdings) Group Corp, pursuant to a one year consulting services agreement commencing on February 3, 2025.

Note 5: During the year ended December 31, 2025, the Company had issued 141,661 shares after taking account of the reverse stock split on Feb 11, 2025 and May 6, 2025, August 3, 2025, December 1, 2025, January 26, 2026 and March 16, 2026 respectively.

Note 6: The Company had issued 125,000 Class A Ordinary Shares (42 Ordinary Shares as adjusted by all reverse stock splits done as of this report) valued at US$2.06 per share for acquiring of MicroSort Reproductive Technology on January 21, 2025.

NOTE 16 — EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Thailand

The Company is obliged to make social security payments within the first 15 days of the month over which it is accrued. During period ended December 31 2025, the Company and its employees are each required to make contributions to the scheme calculated at 5% of the employee’s salary with a cap of THB750 per month.

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

NOTE 17 — PROVISION FOR INCOME TAXES

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

Kyrgyzstan

The company is subject to a corporate income tax on their aggregate annual income earned worldwide. Non-resident legal entities carrying out business activities through a permanent establishment in Kyrgyzstan are subject to profit tax on the income attributed to the activities of that permanent establishments. During the period ended June 30, 2025, no tax payable is accrued and reversed accordingly.

Profit tax is calculated at a rate of 10% of aggregate annual income less allowed deductions.

U.S.A.

NewGenIvf is subject to a corporate income tax on its aggregate annual income earned worldwide from its U.S. operations at a flat 21% on net income. In addition to federal obligations, there is a graduated state income tax rate that applies to corporate income, with a top rate of 6.6% on income over $60,000. Moreover, when the Company’s US operation pays a dividend to its offshore parent company, the payment is generally subject to a US federal withholding tax, typically at a statutory rate of 30% on the gross amount.

Significant components of the provisions for income taxes for the years ended December 31, 2024, and December 31, 2025 were as follows:

	December 30, 2025	December 31, 2024
Current tax provision Kyrgyzstan	$—	$—
Over provision of tax in prior year Kyrgyzstan	—	(486,706)
Current tax provision Cambodia	—	—
Total tax (income) expense	$—	$(486,706)

	December 31, 2025	December 31, 2024
Profit / (Loss) Income before taxes	$9,728,723	$(960,807)
Tax credit (expense) at the effective tax rates	1,705,862	(179,863)
Tax effect on non-taxable income	(3,682,167)	(81,323)
Tax effect on non-deductible expenses	1,975,290	129,814
Change in valuation allowance	—	131,991
Tax effect on utilization of tax losses	—	(127,521)
Tax losses unable to be utilized	1,015	126,902
Over provision of tax in prior year	—	(486,706)
Tax (income) expense	$—	$(486,706)

Deferred tax asset, net

Significant components of deferred tax assets, net were as follows:

	December 31, 2025	December 31, 2024
	USD	USD
Deferred tax assets:
– Net operating loss carry forward	—	160,432
Less: valuation allowance	—	(160,432)
Deferred tax assets, net	—	—

As of December 31, 2025 and December 31, 2024, the Company had net operating loss carry forward of Nil and $160,432. The Company believes it is less likely than not that its operations will be able to fully utilize its deferred tax assets related to the net operating loss carry forward. As a result, the Company provided 100% allowance on deferred tax assets on net operating loss.

NOTE 18 — DISAGGREGATED REVENUES

The Company’s main business operations are to provide: (i) IVF treatment service; and (ii) fertility referral services.

Revenue from external customers	December 31, 2025	December 31, 2024
IVF treatment service	$3,905,863	$5,433,375
Fertility referral services	820,570	—
Total revenues	$4,726,433	$5,433,375

Geographical information

Revenue from external customers originated from	December 31, 2025	December 31, 2024
China / HK SAR	41,555	$-
Kyrgyzstan	2,312,348	2,656,596
Cambodia	635,188	601,526
Thailand	1,691,862	2,175,253
US	45,480	-
Total revenues	4,726,433	$5,433,375

The revenue information above is based on the locations where the revenue originated.

Long-lived assets located at	December 31, 2025	December 31, 2024
HK SAR	$209,630	3,081
US	22,832,236	-
China	-	8,370
Cambodia	354,660	47,902
Thailand	311,845	312,313
	$23,708,371	371,666

The Company’s long-lived assets consist of plant and equipment, net, intangible assets, net and operating leases right-of-use assets, net.

NOTE 19 — RISKS

A. Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company monitors and ensures that follow-up action is taken to recover overdue debts. The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information, such as GDP growth rate and nominal GDP per capita. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for account receivables as of December 31, 2025 and December 31, 2024 to be $21 and $19 respectively.

Cash and cash equivalents

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits, prepayments and other receivables

The Company assessed the impairment for deposits and other receivables, due from shareholders individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the management consider the loss allowance for deposits and other receivables, due from shareholders as of December 31, 2025 and December 31, 2024 is $5, and $4, respectively. The loss allowance for deposits and other receivables, due from shareholders as of December 30, 2025 and December 31, 2024 is $0, and $0, respectively.

Receivables from agents

The Company assessed the impairment for receivables from agents based on ageing of these debts and the recoverability of the deposits distributed by the agents to their sub-agents. Based on the assessment performed by the Company, the management have written off an amount of $818,780 during the year which were deemed not recoverable. The loss allowance for receivables from agents as of December 31, 2025 and December 31, 2024 were $nil.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s net (loss) income for the period/years ended December 31, 2025 and December 31, 2024 would have increased or decreased by approximately $52,890 and $26,894, respectively.

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

Market Liquidity Risk

NewGenIvf is exposed to market liquidity risk with respect to certain assets held on our balance sheet. Market liquidity risk is the risk that we cannot realize the fair value of our assets when needed due to insufficient market depth, disruption, or the absence of willing buyers. As of December 31, 2025, we held Solana as treasury investment. These assets trade in markets that may experience periods of reduced liquidity, particularly during periods of economic stress or market disruption.

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

The recent war involving the US, Israel, and Iran has severely disrupted international travel, beginning with the immediate closure of airspace over several Middle Eastern countries and the suspension of flights through critical hubs like Dubai and Doha, which has stranded hundreds of thousands of passengers. This has forced airlines to cancel thousands of flights or take longer, more expensive routes, leading to a surge in ticket prices and the imposition of new fuel surcharges that are affecting travelers globally. Governments have responded by issuing widespread “do not travel” warnings for the region and organizing evacuations, while embassies have halted routine visa services, further complicating international mobility. The compounded effect is a climate of uncertainty where even trips not destined for the Middle East face potential delays, higher costs, and complex rebooking challenges.

D. Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations. Moreover, the recent escalation of the US-Israel-Iran conflict poses a significant threat to the global economy, primarily through the disruption of oil supplies, with cascading effects on the real estate sector in the UAE and a broad economic downturn across Asia, including Hong Kong and China. As the conflict intensifies around the Strait of Hormuz—through which nearly 20% of the world’s oil passes—global oil prices have surged past $100 per barrel, raising fears of an extended energy crisis. Such increase in oil prices might lead to domino effect on the overall costs of business operation for NewGenIvf and NewGenIvf might not be able to pass the cost pressure to its customers.

NOTE 20 — RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as the following:

	Relationship	December 31, 2025	December 31, 2024
Due from shareholders consist of the following:
Mr. Siu Wing Fung, Alfred (“Mr. Siu”)	Shareholder and director	$—	$404,549
Harcourt Limited	A related party (note 1)	$110,232	—

Due to a related party consist of the following:
Mr. Siu Wing Fung, Alfred (“Mr. Siu”)	Shareholder and director	(116,653)	—
Ms. Fong Hei Yue, Tina (“Ms. Fong”)	Shareholder and director	—	(497,200)
Harcourt Limited	A related party (note 1)	$—	$(61,802)

Note:

(1)	The directors and shareholders of Harcourt Limited are Mr. Siu and Ms. Fong, Harcourt Limited therefore has the common ultimate beneficial owners with the Company.

The balance due from shareholders consist of the following:

	December 31, 2025	December 31, 2024
Due from/ (to) shareholders/ related party	$(6,421)	$(154,453)
Less: allowance for expected credit loss	—	—
	$(6,421)	$(154,453)

The movement of allowances for expected credit loss is as follow:

	December 31, 2025	December 31, 2024
Balance at beginning of the year	$—	$(17,818)
Reversal of Provision / (Provision)	—	(17,818)
Ending balance	$—	$—

In addition to the transactions and balances detailed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

	December 31, 2025	December 31, 2024
Directors’ remuneration to Mr. Siu Wing Fung, Alfred	$325,000	$190,000
Directors’ remuneration to Ms. Fong Hei Yue, Tina	325,000	190,000
Director’s bonus of Mr. Siu Wing Fung, Alfred	750,000	—
Director’s welfare, accommodation and insurance to Mr. Siu Wing Fung, Alfred	393,103	—
Advisory services on fund raising project to Mr Siu, Daniel	219,045	—
Consulting services on fund raising project to Mr Siu, Jasper	65,000	—
Marketing service fee to Harcourt Limited	230,769	—

NOTE 21 — BUSINESS COMBINATIONS

Acquisition of MicroSort Lab Services, LLC

On February 28, 2025, NewGenIvf Group Limited (the “Company”) completed the acquisition of 100% of the outstanding equity interests of MicroSort Lab Services, LLC (“MicroSort”), a Delaware limited liability company established by Genetics & IVF Institute, Inc. (“Seller”). The Seller transferred to MicroSort a portfolio of assets including registered trademarks, domain names, customer contracts, and a consultant agreement. MicroSort technology is a form of pre-conception gender selection technology for humans and this Preimplantation Genetic Screening (“PGS”) is used in parallel with an IVF treatment cycle. Prior to the acquisition, the Company had been a licensee of the MicroSort® technology in Thailand and Cambodia. The company’s strategic acquisition of the MicroSort technology provide the company with the exclusive right to this technology for its continued use within its clinics as well as to licence it out to other clinics globally. In accordance with ASC 805, The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, as the Company obtained control of an integrated set of activities and assets that constitute a business.

The total purchase consideration amounted to US$5,000,000, consisting of cash consideration of US$750,000 and 2,500,000 Class A Ordinary Shares of the Company (42 shares, post–reverse stock splits) at a deemed share price of $1.7 per share. After the 2nd reverse stock split in February 2025, the Company issued 125,000 shares were when the share price was $2.06 per share. Accordingly, the share consideration was valued at US$257,500 at the acquisition date. The total fair value of the purchase consideration on acquisition date amounts to $1,007,500 measured in accordance with ASC 805-30-30-7. No contingent consideration or seller financing arrangements were included in the transaction.

The Company engaged an independent valuation firm, to determine the fair value of the acquired trademarks and technology. Using the income approach (discounted cash flow method), the fair value of the trademarks and technology were determined to be US$5,284,000 as of December 31, 2024. The acquired trademark was valued at $5,284,000, using an income approach, primarily applying a discounted cash flow methodology, which considered projected revenues attributable to the trademark, licensing income and expenses, and a risk-adjusted discount rate.

The company obtained control over the Company and its related business and assets on February 28, 2025. Accordingly, February 28, 2026 which been determined by management as the acquisition date. No liabilities were assumed as part of the transaction. As at acquisition date management had re-evaluated the fair value assessment of the trademarks and determined the fair value to be $3.5 million. As the fair value of net assets acquired exceeded the fair value of the purchase consideration, the Company recognized a bargain purchase gain of US$2.5 million, in accordance with ASC 805-30-25-2. In accordance with ASC 805-30-25-2, the Company reassessed the identification and measurement of all acquired assets and liabilities and the consideration transferred. Management concluded that the bargain purchase gain resulted primarily from the Seller’s decision to exit non-core operations, as well as a decline in the Company’s stock price between the signing date and the Acquisition Date.

The fair values of the identifiable assets and liabilities of MicroSort, as at the date of acquisition were as follows:

Fair value recognized on acquisition
Intangible Asset – intellectual property and trademark	3,495,335
Liabilities assumed	-
Total identifiable net assets at fair value	3,495,335

Cash consideration	(750,000)
Share consideration	(257,500)
Bargain purchase gain	2,487,835

MicroSort did not have any trade receivables outstanding as of the Acquisition Date. Accordingly, no receivables were recognized as part of the business combination.

Acquisition-related transaction costs were immaterial and were expensed as incurred within general and administrative expenses in the consolidated statements of operations

The intangible assets have been classified as indefinite-lived intangible assets acquired will be subject to annual impairment testing in accordance with ASC 350. The bargain purchase gain has been which has been recorded as a separate line item within Other income (expense), net in the Consolidated Statements of Operations for the year ended December 31, 2025.

The MicroSort business, while being established by the Seller in prior years, it had not generated significant revenue and earnings prior to the acquisition due to MicroSort not being the core business focus of the Seller Accordingly, the unaudited pro forma consolidated revenue and net income of the Company, as if the acquisition had occurred on January 1, 2024, would not have differed materially from the amounts reported in the Company’s consolidated financial statements.

Acquisition of Nodexus business.

On July 24, 2025, NewGenIvf Group Limited (the “Company”) acquired substantially all of the operating assets of Nodexus Inc (“Nodexus”) through an assignment for the benefit of creditors process administered by Sherwood Partners, Inc. The acquired assets included a patent portfolio and proprietary cell-sorting technology (five granted U.S. patents and one granted Japan patent), 18 Nodexus NX One units, partially constructed NX One units, cartridges, spare parts, and the Nodexus.com domain. Nodexus technology is a form of pre-conception gender selection technology for humans and this Preimplantation Genetic Screening (“PGS”) is used in parallel with an IVF treatment cycle. The company’s strategic acquisition of the Nodexus technology provide the company with the exclusive right to this technology for its continued use within its clinics as well as to license it out to other clinics globally. In accordance with ASC 805, The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, as the Company obtained control of an integrated set of activities and assets that constitute a business. Although Nodexus did not generate revenue and did not have outputs as of the acquisition date, management concluded that the acquired set met the definition of a business under ASC 805-10-55-5A through 55-9 because it included inputs and a substantive process that together are capable of producing outputs.

The Company engaged an independent valuation of the acquired patents. Using the relief-from-royalty method, the fair value of the patents was determined to be US$17,900,000 primarily applying a relief-from-royalty method, which estimates the present value of royalty payments avoided by owning the technology rather than licensing it. Key assumptions included estimated market-participant revenue projections, an indicative royalty rate, a discount rate reflective of early-stage technological risk. The Company also estimated the fair value of other acquired assets at US$1,566,000. No liabilities were assumed as part of the transaction. The aggregate fair value of net assets acquired was US$19,466,000. As the fair value of net assets acquired significantly exceeded the consideration transferred, the Company recognized a bargain purchase gain of US$19,166,000 in accordance with ASC 805-30-25-2. The gain reflects the distressed nature of the sale process, limited market participants, and the Seller’s inability to execute commercialization, rather than any measurement error.

The total cash consideration paid was US$300,000. The company obtained control over the Company and its related business and assets on July 29, 2025. Accordingly, July 29, 2025 has been determined by management as the acquisition date. No liabilities were assumed as part of the transaction. The Company also estimated the fair value of other acquired assets at US$1,566,000. No liabilities were assumed as part of the transaction. The aggregate fair value of net assets acquired was US$19.5 million. As the fair value of net assets acquired significantly exceeded the consideration transferred, the Company recognized a bargain purchase gain of US$19,166,000 in accordance with ASC 805-30-25-2. In accordance with ASC 805-30-25-2, the Company reassessed the identification and measurement of all acquired assets and liabilities and the consideration transferred. Management concluded that the gain represents a unique, non-recurring event arising from the acquisition of high-potential assets in a forced liquidation process at a price substantially below fair value.

The fair values of the identifiable assets and liabilities of Nodexus, as at the date of acquisition were as follows:

Fair value recognized on acquisition
Intangible assets - patented Technology	17,900,000
Nodexus NX One Unit	1,530,000
Catridges for Nodexus NX	16,000
Nodexus.com domain and hosting access	20,000
Liabilities assumed	-
Total identifiable net assets at fair value	19,466,000

Cash consideration	(300,000)
Bargain purchase gain	19,166,000

Nodexus did not have any trade receivables outstanding as of the Acquisition Date. Accordingly, no receivables were recognized as part of the business combination.

Acquisition-related transaction costs were immaterial and were expensed as incurred within general and administrative expenses in the consolidated statements of operations.

The tangible assets will be amortized on a straight-line basis over their estimated useful life of 5 years in accordance with ASC 360. The intangible assets have been classified as indefinite-lived intangible assets acquired will be subject to annual impairment testing in accordance with ASC 350. The bargain purchase gain has been which has been recorded as a separate line item within Other income (expense), net in the Consolidated Statements of Operations for the year ended December 31, 2025.

Nodexus was a development-stage entity and did not generate revenue or earnings prior to the acquisition. Accordingly, the unaudited pro forma consolidated revenue and net income of the Company, as if the acquisition had occurred on January 1, 2024, would not have differed materially from the amounts reported in the Company’s consolidated financial statements for the periods presented. While the Nodexus business had been established in prior years, it had not generated significant revenue and earnings prior to the acquisition due to it being used primarily for research and development purposes. Accordingly, the unaudited pro forma consolidated revenue and net income of the Company, as if the acquisition had occurred on January 1, 2024, would not have differed materially from the amounts reported in the Company’s consolidated financial statements.

NOTE 22 — DISPOSAL OF SUBSIDIARY

On July 29, 2025, the Company completed the sale of its Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd. (“SZ QianHai”) to an unrelated third party for total consideration of US$ 0 (RMB 1), consisting of cash.

As part of the disposal, all the outstanding account payables and receivables as well as all outstanding balances were transferred to the Buyer. Any tax liabilities in People’s Republic of China (PRC) arising from the transfer of these balances shall be borne by the Buyer.

The following table summarizes the financial impact of the disposal:

●	Consideration received: Cash of US$ 0 (RMB 1)

●	Net assets disposed of $47,702 (RMB 352,826)

●	Loss on disposal of subsidiary of $47,702 (RMB 352,826)

The disposal was accounted for in accordance with ASC 810, Consolidation. As a result, the Company deconsolidated Shenzhen Qianhai Fengtai Renhui Health Technology Co. and recognized a loss on disposal of subsidiary (after netting against the cash consideration received) in the amount of US$47,702 in other income, net in the consolidated statements of operations for the year ended December 31, 2025.

The disposal did not represent a strategic shift and, therefore, was not classified as a discontinued operation under ASC 205-20.

NOTE 23 — COMMITMENTS & CONTINGENCIES

As of December 31, 2025 and December 31, 2024, the Company was not a party to any legal or administrative proceedings. As of December 31, 2025, the Company had commitment as described in Notes 13 and 14 to the financial statements.

The Company is also committed to honor its obligations pursuant to the convertible note agreements as described in Note 13.

NOTE 24 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Subsequent to December 31, 2025 and to the date of this report, $600,000 convertible notes outstanding as of December 31, 2025 had been converted to additional 190,319 Class A ordinary shares (adjusted by Reverse Stock Splits on December 2, 2025, January 26, 2026 and March 16, 2026).

On January 13, 2026, NewGenBiz Limited, a 100% directly owned subsidiary of NewGenIvf Group Limited, was incorporated in British Virgin Islands as an investment holding company for future business.

On January 22, 2026, the Company entered into a Securities Purchase Agreement with Vanquish Funding Group Inc., pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $107,000, convertible into Class A Ordinary Shares pursuant to its terms.

On January 22, 2026, the Company entered into a Securities Purchase Agreement with Boot Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $50,000, convertible into Class A Ordinary Shares pursuant to its terms.

On February 2, 2026, NewGenOman Limited, a 100% directly owned subsidiary of NewGenIvf Group Limited, was incorporated in British Virgin Islands as an investment holding company for future business.

 On February 27, 2026, NewGenBiz Limited, a 100% directly owned subsidiary of NewGenIvf Group Limited, was incorporated in Hong Kong as a foundation for charitable activities.

On March 17, 2026, the Company entered into a Securities Purchase Agreement with CFI Capital LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $200,000, convertible into Class A Ordinary Shares pursuant to its terms.

On March 25, 2026, the Company entered into a Securities Purchase Agreement with Firstfire Global Opportunities Fund, LLC, pursuant to which, amongst other things, the Company agreed to sell a convertible note in the aggregate principal amount of $220,000, convertible into Class A Ordinary Shares pursuant to its terms.